Harvest Operations Corp.
A subsidiary of Harvest Energy Tr

04046407

SEC MAIL PROCESSING
RECEIVED
DEC 01 2004
WASH, D.C. 179 SECTION

Via Courier

November 29, 2004

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

SUPPL

Re: Harvest Energy Trust (the "Trust")
File No. 82-34779
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are copies of the Trust's documents listed on the attached "Exhibit A". As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

HARVEST OPERATIONS CORP.

Per: ____________________

PROCESSED
DEC 03 2004
THOMSON FINANCIAL

S:\Investor Relations\Regulatory\SEC Exempt Letters\04-11-12 Letter.doc

T: 403 265 1178 F: 403 265 3490 www.harvestenergy.ca

1900, 330 - 5th Avenue SW, Calgary, Alberta T2P 0L4

Exhibit A

1. Form 52-109F2 – CFO Certification of Interim Filings filed November 12, 2004
2. Form 52-109F2 – CEO Certification of Interim Filings filed November 12, 2004
3. Interim financial statements for period ending September 30, 2004.
4. Interim MD&A for period ending September 30, 2004.
5. Press release dated November 11, 2004 declaring the December 15, 2004 distribution level at $0.20 per trust unit.
6. Business acquisition report dated November 10, 2004 regarding the acquisition of properties from EnCana Corporation.
7. Press release dated November 4, 2004 announcing an increase to the exchangeable share ratio.
8. Material change report dated October 22, 2004 regarding completion of a private placement of US$250 million principal amount of 7 7/8% senior secured notes due October 15, 2011.
9. Registration Rights Agreement pursuant to the private placement of US$250 million principal amount of 7 7/8% senior secured notes due October 15, 2011.
10. Indenture pursuant to the private placement of US$250 million principal amount of 7 7/8% senior secured notes due October 15, 2011.
11. Press release dated October 14, 2004 announcing closing of the US$250 million senior notes offering and the November 15, 2004 distribution.
12. Press release dated October 7, 2004 announcing an increase to the exchangeable share ratio.
13. Press release dated October 7, 2004 announcing the pricing of the US$250 million 7 7/8% Senior Notes due 2011.
14. Press release dated September 16, 2004 declaring the October 15, 2004 distribution level at $0.20 per trust unit.

File No. 82-34779

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I , Jacob Roorda, President of Harvest Operations Corp. on behalf of Harvest Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Harvest Energy Trust for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 12, 2004

Jacob Roorda

File No. 82-34779

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, David J. Rain, Vice President and CFO of Harvest Operations Corp. on behalf of Harvest Energy Trust certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Harvest Energy Trust for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 12, 2004

David J. Rain

For the three and nine month periods ended September 30, 2004

Harvest Energy Trust

2004 Quarterly Report to Unitholders

File No. 82-34779

Q3

Harvest Energy Trust Announces Third Quarter 2004 Results

Calgary, November 11, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announced its unaudited operating and financial results for the three and nine month periods ended September 30, 2004.

Highlights:

- Completed the EnCana property acquisition of $526.0 million on September 2, 2004 increasing production to approximately 37,500 BOE/d. Proved plus Probable (P+P) reserves and Reserve Life Index (RLI) increased to approximately 103.4 mmBOE and 7.5, respectively. As a result of this transaction, Harvest also diversified its product mix by increasing its natural gas production weighting to approximately 14%;
- Successfully integrated the Storm assets into Harvest's operations for the first full quarter, contributing to 40% of the average production growth from the second quarter;
- Declared distributions of $0.60 per Trust Unit for the three months ended September 30, 2004, representing a third quarter payout ratio of 41%. At a distribution rate of $0.20 per Trust Unit per month, Harvest anticipates a fourth quarter 2004 payout ratio of less than 40%;
- Cash flow from operations of $44.5 million or $1.50 per weighted average Trust Unit outstanding for the three month period ended September 30, 2004, compared to $17.2 million ($0.99 per Trust Unit) in the second quarter and $16.8 million ($1.35 per Trust Unit) during the same period in 2003;
- Net income of $5.2 million and $5.7 million in the three and nine month periods ended September 30, 2004 are net of $19.7 million and $29.4 million, respectively, of non-cash mark-to-market losses on derivative contracts which do not qualify for hedge accounting;
- Sales volume averaged 24,759 BOE/d for the three month period ended September 30, 2004, a 62% increase over the previous quarter, and a 118% increase over the same period in the previous year. The exit rate for the third quarter was approximately 37,500 BOE/d;
- Development activities and cost reduction initiatives in core areas continued through the third quarter, reflected in capital expenditures of approximately $13.2 million ($0.44 per weighted average Trust Unit outstanding). The goal of the development program is to add cash flow, production and reserves, providing stability for future distributions;
- Closed an equity and a convertible debenture financing in August, for $175 million and $100 million, respectively to help fund the EnCana property acquisition;
- Subsequent to the end of the quarter, closed a US$250 million, 7-year senior note financing to create additional financial flexibility and used those proceeds to substantially repay bank and bridge credit facilities.
- Harvest will be conducting a conference call and Webcast about its third quarter 2004 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on November 12th, 2004. Details regarding this call and Webcast are included later in this release and are also available on Harvest's website at www.harvestenergy.ca.

Third Quarter Financial and Operational Summary

($000's, except per BOE and per Trust Unit amounts)

	Three months ended September 30			Nine months ended September 30		
FINANCIAL	**2004**	2003	% Change	**2004**	2003	% Change
		(Restated)			*(Restated)*	
Revenue, net of royalties	$ **85,424**	$ 24,706	246%	$ **169,650**	$ 69,362	145%
Hedging loss	**(16,457)**	(3,525)	367%	**(37,761)**	(15,821)	139%
Cash flow from operations[2]	**44,459**	16,758	165%	**77,988**	32,795	138%
Per Trust Unit, basic[2]	**1.50**	1.35	11%	**3.69**	2.88	28%
Per Trust Unit, diluted[2]	**1.22**	1.31	-7%	**2.80**	2.79	0%
Net income	**5,166**	5,488	-6%	**5,696**	9,813	-42%
Per Trust Unit, basic	**0.07**	0.44	-84%	**nil**	0.86	100%
Per Trust Unit, diluted	**0.07**	0.43	-84%	**nil**	0.84	100%
Distributions	**18,434**	7,403	149%	**39,740**	19,833	100%
Distributions per Trust Unit, declared	**0.60**	0.60	0%	**1.80**	1.80	0%
Payout ratio[2]	**41%**	44%		**51%**	60%	
Capital expenditures (excluding acquisitions)	**13,182**	9,041	46%	**33,822**	34,012	-1%
Net debt (excluding commodity derivatives)[2]	**403,372**	9,740	4041%	**403,372**	9,740	4041%
Weighted average Trust Units outstanding, basic	**29,669,282**	12,385,722	140%	**21,143,221**	11,383,042	86%
Trust Units outstanding, end of period	**36,874,829**	12,522,889	194%	**36,874,829**	12,522,889	194%
OPERATING						
Average daily sales volume						
Crude oil and natural gas liquids (bbl/d)	**22,774**	11,131	105%	**17,475**	9,560	83%
Natural gas (mcf/d)	**11,909**	1,453	720%	**5,049**	1,165	333%
Total (BOE/d)	**24,759**	11,373	118%	**18,317**	9,754	88%
Production exit rate (BOE/d)	**37,500**	11,600	223%	**37,500**	11,600	223%

Note 1: *Natural gas converted to barrel of oil equivalent (BOE) on a 6:1 basis*
Note 2: *Each of these measures is considered a non-GAAP measure. The impact on readers should be reviewed in the "Certain Financial Reporting Measures" section of this MD&A.*

Third Quarter Message to Unitholders

The highlight of the third quarter 2004 was Harvest's successful acquisition of $526 million of producing assets from EnCana. The acquisition was financed through the issuance of $175 million of Trust Units, $100 million of convertible debentures, $70 million under a bank bridge facility and the balance of the purchase price was funded by drawing down on the Trust's revolving credit facility.

Following the closing of the acquisition on September 2, Harvest's production and reserves essentially doubled, resulting in a third quarter exit rate of approximately 37,500 BOE/d, an increase of 95% from the June 30, 2004 exit rate. In addition to providing approximately 19,000 BOE/d of production and 57.8 mmBOE of proved plus probable reserves, this transaction increased Harvest's Reserve Life Index (RLI) to 7.5. These assets also included Harvest's first significant natural gas property, at Crossfield, increasing our natural gas production weighting to approximately 14%. The addition of the EnCana properties is also expected to provide Harvest with stronger netbacks, reduced operating costs and reduced royalty rates going forward. This transaction is accretive to cash flow, net asset value, production per unit, and reserves per unit. The integration of the assets and personnel with Harvest's systems has been substantially completed, with technical reviews and

priorities being established for fourth quarter and 2005 capital projects. Readers should note that the Trust's third quarter 2004 results only reflect operating results of the EnCana assets from the closing date of September 2, 2004 to the end of the period. The fourth quarter of 2004 will reflect the first full quarter of operating results from the EnCana assets.

The Trust completed the acquisition of Storm Energy Ltd. through a Plan of Arrangement on June 30, 2004. Harvest acquired Storm for approximately $189.2 million including assumed net debt of approximately $65.0 million (refer to Note 5 of the unaudited consolidated financial statements for September 30, 2004 for the purchase price allocation). The third quarter of 2004 was Harvest's first full operating quarter including the Storm Energy properties. The Storm assets have performed consistently with expectations and contributed approximately 40% of the Trust's average production growth from the second quarter. The Storm assets are primarily situated in Harvest's North Central Alberta core area and offer strong netbacks and primarily light gravity crude oil production. Integration of the Storm properties into Harvest's operations continued throughout the third quarter. As part of this integration, technical reviews were conducted for fourth quarter 2004 and 2005 development drilling and optimization projects in North Central Alberta.

Harvest expects its full year 2004 capital program to be approximately $50 million, with the focus on adding production and reserves as well as improving operating efficiencies. Development capital invested during the third quarter totaled $13.2 million and was focused on drilling in Southeast Saskatchewan and East Central Alberta. Seven oil wells were drilled in Saskatchewan and five oil wells in Alberta, with a success rate of 100%. Additional water disposal projects in Hayter were commissioned with the goal of further reducing operating costs in future quarters.

Based on Harvest's incremental production from its 2004 acquisition activity, combined with its existing base of production, additional volumes from development, and natural production declines, Harvest anticipates the following:

	Fourth Quarter 2004 Estimate	Full Year 2004 Estimate
Average Production Volumes (BOE/d)	37,000 - 38,000	22,500 - 23,500
Royalties (% of revenue, before hedging)	16.0% – 16.5%	16.5 % - 17.0%
Operating costs ($/BOE)	$7.50 - $8.00	$8.50 - $9.00

Harvest's expected low payout ratio of approximately 40% in the fourth quarter provides additional cash flow to fund debt repayment, ongoing property enhancement programs, and possible future acquisitions.

The Board of Directors of Harvest Operations Corp. will continue to evaluate distributions on a regular basis.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet ("mcf") are converted to barrels of oil equivalent ("BOE") using the ratio of six (6) thousand cubic feet to one (1) barrel of oil ("bbl"). BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Forward-Looking Information

This third quarter report contains forward-looking information and estimates with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to, factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserve estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility. The information and opinions concerning the Trust's future outlook are based on information available as at November 11, 2004.

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's audited consolidated financial statements and accompanying notes for the year ended December 31, 2003 as well as our unaudited consolidated financial statements and notes for the nine months ended September 30, 2004.

Certain Financial Reporting Measures

The Trust has used certain measures of financial reporting that are commonly used as benchmarks within the oil and natural gas industry in the following MD&A discussion. These measures include: Cash flow from operations, Net Debt, Payout Ratio and Operating Netbacks per BOE. These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they are defined as "non-GAAP" and should be given careful consideration by the reader. Specifically, management uses Cash flow from operations or cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

Trust Overview

Harvest Energy Trust is an oil and natural gas royalty trust, which focuses on the operation of high quality mature properties. The Trust employs a disciplined approach to the oil and natural gas production business, whereby it acquires high working interest, large resource-in-place, mature, producing properties and employs "best practice" technical and field operational practices to extract maximum value. These operational practices include: diligent hands-on management to maintain and maximize production rates, the application of technology and selective capital investment to maximize reservoir recovery, enhancing operational efficiencies to control and reduce expenses, and unique marketing arrangements complemented by corporate hedging strategies to effectively manage cash flow. The Trust has operations in four core areas: North Central Alberta, East Central Alberta, Southern Alberta and Southeast Saskatchewan.

Industry Overview

	Three month period ended Sept. 30			Nine month period ended Sept. 30		
Prices	**2004**	2003	% Change	**2004**	2003	% Change
West Texas Intermediate crude oil (US$ per barrel)	$ **43.88**	$ 30.20	45%	$ **39.11**	$ 30.99	26%
Edmonton light crude ($ per barrel)	**56.32**	40.94	38%	**50.83**	44.33	15%
Lloyd blend crude oil ($ per barrel)	**40.87**	29.53	38%	**36.74**	32.90	12%
Bow river blend crude oil ($ per barrel)	**41.55**	30.50	36%	**37.70**	33.80	12%
AECO natural gas ($ per mcf)	**6.15**	5.96	3%	**6.29**	6.70	-6%
Alberta Power Pool electricity price ($ per MWh)	**54.33**	62.59	-13%	**54.43**	67.75	-20%
Canadian / U.S. dollar exchange rate (C$)	**1.307**	1.380	-5%	**1.328**	1.429	8%
Bank of Canada interest rate	**2.31%**	3.21%	-28%	**2.44%**	3.25%	-25%

The benchmark price of WTI crude oil has the greatest impact on Harvest's revenues because the majority of the Trust's production is crude oil. Foreign exchange also has an impact on Harvest's revenues as it affects the realized revenues in Canadian dollars for oil sales which are denominated in U.S. dollars. Following the EnCana acquisition, Harvest's natural

gas weighting increased from 2% to approximately 14%, thus increasing the impact of fluctuations in AECO natural gas spot prices on revenues.

The strengthening of the Canadian versus the U.S. dollar and slightly wider differentials for Canadian crude tempered the effects of the generally higher worldwide price of crude oil on Harvest's revenues. The overall average increase in WTI prices of approximately 45% in the third quarter relative to the same period in 2003, was slightly offset by the 5% increase in the value of the Canadian dollar relative to the U.S. dollar. The Edmonton light crude oil price, which is the posted price for light oil delivered to Edmonton, rose 38% during the third quarter of 2004 relative to the same period of 2003, and contributed to the increased revenues Harvest realized for the period.

The differential between heavy and light crude oil continued to widen in the third quarter, primarily due to a lack of refinery capacity in the US Midwest, which is the export destination point for the majority of Canadian heavy crude. In addition, increased competition from foreign heavy and sour production being delivered into the North American market also contributed to the softening of prices for heavy crude in general. The proportionally higher demand for light versus heavy oil products also negatively affected the differentials.

Given Harvest's historically higher production weighting to medium and heavy crude oil, the Trust has been exposed to swings in world oil prices (WTI) and light to medium/heavy differentials. However, the assets from the Storm acquisition increased our light oil component in the third quarter to approximately 37% of Harvest's total production which has lessened this impact. Exit production for the third quarter of 2004 was 50% light and medium gravity crude oil, 34% heavy oil and 16% natural gas and NGL's. This compares to 44% light and medium gravity crude, 53% heavy crude and 3% natural gas and NGL's in the third quarter of 2003. This diversification reduces Harvest's exposure to WTI prices and heavy oil differentials and increases our exposure to North American natural gas prices.

The average Alberta Electricity System Operator (AESO) electricity price decreased in the third quarter of 2004 by approximately 13% over the same period in 2003. Events during the month of July 2003 versus 2004 were the leading factors in this decrease. In 2003, July brought high temperatures and many days with multiple large generators off-line putting extreme strain on the province's ability to supply power leading to an average electricity spot market price of $87.91/MWh. By comparison, July 2004 saw milder temperatures and more generation capacity resulting in an average electricity spot market price of $56.55/MWh. Demand growth in the third quarter continued at its 2004 pace of approximately 4% over 2003. Third quarter 2004 natural gas prices increased by 3% compared to 2003, however; this increase was not reflected in higher power prices due to higher availability of coal fired generators.

Summary of Quarterly Results

(Restated - Refer to note 3 of the consolidated financial statements)

	2004			2003			
Financial	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue, net of royalties	$ **85,424**	$ 44,752	$ 39,473	$ 33,577	$ 24,706	$ 21,352	$ 23,308
Hedging loss	**16,457**	12,249	9,055	3,103	3,525	3,727	8,570
Operating expense	**18,993**	13,600	13,674	12,984	9,661	6,596	6,804
Net operating income	$ **49,974**	$ 18,903	$ 16,744	$ 17,490	$ 11,520	$ 11,029	$ 7,934
Net income (loss)	**5,166**	1,594	(1,065)	6,134	5,673	1,063	3,468
Per Trust Unit, basic	**0.07**	0.02	(0.13)	0.38	0.45	0.09	0.33
Per Trust Unit, diluted	**0.07**	0.02	(0.13)	0.37	0.44	0.09	0.31
Cash flow from operations[1]	**44,459**	17,160	14,839	13,115	16,759	9,547	6,489
Per Trust Unit, basic[1]	**1.50**	0.99	0.87	0.81	1.35	0.84	0.62
Per Trust Unit, diluted[1]	**1.22**	0.78	0.68	0.79	1.31	0.82	0.60
Sales Volumes							
Crude oil (bbl/d)	**22,397**	14,775	14,626	14,497	11,054	9,371	8,034
Natural gas liquids (bbl/d)	**377**	141	50	70	77	67	43
Natural gas (mcf/d)	**11,909**	2,249	915	1,744	1,453	1,161	875
Total (BOE/d)	**24,759**	15,291	14,829	14,858	11,373	9,632	8,223

Note 1: This is a non-GAAP measure as referred to in the "Certain Financial Reporting Measures" section of this MD&A.

The above table highlights Harvest's performance for the third quarter of 2004, and the preceding quarters following the Trust's Initial Public Offering in December of 2002.

Financial

Net revenues have trended higher since the first quarter of 2003, attributable to increasing production volumes and a strengthening commodity price environment. Production related to the Storm assets is reflected for all of the third quarter of 2004, and production from the EnCana assets is reflected from September 2 until September 30, 2004.

Net income includes both cash and non-cash items. The non-cash items, including depletion, depreciation and accretion (DD&A), future income taxes, foreign exchange, and unrealized gain or loss on derivatives can cause the net income to vary significantly. As demonstrated in the Summary of Quarterly Results table, net income has not reflected the same trend as net revenues or cash flows due to the inclusion of unrealized mark-to-market gains and losses on the remaining future portion of derivative contracts.

Cash flow from operations has demonstrated a steady upward trend, with the exception of a substantial non-recurring foreign exchange gain realized in the third quarter of 2003.

Sales Volumes

Harvest's production consists of light, medium and heavy crude oil, natural gas liquids, and natural gas from properties located in North Central Alberta, East Central Alberta, Southern Alberta and Southeastern Saskatchewan. Sales volumes, on a barrel of oil equivalent (BOE) basis, averaged 24,759 BOE/d and 18,317 BOE/d for the three and nine and month periods ended September 30, 2004, respectively. This compares to average production of 15,291 BOE/d in the second quarter of 2004, and 11,373 BOE/d and 9,754 BOE/d for the same periods in 2003. Higher 2004 average production in the third quarter compared to the second quarter is due to the increased volumes associated with the Storm and EnCana acquisitions, as well as successful development and optimization work centered in Southeast Saskatchewan and East Central Alberta.

Compared to the third quarter of 2003, higher production primarily reflects the impact of the items noted above. These acquisitions also resulted in the change to the production mix noted below.

The average daily sales volumes by product were as follows:

	Three month period ended September 30, 2004		Three month period ended September 30, 2003	
Light crude oil (Bbls/d)	9,087	37%	-	0%
Medium crude oil (Bbls/d)	5,416	22%	5,044	44%
Heavy crude oil (Bbls/d)	7,894	32%	6,010	53%
Total oil (Bbls/d)	22,397	90%	11,054	97%
Natural gas liquids (Bbls/d)	377	2%	77	1%
Total oil and natural gas liquids (Bbls/d)	22,774	92%	11,131	98%
Natural gas (mcf/d)	11,909	8%	1,453	2%
Total oil equivalent (6:1 BOE/d)	24,759	100%	11,373	100%

	Nine month period ended September 30, 2004		Nine month period ended September 30, 2003	
Light crude oil (Bbls/d)	6,461	35%	-	0%
Medium crude oil (Bbls/d)	4,553	25%	4,300	44%
Heavy crude oil (Bbls/d)	6,271	34%	5,192	53%
Total oil (Bbls/d)	17,285	94%	9,492	97%
Natural gas liquids (Bbls/d)	190	1%	68	1%
Total oil and natural gas liquids (Bbls/d)	17,475	95%	9,560	98%
Natural gas (mcf/d)	5,049	5%	1,165	2%
Total oil equivalent (6:1 BOE/d)	18,317	100%	9,754	100%

Harvest's September 30, 2004 exit rate was approximately 37,500 BOE/d, an increase of 95% over the second quarter exit rate of 19,200 BOE/d and a 223% increase over the third quarter 2003 exit rate of 11,600 BOE/d. The increase compared to the previous quarter can primarily be attributed to the production acquired in the EnCana acquisition, while the increase relative to the same quarter in 2003 is also attributable to the Storm and Carlyle acquisitions.

Revenues

Revenues net of hedging losses and before royalties were $85.7 million in the third quarter 2004; 110% higher than the second quarter 2004 revenues of $40.8 million and 243% higher than the $25.0 million realized for the same period in 2003.

For the nine months ended September 30, 2004, revenues net of hedging losses and before royalties increased 159% to $164.9 million compared to $63.6 million in the same period in 2003. Higher net revenues in the first nine months of 2004 compared to the same period in the previous year are the result of Harvest's higher production volumes coupled with higher average commodity prices year-to-date in 2004 compared to 2003. The average market price of WTI in the three and nine month periods ended September 30, 2004 was U.S.$43.88/BOE and U.S.$39.11/BOE, respectively. Harvest's corporate realized prices for the three and nine months ended September 30, 2004 were $44.83/BOE and $40.53/BOE compared to $38.13/BOE realized in the previous quarter, and $27.27/BOE and $29.82/BOE for the same periods in 2003.

The following is a breakdown of Harvest's average prices before hedging, by product, for the three and nine month periods ended September 30, 2004 and 2003.

	Three month period ended September 30, 2004	Three month period ended September 30, 2003	**Nine month period ended September 30, 2004**	Nine month period ended September 30, 2003
Product prices:				
Light oil ($/bbl)	$ **53.46**	$ -	$ **46.52**	$ -
Medium oil ($/bbl)	**43.54**	30.45	**39.89**	32.05
Heavy oil ($/bbl)	**37.64**	24.26	**35.67**	27.80
Natural gas liquids ($/bbl)	**45.69**	23.80	**37.37**	29.93
Natural gas ($/mcf)	**6.22**	6.17	**5.83**	6.71
BOE ($/BOE)	$ **44.83**	$ 27.27	$ **40.53**	$ 29.82

Operating Netbacks

The following is a summary of Harvest's operating netbacks:

	(Amounts expressed are $/BOE)			
	Three month period ended September 30, 2004	Three month period ended September 30, 2003	**Nine month period ended September 30, 2004**	Nine month period ended September 30, 2003
Sales price	$ **44.83**	$ 27.27	$ **40.53**	$ 29.82
Hedging loss	**7.22**	3.37	**7.52**	5.94
Realized price	**37.61**	23.90	**33.01**	23.88
Royalties, net	**7.33**	3.66	**6.58**	3.77
Royalties, percent of sales price	**16.4%**	13.4%	**16.2%**	12.6%
Operating costs	**8.34**	9.23	**9.22**	8.66
Operating Netback[1]	$ **21.94**	$ 11.01	$ **17.21**	$ 11.45

Note 1: Operating netbacks per BOE are a non-GAAP measure; please refer to the "Certain Financial Reporting Measures" section earlier in this MD&A

Third quarter netbacks in 2004 were 61% higher than the $13.59 realized in the second quarter, primarily due to higher netback production from the Storm assets in North Central Alberta and the recently purchased EnCana assets. Higher average commodity prices, and the effect of operating cost reduction projects at several of Harvest's properties also contributed to stronger netbacks in the third quarter of 2004. Operating netbacks of $21.94/BOE and $17.21/BOE realized in the three and nine month periods ended September 30, 2004 were 99% and 50% higher than the same periods in the previous year.

Harvest anticipates a slight reduction in average royalty rates and operating costs in the fourth quarter with the integration of a full three months of results associated with the EnCana properties.

Royalties

The higher net royalties, as a percent of revenues before hedging losses, in the third quarter compared to the second quarter (15.7%) of 2004 are primarily attributable to the impact of the higher royalty rates on the Storm properties, which Harvest acquired on June 30, 2004. Higher net royalty percentages in the three and nine months ended September 30, 2004 compared to the same periods in 2003 are due to the change in Harvest's royalty structure as the result of the addition of the higher royalty burdened Carlyle properties acquired in the fourth quarter of 2003.

Royalties as a percentage of revenues are expected to decline in future quarters due to lower royalty rates associated with the properties acquired from EnCana.

Operating Expenses

The $0.89/BOE decrease in operating expenses during the third quarter of 2004 compared to the third quarter of 2003 reflects the lower per BOE operating costs associated with the recent acquisitions and operating cost reduction projects completed in 2004.

During the third quarter of 2004, approximately 35% of Harvest's operating costs related to the consumption of electricity. Management has utilized fixed price electricity contracts to mitigate electricity price risk within Alberta. For the fourth quarter, Harvest anticipates realizing further benefits from its electricity hedges (with approximately 29 MWh of its estimated Alberta electricity usage hedged at an average price of $45.25 per MWh) and capital expenditures of approximately $4.9 million in fiscal 2004 being dedicated to power efficiency projects.

The third quarter 2004 operating cost figure of $8.34/BOE is in line with Harvest's performance goals set out in the December 31, 2003 MD&A. Further efficiencies realized from the Harvest capital program coupled with additional production volumes from the Storm and EnCana asset purchases are expected to reduce the overall 2004 average unit operating expenses to approximately $8.50 - $9.00/BOE. In addition, the impact of lower operating cost production associated with the EnCana assets will further reduce consolidated operating costs per BOE in the fourth quarter.

General and Administration Expenses

The portion of general and administration expenses ("G&A") charged against income in the third quarter 2004 totaled $2.5 million ($1.10/BOE) compared to $2.0 million ($1.43/BOE) in the previous quarter, and $0.6 million ($0.54/BOE) for the same period in 2003. For the nine month period ended September 30, 2004, general and administrative expense totaled $6.0 million ($1.21/BOE) compared to $2.1 million ($0.78/BOE) for the same period in 2003.

The 23% decrease in G&A on a per BOE basis quarter over quarter is the result of increased production volumes, somewhat offset by increased staff and system expenses and approximately $0.4 million related to unit appreciation right expenses as the result of adopting the new CICA recommendations on stock based compensation. Harvest's G&A/BOE charged against income is anticipated to decrease due to anticipated economies of scale following the Storm and EnCana acquisitions.

During the three and nine month periods ended September 30, 2004, $0.7 million and $1.8 million of G&A were capitalized with regards to field enhancement and acquisition activities, while $0.2 million and $0.7 million were capitalized for the respective periods in 2003.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and amortization of deferred financing charges in the third quarter of 2004 were $3.5 million compared to $1.0 million for the previous quarter and $1.2 million for the third quarter in 2003. For the nine month periods ended September 30, 2004 and 2003, interest expense and amortization of deferred financing charges were $5.8 million and $3.4 million, respectively. The increase in the third quarter of 2004 is due to interest costs associated with bank debt used to partially finance the Storm and EnCana acquisitions. Interest expense will increase further in the fourth quarter due to a full three months of costs associated with EnCana related debt and also the higher interest rate associated with the senior notes issued in October to repay outstanding bank debt (see Note 15 to the unaudited consolidated financial statements).

Depletion, Depreciation and Accretion

Harvest's depletion, depreciation, and accretion expense totaled $28 million compared to $12.8 million for the previous quarter, and was $53 million for the nine month period ended September 30, 2004. This compares to $9.7 million in the third quarter of 2003, and $24.3 million for the nine month period in 2003.

For the three and nine month periods ended September 30, 2004, the total depletion, depreciation and accretion expense primarily consists of: crude oil and natural gas properties depletion and depreciation of $24.4 million and $44.1 million; depletion of capitalized asset retirement costs of $2.4 million and $6 million; and approximately $1.2 million and $2.9 million for accretion on the asset retirement obligation. The depletion rate for oil and natural gas properties was approximately $10.67/BOE and $8.76/BOE for the three and nine months ended September 30, 2004, respectively, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred, capitalization of general and administrative expenses and the long-lived asset retirement costs. For the three and nine month periods ended September 30, 2004, Harvest's depletion rate is higher compared to the same periods in 2003. This increase in the depletion rate in 2004 is attributable to the Storm properties acquired in the second quarter of 2004, the purchase price for which reflected both the higher value netback for those properties, as well as an increase for accounting purposes arising from the future income tax liability associated with that acquisition.

For the three and nine month periods ending September 30, 2003 respectively, the total depletion, depreciation and accretion expense primarily consists of: crude oil and natural gas properties depletion and depreciation of $8.0 million and $20.1 million; depletion of capitalized asset retirement costs of $1.2 million and $1.8 million; and approximately $0.5 million and $1.2 million for accretion on the asset retirement obligation. The depletion rate for oil and natural gas properties was approximately $7.68/BOE and $7.58/BOE, respectively.

Future income taxes

Future income taxes for the three month period ended September 30, 2004 and 2003 are comprised of approximately $9.8 million and $3.7 million in recoveries, respectively. Future income taxes for the nine month periods ended September 30, 2004 and 2003 are comprised of approximately $14 million and $3.9 million in recoveries, respectively. The increase in future income tax recovery year over year is mainly due to the increase in non-cash derivative contract losses. The assets purchased in the EnCana acquisition will not have an effect on future income tax balances.

Asset Retirement Obligation

Year-over-year the Trust's asset retirement obligation (ARO) has increased by $54.2 million mainly driven by the acquisitions of Storm and the EnCana assets. Quarter-over-quarter obligations increased by $46.2 million in 2004, driven entirely by the EnCana asset acquisition.

Liquidity and Capital Resources

The Trust's capital investment and operational enhancement programs, as well as current financial commitments are expected to be supported by cash flow from operations net of cash distributions.

For the three and nine month periods ended September 30, 2004, the Trust's cash flow from operations was $44.5 million and $78.0 million, compared to $16.8 million and $32.8 million for the same periods in 2003. Net income for the three and nine month periods ended September 30, 2004 was $5.2 million and $5.7 million, compared to net income of $5.5 million and $9.8 million for the same periods in 2003. In the previous quarter, cash flow from operations was $17.2 million and net income was $1.6 million.

The Trust's net debt (working capital plus demand loan) at September 30, 2004 was $403 million not including the current portion of commodity derivative contracts, which is a substantial increase from net debt of $53.6 million as at December 31, 2003. The increase is primarily the result of the Plan of Arrangement with Storm and the $526 million acquisition of properties from EnCana. As described in Note 15 to the third quarter consolidated financial statements, a majority of the convertible debentures outstanding at September 30, 2004 have already converted to units and we anticipate there will not be a significant balance remaining outstanding at the end of 2004.

Harvest's plan is to utilize cash flows, net of cash distributions and capital expenditures, to repay the remaining outstanding bank debt. Following the issuance of the senior notes and partial repayment of outstanding bank debt, Harvest has net bank debt of approximately $100 million currently outstanding. After payment of cash distributions and providing for an anticipated capital program of $70 to $90 million in 2005, Harvest should have sufficient retained cash flow to settle its outstanding bank debt before the end of 2005. Should Harvest make a significant property acquisition during that period of time, and depending on how such an acquisition is financed, debt levels would likely increase; however, Harvest's intent is to maintain an average debt to cash flow ratio below 2 times on a go forward basis.

During the third quarter of 2004, the Trust declared $18.4 million in distributions payable to Unitholders; $0.20 per Trust Unit for each of July, August and September 2004. This compares to $11.0 million declared in the second quarter of 2004 and $7.4 million in the same period of the previous year. The higher amount reflects units issued in August to partially finance the EnCana acquisition as well as the conversion of convertible debentures throughout the period.

Of the distributions paid in the third quarter, $3.9 million were reinvested into the Trust by unitholders through the issue of 248,188 Trust Units under the Distribution Reinvestment Plan ("DRIP"). This reflects 21% participation under the DRIP. The Trust will continue to declare its distributions monthly, and consistent with the preceding 23 months, the Trust has declared a November distribution payable December 15, 2004 of $0.20 per Trust Unit. Future distributions will continue to be financed with cash flow from operations. Harvest anticipates its payout ratio, which is the ratio of distributions to cash flow from operations, to be approximately 40% for the fourth quarter of 2004. This low payout ratio will provide Harvest significant flexibility in servicing its outstanding debt and financing capital and acquisition activities.

A breakdown of the Trust's outstanding Trust Units and potentially dilutive elements are as follows:

	As at September 30, 2004	As at June 30, 2004
Trust Units outstanding	36,874,829	20,228,860
Exchangeable shares outstanding(1)	552,972	600,587
Trust Unit rights outstanding(2)	1,230,225	1,168,100
9% Convertible debentures(3)	$ 24,915,000	$ 57,795,000
8% Convertible debentures(4)	$ 71,219,000	-

(1) Exchangeable into Trust Units at the election of the holder at any time. Using the exchange ratio in effect on November 15, 2004 of 1.05604, the exchangeable shares outstanding as at September 30, 2004 would represent approximately 583,961 Trust Units

(2) Exercisable at an average price of $8.22 per Trust Unit as at September 30, 2004; $6.62 per Trust Unit as at June 30, 2004; and $6.39 per Trust Unit as at March 31, 2004

(3) Each debenture in this series has a face value of $1,000 and is convertible, at the option of the holder at any time, into Trust Units at a price of $14.00 per Trust Unit. If Debenture holders converted all outstanding debentures in this series at September 30, 2004 an additional 1,779,643 Trust Units would be issuable.

(4) Each debenture in this series has a face value of $1,000 and is convertible, at the option of the holder at any time, into Trust Units at a price of $16.25 per Trust Unit. If Debenture holders converted all outstanding debentures in this series at September 30, 2004 an additional 4,382,708 Trust Units would have been issuable.

Capital Expenditures

Development capital expenditures, excluding the Plan of Arrangement with Storm and the acquisition of the EnCana properties, totaled $13.2 million for the three month period ended September 30, 2004, resulting in year to date development capital expenditures of $33.8 million. This compares to $8.6 million in the previous quarter, and $9.0 million in the third quarter of 2003. The capital expenditures were dedicated to ongoing optimization and development of existing assets.

Excluding acquisitions, Harvest continues to expect full year 2004 development capital expenditures of approximately $50 million, and will be focused on production, reserve additions, and operating efficiency programs. Harvest continues to review capital for the fourth quarter and may reallocate funds to properties acquired in the EnCana acquisition, but does not anticipate a material increase to this figure.

Future Liquidity Requirements

From time to time the Trust may require external financing, through both debt and equity, to further its business plan of maintaining production, reserves and distributions through acquisitions and capital expenditures. Harvest's ability to obtain the necessary financing is subject to external factors including, but not limited to, fluctuations in equity and commodity markets, economic downturns and interest and foreign exchange rates. Adverse changes in these factors could require Harvest's Management to alter the current business plan of the Trust.

As a result of the EnCana asset acquisition, Harvest's bank credit facilities increased to a total of $440 million. The credit facilities were used to finance the EnCana acquisition, for general corporate purposes and to refinance Harvest's existing revolving credit facility. However, subsequent to the end of the quarter on October 7, 2004, Harvest announced an issuance of US$250 million in 7⅞% senior notes due 2011. Proceeds from the issuance of the senior notes were used to repay the outstanding $70 million bank bridge facility and partially repay the revolving credit facility. The bank lending group has revised the amount of Harvest's credit facility to $325 million, leaving approximately $225 million undrawn at present. Dependent upon market conditions, the Trust may draw under this facility, or complete additional financings in the form of convertible debentures or Trust Units to expand the capital program or to finance additional acquisitions. The Trust also has access to and may utilize bridge financing, similar to that used in 2003, if required.

The Trust anticipates that following the EnCana acquisition, cash flow generated from operating activities will be sufficient for the Trust to pay unitholder distributions, service debt, and carry out the anticipated optimization and development capital expenditures currently contemplated.

Contractual Obligations

The Trust has entered into the following contractual obligations:

	Maturity			
Annual Contractual Obligation ($ thousands)	Less than 1 year	Years 1 - 3	Years 4 - 5	After 5 Years
Product transportation agreements	35	39	25	-
Operating and premise leases	325	755	755	-

As at September 30, 2004 Harvest Operations Corp. has entered into physical and financial contracts for production with average deliveries of approximately 10,575 barrels per day for the balance of 2004, 16,033 barrels per day in 2005 and 3,750 barrels per day in 2006. Harvest has also entered into financial contracts to minimize its exposure to fluctuating electricity

prices and the US / Canadian dollar exchange rate. Please see Note 12 to the consolidated financial statements for further details.

Critical Accounting Policies

The Management of the Trust is required to make estimates and assumptions that affect the reported amounts of assets and liabilities when applying Canadian generally accepted accounting principles. Certain accounting policies have been deemed critical by Management in the preparation of the financial results of the Trust. These critical accounting policies are described in the Trust's first quarter report MD&A and include accounting policies related to oil and natural gas operations, the asset retirement obligation and the Trust's unit incentive plan.

Changes in Accounting Policies

Note 2 to the consolidated financial statements describes changes to accounting policies in 2004, including the adoption of the CICA's recommendations related to oil and natural gas accounting, asset retirement obligations and financial instruments.

Transactions with Related Parties

See Note 14 to the consolidated financial statements for a description of related party transactions reflected during the period ended September 30, 2004.

Risk Management Activities

All of Harvest's risk management activities are carried out under policies approved by the Board of Directors. Harvest intends to execute its business plan to create value for unitholders by paying stable monthly distributions and views its risk management activities as a key component of achieving this objective.

Under Harvest's risk management policy, management enters into crude oil based financial and physical contracts to mitigate the risk of price volatility for its expected production. Management also enters into electricity price based swaps to assist in maintaining stable operating costs. Finally, as a further means to manage revenue risks, management has entered into foreign exchange contracts to minimize the effect of adverse foreign exchange fluctuations of the Canadian dollar against the U.S. dollar. Collectively these contracts had a mark to market unrealized loss of $47.1 million as at September 30, 2004. Please refer to Note 12 in the Consolidated Financial Statements for further information.

The following table summarizes the risk management activities undertaken by the Trust, the volumes hedged and the associated unrecognized mark to market gains and losses as at September 30, 2004:

	Maturity		
	2004	2005	2006
Volumes Hedged			
West Texas intermediate crude oil price based swaps (bbls/d)	3,825	1,033	-
West Texas intermediate crude oil price based collars (bbls/d)	5,500	4,000	-
West Texas intermediate crude oil price based options (bbls/d)	1,250	11,000	3,750
Lloyd blend crude oil price based swaps (bbls/d)	4,500	-	-
Alberta electricity price based swaps (MW)	25	25	30
Electricity heat rate (GJ/M Wh)	-	5	-
Canadian / U.S. dollar based swap (U.S. $ million)	3	-	-

	Maturity		
	2004	2005	2006
Mark to Market Gains (Losses) ($ thousands)			
West Texas intermediate crude oil price based swaps	(9,075)	(10,759)	-
West Texas intermediate crude oil price based collars	(8,328)	(12,027)	-
West Texas intermediate crude oil price based options	(415)	(11,326)	(1,294)
Lloyd blend crude oil price based swaps	2,933	-	-
Alberta electricity price based swaps	582	1,483	352
Electricity heat rate	-	111	-
Canadian / U.S. dollar put option	679	-	-
	(13,624)	(32,518)	(942)

Taxability of Cash Distributions paid to Canadian Resident Unitholders

Harvest has declared and paid distributions of $0.20 per Trust Unit for each month to date in 2004. Harvest anticipates that cash distributions will be highly taxable this year and in 2005.

Key Performance Indicators and 2004 Outlook

We have indicated guidance on fourth quarter 2004 and full year 2004 numbers elsewhere in this MD&A.

Harvest plans to continue with its business plan of acquiring and operating high quality, mature crude oil and natural gas properties that can be enhanced through operational and exploitation techniques. Harvest also plans to continue to identify new areas in the Western Canadian sedimentary basin that can provide the required growth and stability for sustainable distributions and growth in net asset value per unit.

It is important to note that any future guidance provided are based upon management's current expectations. The ultimate results may vary, perhaps materially.

Sensitivities

The table below indicates the impact of changes in key variables on several financial measures of Harvest. The figures in this table are based on the units outstanding as at September 30, 2004 and our existing hedging program, and are provided for directional information only.

	Variable				
	WTI price/bbl	Heavy Oil LLB differential/bbl	Crude Oil production	Canadian bank prime rate	Foreign exchange Cdn. / U.S.
Assumption	$40.00 US	$15.00 US	36,000 bbl/d	4.25%	1.21
Change (plus or minus)	$1.00 US	$1.00 US	1,000 bbl/d	1.00%	0.01
Annualized impact on:					
Cash flow from operations ($000's)	$7,700	$7,200	$8,100	$500	$2,600
Per Trust Unit, basic	$0.18	$0.17	$0.19	$0.01	$0.06
Per Trust Unit, diluted	$0.17	$0.16	$0.18	$0.01	$0.06
Payout ratio	1.6%	1.5%	1.3%	0.1%	0.5%

Third Quarter 2004 Conference Call and Webcast

Harvest will be conducting a conference call and Webcast for interested analysts, brokers, investors and media representatives about its third quarter 2004 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on November 12th, 2004.

Callers may dial 1-888-789-0089 (international callers or Toronto local dial 416-695-9753) a few minutes prior to start and request the Harvest conference call. The call also will be available for replay by dialing 1-866-518-1010 (international callers or Toronto local dial 416-695-5275). No passcode is required.

Webcast listeners are invited to go to the Financial Information – Quarterly Reports page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest Trust Units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and recent corporate presentations.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB T2P 0L4 Canada **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David J. Rain Vice President & CFO	
Cindy Gray Investor Relations & Communications Advisor gray@harvestenergy.ca	

ADVISORY: Certain information regarding Harvest Energy Trust and its subsidiaries including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and natural gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Harvest Energy Trust

Consolidated Balance Sheets
(thousands of dollars)

	September 30, 2004	(Restated, Note 3) December 31, 2003
Assets	***(Unaudited)***	*(Audited)*
Current assets		
Accounts receivable	$ **56,024**	$ 19,168
Prepaid expenses and deposits	**15,272**	12,131
	71,296	31,299
Deferred financing charges, net of amortization	**4,116**	1,989
Future income taxes	**-**	12,609
Property, plant and equipment *[Notes 3, 4 and 5]*	**965,028**	210,543
Goodwill *[Note 5]*	**29,576**	-
	$ **1,070,016**	$ 256,440
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ **65,741**	$ 18,083
Cash distributions payable	**7,371**	3,422
Current portion of commodity derivative contracts *[Note 12]*	**23,333**	-
Bank debt *[Notes 6 and 15]*	**401,556**	63,349
	498,001	84,854
Long term portion of commodity derivative contracts *[Note 12]*	**6,063**	-
Asset retirement obligation *[Note 3]*	**96,200**	42,009
Future income taxes *[Note 5]*	**19,129**	-
	619,393	126,863
Unitholders' equity		
Unitholders' capital *[Notes 8 and 15]*	**392,356**	117,407
Exchangeable shares *[Notes 9 and 15]*	**8,167**	-
Equity bridge notes *[Notes 7 and 14]*	**10,000**	25,000
Convertible debentures *[Notes 11 and 15]*	**91,821**	-
Accumulated income	**19,558**	19,478
Contributed surplus	**1,008**	239
Accumulated cash distributions	**(72,287)**	(32,547)
	450,623	129,577
	$ **1,070,016**	$ 256,440

Subsequent events [Note 15]
Commitments and contingencies [Note 16]
See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statements of Income and Accumulated Income

(Unaudited)

(thousands of dollars, except per Trust Unit amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003	2004	2003
		(Restated, Note 3)		*(Restated, Note 3)*
Revenue				
Oil and natural gas sales	$ **102,124**	$ 28,538	$ **202,681**	$ 79,407
Royalty expense, net	**(16,700)**	(3,832)	**(33,031)**	(10,045)
Hedging loss	**(16,457)**	(3,525)	**(37,761)**	(15,821)
Mark to market loss on commodity derivative contracts *[Note 12]*	**(19,664)**	-	**(29,396)**	-
	49,303	21,181	**102,493**	53,541
Expenses				
Operating	**18,993**	9,661	**46,267**	23,061
General and administrative	**2,504**	567	**6,049**	2,087
Interest	**3,037**	430	**3,919**	1,807
Amortization of deferred finance charges	**507**	766	**1,845**	1,579
Depletion, depreciation and accretion	**28,062**	9,744	**53,002**	24,275
Foreign exchange gain (loss)	**724**	(1,825)	**(565)**	(5,313)
	53,827	19,343	**110,517**	47,496
Income (loss) before taxes	**(4,524)**	1,838	**(8,024)**	6,045
Taxes				
Large corporation tax	**120**	86	**256**	138
Future income tax expense (recovery)	**(9,810)**	(3,736)	**(13,976)**	(3,906)
Net income for the period	**5,166**	5,488	**5,696**	9,813
Interest on equity bridge notes *[Notes 7 and 14]*	**(466)**	(205)	**(658)**	(205)
Interest on convertible debentures *[Note 11]*	**(2,726)**	-	**(4,958)**	-
Accumulated income, beginning of period	**17,584**	9,157	**19,478**	4,832
Accumulated income, end of period	$ **19,558**	$ 14,440	$ **19,558**	$ 14,440
Net income per Trust Unit *[Notes 8, 9 and 10]*				
Income per Trust Unit, basic	$ **0.07**	$ 0.44	$ **-**	$ 0.86
Income per Trust Unit, diluted	$ **0.07**	$ 0.43	$ **-**	$ 0.84

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statements of Cash Flows *(Unaudited)*
(thousands of dollars, except per Trust Unit amounts)

	Three Months Ended September 30 2004	Three Months Ended September 30 2003 (Restated, Note 3)	Nine Months Ended September 30 2004	Nine Months Ended September 30 2003 (Restated, Note 3)
Cash provided by (used in)				
Operating Activities				
Net income for the period	$ 5,166	$ 5,488	$ 5,696	$ 9,813
Items not requiring cash				
Depletion, depreciation and accretion	28,062	9,744	53,002	24,275
Foreign exchange	492	4,484	1,256	997
Amortization of deferred finance charges	507	766	1,845	1,579
Mark to market loss on commodity derivative contracts *[Note 12]*	19,664	-	29,396	-
Future income tax recovery	(9,810)	(3,736)	(13,976)	(3,906)
Unit based compensation	378	12	769	37
Cash flow from operations	44,459	16,758	77,988	32,795
Site restoration and reclamation expenditures	(154)	-	(307)	-
Change in non-cash working capital *[Note 13]*	(9,093)	7,345	(12,405)	6,449
	35,212	24,103	65,276	39,244
Financing Activities				
Issue of Trust Units, net of costs	166,063	(165)	165,932	13,631
Issue of Trust Units under the distribution reinvestment plan, net of costs *[Note 8]*	3,883	2,986	7,063	7,385
Issue of bridge note payable	-	25,000	-	25,000
Issue of equity bridge notes *[Notes 7 and 14]*	5,000	33,500	30,000	33,500
Repayment of equity bridge notes *[Notes 7 and 14]*	(20,000)	-	(45,000)	-
Interest on equity bridge notes	(466)	-	(658)	-
Issuance of convertible debentures, net of costs	95,500	-	152,834	-
Interest on convertible debentures	(2,726)	-	(4,958)	-
Increase in bank debt	350,800	8,485	624,065	41,864
Repayment of bank debt	(93,763)	(57,127)	(344,294)	(86,684)
Repayment of promissory note payable	-	(850)	-	(850)
Financing costs	(3,951)	(542)	(3,973)	(542)
Cash distributions	(18,434)	(7,403)	(39,740)	(19,833)
Change in non-cash working capital *[Note 13]*	5,451	57	5,841	642
	487,357	3,941	547,112	14,113
Investing Activities				
Additions to property, plant and equipment	(13,182)	(9,041)	(33,822)	(34,012)
Acquisitions	(513,815)	-	(588,815)	(3,000)
Change in non-cash working capital *[Note 13]*	4,428	(2,781)	10,249	(3,444)
	(522,569)	(11,822)	(612,388)	(40,456)
Increase in cash and short-term investments	-	16,223	-	12,901
Cash, beginning of period	-	1,181	-	4,503
Cash, end of period	$ -	$ 17,404	$ -	$ 17,404
Cash interest payments	$ 1,654	$ 742	$ 4,375	$ 1,687
Cash tax payments	$ 461	$ 91	$ 527	$ 138
Cash distributions declared per unit	$ 0.60	$ 0.60	$ 1.80	$ 1.80

See accompanying notes to consolidated financial statements.

Harvest Energy Trust
Notes to Consolidated Financial Statements
September 30, 2004
(tabular amounts in thousands of dollars, except Trust Unit and per Trust Unit amounts)

1. Significant accounting policies

These interim consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. Except as noted below, these interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of the Trust for the year ended December 31, 2003 and should be read in conjunction with that report. Certain comparative figures have been reclassified to conform to the current period's presentation.

These consolidated financial statements include the accounts of Harvest Energy Trust and its wholly owned subsidiaries.

2. Changes in accounting policy

a) Full cost accounting guideline

Effective January 1, 2004, the Trust has adopted the CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The changes under the new guideline include modifications to the ceiling test and depletion and depreciation calculations. There were no changes to the net income, property plant and equipment or any other financial statement amounts as a result of the implementation of this guideline.

b) Asset retirement obligation

Effective January 1, 2004, the Trust has adopted the CICA Handbook standard for accounting for its asset retirement obligation. The new standard requires the Trust to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using the unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

c) Financial instruments

Effective January 1, 2004, the Trust has implemented CICA Accounting Guideline 13 "Hedging Relationships". This guideline addresses the identification, designation and effectiveness of financial contracts for the purpose of application of hedge accounting. Under this guideline, financial derivative contracts must be designated to the underlying revenue or expense stream that they are intended to hedge, and tested to ensure they remain sufficiently effective. For transactions that do not qualify as designated hedges, the Trust applies a fair value method of accounting by initially recording an asset or liability, and recognizing changes in the fair value of the derivative instruments in income. [Note 12]

d) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business [Note 5]. The goodwill balance is assessed for impairment annually at year-end, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The test for impairment is carried out by the comparison of the carrying amount to the fair value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities at their fair values. The excess of this allocation is the fair value of goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

3. Asset retirement obligation

The Trust's asset retirement obligation results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation is approximately $182 million which will be incurred between 2004 and 2023. The majority of the costs will be incurred between 2015 and 2021. A credit-adjusted risk-free rate of 7.5 percent was used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	Three months ended September 30	
Asset retirement obligation	2004	2003
Balance, beginning of period	$ 50,007	$ 27,655
Liabilities incurred in the period	45,134	-
Liabilities settled in the period	(154)	-
Accretion expense	1,213	500
Balance, end of period	$ 96,200	$ 28,155

	Nine months ended September 30		Year ended
Asset retirement obligation	2004	2003	December 31, 2003
Balance, beginning of period	$ 42,009	$ 15,566	$ 15,566
Liabilities incurred in the period	51,611	11,406	25,175
Liabilities settled in the period	(307)	-	(577)
Accretion expense	2,887	1,183	1,845
Balance, end of period	$ 96,200	$ 28,155	$ 42,009

The effect of the change in accounting policy [Note 2] has been recorded retroactively with restatement of prior periods as follows:

Balance sheet		As at December 31, 2003
Asset retirement costs, included in property, plant and equipment	$	35,166
Asset retirement obligation		42,009
Site restoration provision		(4,321)
Future income taxes		1,024
Accumulated income		(1,498)

Income statement		Three months ended September 30, 2003		Nine months ended September 30, 2003
Accretion expense	$	500	$	1,183
Depletion and depreciation on asset retirement costs		1,211		2,911
Site restoration and reclamation		(1,271)		(2,655)
Future income tax expense (recovery)		(179)		(585)
Net earnings change		(261)		(854)
Basic net earnings change per Trust Unit		(0.02)		(0.08)
Diluted net earnings change per Trust Unit		(0.02)		(0.08)

4. Acquisitions

On September 2, 2004, the Trust purchased oil and gas producing properties from EnCana Corporation for cash consideration of approximately $526 million. In conjunction with the acquisition of these properties, the Trust issued approximately $175.2 million in subscription receipts which were converted into 12,166,666 Trust Units upon completion of the purchase [Note 8], and $100 million in 8% convertible unsecured subordinated debentures [Note 11]. The balance of the acquisition cost was funded with a new credit facility arrangement [Note 6]. In association with the purchase, an asset retirement obligation in the amount of $45.1 million was recorded [Note 3]. The Trust has not yet finalized the statements of adjustments and therefore, the acquisition cost may be subject to change.

5. Plan of Arrangement with Storm Energy Ltd.

On June 30, 2004, the Trust completed a Plan of Arrangement with Storm Energy Ltd. ("Storm"). Under this plan, the Trust acquired certain oil and natural gas producing properties for total consideration of approximately $189.2 million. This amount consisted of the issuance of 2,720,837 Trust Units at a price of $14.77 per unit [Note 8], the issuance of 600,587 exchangeable shares [Note 9], $75 million in cash, the assumption of approximately $58.5 million in debt and a working capital deficit of $6.7 million. This transaction has been accounted for using the purchase price method.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Trust has not yet completed its final calculation of the assets acquired and liabilities assumed and therefore, the purchase method of accounting may be subject to change.

		Amount
Property, plant & equipment	$	211,829
Goodwill		29,576
Working capital, deficiency		(6,669)
Bank debt		(58,472)
Asset retirement obligation		(6,477)
Future income taxes		(45,734)
	$	124,053
Consideration for the acquisition:		
Cash	$	75,000
Issuance of Trust Units		40,183
Issuance of exchangeable shares		8,870
	$	124,053

6. Bank debt

On September 1, 2004, Harvest Operations Corp. entered into an amended credit agreement with a syndicate of Canadian chartered banks and the Alberta Treasury Branches. This facility consists of a $355 million production loan, a $15 million operating loan, a $70 million equity bridge facility and a U.S. $18.8 million mark to market credit to be used for financial instrument hedging. The term of the facility is to June 29, 2005. The facility permits drawings in Canadian or U.S. dollars, and includes bankers acceptances, LIBOR and letters of credit. Outstanding balances bear interest at rates ranging from 0% to 2.25% above the applicable Canadian or U.S. prime rate depending upon the type of borrowing and the debt to annualized cash flow ratio. The debt is secured by a $750 million debenture with a floating charge over all of the assets of the Corporation, and a guarantee by the Trust and its subsidiaries. Under the terms of this credit agreement, the equity bridge facility was provided to assist in the closing of the EnCana asset acquisition [Note 4]. This facility matures on June 1, 2005, and outstanding balances under this facility bear interest at progressive rates of 3% to 8% above the applicable Canadian prime rate. The equity bridge facility is to be repaid with the net proceeds of any debt or equity financing completed subsequent to its issuance. Distributions to the Trust's unitholders, and payments on the Equity Bridge notes [Note 7], and the convertible debentures [Note 11] are subordinate to the bank debt. The credit facility agreement includes certain restrictive covenants, including a working capital ratio as defined under the agreement, of at least one to one and a requirement that Harvest not hedge more than 75% of its net after royalty production. See note 15.

7. Equity bridge notes

On January 26 and 29, 2004, the Trust repaid the two equity bridge notes outstanding in the amounts of $7.4 million and $17.6 million, respectively. During the nine months ended September 30, 2004, the Trust also paid the accrued and outstanding interest in the amount of $1,521,407.

On June 29 and July 9, 2004, the Trust drew $25 million and $5 million respectively, under the equity bridge note agreement. This agreement is with a corporation controlled by a director of Harvest Operations Corp, respectively. On August 11, 2004 the Trust repaid $20 million of this balance with proceeds from subscription receipts issued [Note 8]. Interest in respect of the equity bridge notes accrues at 10% per annum and is a charge to unitholders' equity and is not included in income.

8. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of Trust Units.

(b) Issued

	Number of units		Amount
As at December 31, 2003	17,109,006	$	117,407
Unit appreciation rights exercise (i)	6,250		57
Storm Plan of Arrangement (ii)	2,720,837		40,183
Convertible debenture conversions (iv)	157,497		2,163
Distribution reinvestment plan issuance (vi)	235,270		3,180
Trust Unit issue costs	-		(131)
As at June 30, 2004	20,228,860	$	162,859
Unit appreciation rights exercise (i)	62,500		238
Conversion of subscription receipts (iii)	12,166,666		175,200
Convertible debenture conversions (iv)	4,119,719		61,703
Exchangeable share retraction (v)	48,896		703
Distribution reinvestment plan issuance (vi)	248,188		3,883
Trust Unit issue costs	-		(12,230)
As at September 30, 2004	36,874,829	$	392,356

(i) During the nine month period ended September 30, 2004, 68,750 Trust Unit appreciation rights were exercised, for proceeds of $294,500.

(ii) On June 30, 2004, 2,720,837 Trust Units were issued under the Plan of Arrangement with Storm Energy Ltd. [Note 5]

(iii) On September 2, 2004, the subscription receipts issued on August 10, 2004 were converted into Trust Units in connection with the closing of the EnCana asset purchase. [Note 4]

(iv) During the nine month period ended September 30, 2004, 35,085 9% convertible debentures and 28,781 8% convertible debentures were converted at the option of the holders, into 4,277,216 Trust Units and $987,847 in accrued interest and fractional units. [Note 11]

(v) During the period ended September 30, 2004, 47,615 exchangeable shares were retracted at the option of the holder, and converted into 48,896 Trust Units. [Note 9]

(vi) For the nine month period ended September 30, 2004, 483,458 Trust Units in the amount of $7.1 million were issued under the distribution reinvestment plan ("DRIP").

(c) Per Trust Unit information

The following table summarizes the Trust Units used in calculating income per Trust Unit:

	Three months ended September 30	
	2004	2003
Weighted average Trust Units outstanding	29,058,490	12,385,722
Weighted average exchangeable shares outstanding	610,792	-
Weighted average Trust Units outstanding, basic	29,669,282	12,385,722
Effect of Trust Unit appreciation rights	641,893	391,972
Weighted average Trust Units outstanding, diluted	30,311,175	12,777,694

	Nine months ended September 30	
	2004	2003
Weighted average Trust Units outstanding	20,938,137	11,383,042
Weighted average exchangeable shares outstanding	205,084	-
Weighted average Trust Units outstanding, basic	21,143,221	11,383,042
Effect of Trust Unit appreciation rights	570,771	360,157
Weighted average Trust Units outstanding, diluted	21,713,992	11,743,199

The income (loss) per Trust Unit is calculated on the basis of net income available to the Trust unitholder, and as such deducts the interest on the equity bridge notes and convertible debentures in the numerator of the calculation.

9. Exchangeable shares

(a) Authorized

Harvest Operations Corp. is authorized to issue an unlimited number of exchangeable shares without nominal or par value.

(b) Issued

Exchangeable shares, series 1

	Number		Amount
Storm Plan of Arrangement (i)	600,587	$	8,870
Shareholder retractions	(47,615)	$	(703)
As at September 30, 2004	552,972	$	8,167

(i) On June 30, 2004, 600,587 exchangeable shares, series 1 were issued at $14.77 per exchangeable share as partial consideration for the Plan of Arrangement with Storm [Note 5]. The exchangeable shares had an exchange ratio of 1:1.04703 as at October 15, 2004.

The exchangeable shares, series 1 can be converted at the option of the holder at any time into Trust Units. The number of Trust Units issued to the holder upon conversion is based upon the applicable exchange ratio at that time. The exchange ratio is calculated monthly and adjusts to account for distributions paid to unitholders during the period that the exchangeable shares are outstanding. The exchangeable shares are not eligible to receive distributions. The exchangeable shares that have not been converted by the holder, may be redeemed by Harvest Operations Corp. at any date subsequent to June 30, 2006 until June 30, 2009, at which time all remaining exchangeable shares in this series will be redeemed. Harvest Operations Corp. also has the option to convert up to

20% of the initial amount of the exchangeable shares outstanding annually in the first 90 days of each calendar year, and may also redeem all of the exchangeable shares if the aggregate amount outstanding is less than 500,000.

10. Trust Unit incentive plan

A Trust Unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase Trust Units to directors, officers, consultants, employees and other service providers to an aggregate of 1,487,250 Trust Units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the Trust Units if the minimum distribution rate is met. The following summarizes the Trust Units reserved for issuance under the Trust Unit incentive plan:

	Trust Unit rights	Weighted average exercise price
As at December 31, 2003	1,065,150	$ 6.86
Granted	370,700	15.66
Cancelled	(83,375)	(5.36)
Exercised for Trust Units	(111,000)	(3.80)
Exercised for cash	(11,250)	(6.81)
Average reduction in exercise price due to distributions	-	(1.26)
As at September 30, 2004	1,230,225	$ 8.22

All of the Trust Unit rights outstanding vest equally over four years from their issuance date.

For purposes of estimating fair value disclosures below, the fair value of each Trust Unit right has been estimated on the grant date using the following weighted-average assumptions:

	September 30	
	2004	2003
Expected volatility	23.3%	23.3%
Risk free interest rate	4.0%	3.5%
Expected life of the Trust Unit rights	4 years	4 years
Estimated annual distributions per unit	$2.40	$2.40

For the purposes of pro forma disclosures, the estimated fair value of all of the Trust Unit rights issued prior to December 31, 2002 is amortized to expense over the vesting periods. The Trust's pro forma net income and per Trust Unit amounts would have been accounted for as follows:

		(Restated, Note 3)		(Restated, Note 3)	
		Three months ended September 30		Nine months ended September 30	
		2004	2003	2004	2003
Net income	As reported	$5,166	$5,488	$5,696	$9,813
	Pro forma	$4,783	$5,055	$4,548	$8,668
Income (loss) per unit - basic	As reported	$0.00	$0.44	$0.07	$0.86
	Pro forma	($0.05)	$0.41	$0.05	$0.76
Income (loss) per unit - diluted	As reported	$0.00	$0.43	$0.07	$0.84
	Pro forma	($0.05)	$0.40	$0.05	$0.74

During the three and nine month periods ended September 30, the Trust has recognized $0.4 million and $0.8 million in 2004 and $12,000 and $37,000 in 2003 respectively, in compensation expense related to Trust Unit rights and included it in general and administrative expense in the consolidated statement of income and accumulated income.

11. Convertible debentures

On January 29, 2004, the Trust closed an issue of 60,000 9% convertible unsecured subordinated debentures due May 31, 2009. Interest on the debentures is payable semi-annually in arrears in equal installments on May 31 and November 30 in each year, commencing May 31, 2004. The debentures are convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.00 per Trust Unit plus a cash payment for accrued interest and in lieu of any fractional Trust Units resulting on the conversion. The debentures may be redeemed by the Trust at its option in whole or in part subsequent to May 31, 2007, at a price equal to $1,050 per debenture between June 1, 2007 and May 31, 2008 and at $1,025 per debenture between June 1, 2008 and May 31, 2009. Any redemption will include accrued and unpaid interest at such time when completed. The Trust may also elect to redeem the debentures upon maturity with the issue of Trust Units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date. Under both redemption options, the Trust may elect to pay both the debenture and accrued interest in the form of Trust Units.

On August 10, 2004, the Trust closed an issue of 100,000 8% convertible unsecured subordinated debentures due September 30, 2009, for gross total proceeds of $100 million. Interest on the debentures is payable semi-annually in arrears in equal installments on March 31 and September 30 in each year, commencing March 31, 2005. The debentures are convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of September 30, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $16.25 per Trust Unit plus a cash payment for accrued interest and in lieu of any fractional Trust Units resulting on the conversion. The debentures may be redeemed by the Trust at its option in whole or in part subsequent to September 30, 2007, at a price equal to $1,050 per debenture between October 1, 2007 and September 30, 2008 and at $1,025 per debenture between October 1, 2008 and September 30, 2009. Any redemption will include accrued and unpaid interest at such time when completed. The Trust may also elect to redeem the debentures upon maturity with the issue of Trust Units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date. Under both redemption options, the Trust may elect to pay both the debenture and accrued interest in the form of Trust Units. This convertible debenture issuance ranks pari-passu with the outstanding debentures issued on January 29, 2004.

The following table summarizes the issuance and subsequent conversions of the convertible debentures:

	9% Series		8% Series		Total
	Number of debentures	Amount	Number of debentures	Amount	
January 29, 2004 issuance	60,000	$ 60,000			$ 60,000
August 10, 2004 issuance			100,000	$ 100,000	100,000
Converted for Trust Units (i)	(35,085)	(35,085)	(28,781)	(28,781)	(63,866)
Convertible debenture issue costs	-	(1,108)	-	(3,205)	(4,313)
As at September 30, 2004	24,915	$ 23,807	71,219	$ 68,014	$ 91,821

(i) During the nine month period ended September 30, 2004, 35,085 and 28,781 convertible debentures were converted at the option of the holders, into 2,506,056 and 1,771,130 Trust Units and $766,904 and $220,943 in accrued interest and fractional units for the 9% and 8% series, respectively.

12. Financial instruments

The Trust uses oil sales contracts and derivative financial instruments to mitigate the effect of fluctuations in commodity prices. The following is a summary of the oil sales contracts with price swap or collar features as at September 30, 2004, that have fixed future sales prices:

Daily Quantity	Term	Price per Barrel (Note 1)		Mark to Market Gain (Loss)
Commodity swap contracts based on West Texas Intermediate				
500 Bbls/d	October through December 2004	U.S. $24.12 ($15.50)	$	(1,035)
3,325 Bbls/d	October through December 2004	U.S. $25.24		(8,040)
500 Bbls/d	January through December 2005	U.S. $24.00		(4,829)
1,100 Bbls/d	January through March 2005	U.S. $22.38		(3,153)
1,030 Bbls/d	April through June 2005	U.S. $22.18		(2,777)
Commodity swap contracts based on the Lloydminster Blend Crude differential				
4,500 Bbls/d	October through December 2004	U.S. ($7.82)	$	2,933
Commodity collar contracts based on West Texas Intermediate				
2,500 Bbls/d	October through December 2004	U.S. $22.00 – 28.10	$	(3,994)
3,000 Bbls/d	October through December 2004	U.S. $25.19 – 29.40 ($18.88)		(4,334) (i)
2,500 Bbls/d	January through June 2005	U.S. $28.40 – 32.25 ($21.80)		(8,150) (i)
1,500 Bbls/d	July though December 2005	U.S. $28.17 – 32.10 ($22.33)		(3,877) (i)
2,000 Bbls/d	January though December 2005	U.S. $28.00 – 42.00		- (i)

Note 1 Harvest has sold put options at the average price denoted in parenthesis, for the same volumes as the associated commodity contracts. The counterparty may exercise these options if the respective index falls below the specified price on a monthly settlement basis.

Commodity option contracts based on West Texas Intermediate				
Daily Quantity	Term	Price per Barrel		Mark to Market Gain (Loss)
1,250 Bbls/d	October through December 2004 - long put	U.S. $24.00	$	(415) (i)
11,000 Bbls/d	January through December 2005 - long put	U.S. $33.18		3,135 (i)
4,352 Bbls/d	January through December 2005 - short call	U.S. $32.73		(24,172) (i)
4,352 Bbls/d	January through December 2005 - long call	U.S. $42.73		9,711 (i)
7,500 Bbls/d	January through June 2006 - long put	U.S. $34.00		1,801 (i)
3,750 Bbls/d	January through June 2006 - short call	U.S. $34.00		(6,591) (i)
3,750 Bbls/d	January through June 2006 - long call	U.S. $44.00		3,496 (i)

The following is a summary of electricity price hedging physical and financial swap contracts entered into by Harvest Operations Corp. to fix the cost of future electricity usage as at September 30, 2004:

Commodity swap contracts based on electricity prices				
Quantity	Term	Price per Megawatt		Mark to Market Gain (Loss)
15MW	October through December 2004	Cdn $45.83	$	350
5MW	January through December 2005	Cdn $43.00		453
9.75MW	October 2004 through March 2006	Cdn $44.50		1,393
10MW	January through December 2005	Cdn $52.20		101
10MW	January through December 2006	Cdn $48.50		22
10MW	January through December 2006	Cdn $48.00		66
10MW	April through December 2006	Cdn $46.50		32

Commodity swap contracts based on electricity heat rate				
Swaps	Term	Price		Mark to Market Gain (Loss)
5MW	January through December 2005	8.40 GJ/MWh	$	111

Foreign Currency Contracts				
Monthly Contract Amount	Term	Contract Rate		Mark to Market Gain
U.S. $3 million	October through December 2004	1.3333 Cdn / U.S.	$	679

At September 30, 2004 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations Corp. was approximately $47.1 million. Harvest Operations Corp. has provided deposits to some counterparties for a portion of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at September 30, 2004, the amounts deposited totaled $15.3 million and are recorded in the prepaid expenses and deposits balance.

Upon the implementation of the CICA Accounting Guideline 13, the Trust recorded a liability and a corresponding unrealized mark to market loss of $5.5 million. As at September 30, 2004, the mark to market loss is $29.4 million. The realized losses on all derivative contracts are included in the period in which they are incurred. All contracts not being accounted for as hedges are marked with an (i).

13. Change in non-cash working capital

	Three months ended September 30		Nine months ended September 30	
	2004	2003	2004	2003
Changes in non-cash working capital items:				
Accounts receivable	$ (23,167)	$ 1,728	$ (36,856)	$ (82)
Prepaid expenses and deposits	(620)	(4,360)	(3,141)	(6,195)
Accounts payable and accrued liabilities	21,740	7,196	47,658	9,282
Cash distributions payable	3,325	57	3,949	642
	$ 1,278	$ 4,621	$ 11,610	$ 3,647
Changes relating to operating activities	$ (9,093)	$ 7,345	$ (12,405)	$ 6,449
Changes relating to financing activities	5,451	57	5,841	642
Changes relating to investing activities	4,428	(2,781)	10,249	(3,444)
Add: Non cash changes	492	-	7,925	-
	$ 1,278	$ 4,621	$ 11,610	$ 3,647

14. Related party transactions

A director and a corporation controlled by a director of Harvest Operations Corp. issued $30 million and were repaid $45 million under the equity bridge note during the nine month period ended September 30, 2004. The Trust paid $1,521,407 of the total interest accrued and payable during the year. [Note 7]

A corporation controlled by a director of Harvest Operations Corp. sublets office space and is provided administrative services by Harvest Operations Corp. on a cost recovery basis.

15. Subsequent events

On October 14, 2004, Harvest Operations Corp. closed an agreement to sell, on a private placement basis in the United States, US$250 million of senior notes due October 15, 2011. The senior notes are unsecured and unsubordinated and bear interest at an annual rate of 7 7/8% and were sold at a price of 99.3392% of their principal amount. The senior notes are unconditionally guaranteed by the Trust and all of its wholly-owed subsidiaries. The Trust used the net proceeds of the offering to repay in full Harvest's bank bridge facility and partially repay outstanding balances under Harvest's revolving credit facility. Harvest's syndicate of lenders has reduced the amount of the production loan which may be drawn to $310 million, from $355 million, as a result of the issuance of the senior notes.

Subsequent to September 30, 2004, 12,436 and 53,915 convertible debentures were converted at the option of the holders, into 888,282 and 3,317,840 Trust Units and $0.4 million and $0.8 million in accrued interest and fractional units

for the 9% and 8% series respectively, leaving $29.8 million face value of convertible debentures outstanding as at November 5, 2004.

Subsequent to September 30, 2004, 5,697 exchangeable shares were converted into 5,965 Trust Units, leaving 547,275 exchangeable shares outstanding as at November 5, 2004.

Subsequent to September 30, 2004, 158,500 Trust Unit appreciation rights were exercised, for proceeds of $2,978,788.

The following is a summary of the Trust distributions announced and paid subsequent to September 30, 2004:

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP	Total Amount of Distribution
September	September 30, 2004	October 15, 2004	93,160	$ 7,375
October	October 31, 2004	November 15, 2004		8,163

Note: The Trust Units to be distributed under the DRIP for the October distribution have not yet been determined.

16. Commitments and contingencies

From time to time, the Trust is involved in litigation or has claims sought against it in the normal course of business operations. Management of the Trust is not currently aware of any claims or actions that would materially affect the Trust's reported financial position or results from operations.

The Trust has letters of credit outstanding in the amount of approximately $5 million, related to electricity infrastructure usage. These letters are provided by the Trust's lenders under the availability of the demand loan. The letters expire throughout 2004 and 2005, and are expected to be renewed as required.

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's audited consolidated financial statements and accompanying notes for the year ended December 31, 2003 as well as our unaudited consolidated financial statements and notes for the nine months ended September 30, 2004.

Certain Financial Reporting Measures

The Trust has used certain measures of financial reporting that are commonly used as benchmarks within the oil and natural gas industry in the following MD&A discussion. These measures include: Cash flow from operations, Net Debt, Payout Ratio and Operating Netbacks per BOE. These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they are defined as "non-GAAP" and should be given careful consideration by the reader. Specifically, management uses Cash flow from operations or cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

Trust Overview

Harvest Energy Trust is an oil and natural gas royalty trust, which focuses on the operation of high quality mature properties. The Trust employs a disciplined approach to the oil and natural gas production business, whereby it acquires high working interest, large resource-in-place, mature, producing properties and employs "best practice" technical and field operational practices to extract maximum value. These operational practices include: diligent hands-on management to maintain and maximize production rates, the application of technology and selective capital investment to maximize reservoir recovery, enhancing operational efficiencies to control and reduce expenses, and unique marketing arrangements complemented by corporate hedging strategies to effectively manage cash flow. The Trust has operations in four core areas: North Central Alberta, East Central Alberta, Southern Alberta and Southeast Saskatchewan.

Industry Overview

Prices	Three month period ended Sept. 30			Nine month period ended Sept. 30		
	2004	2003	% Change	**2004**	2003	% Change
West Texas Intermediate crude oil (US$ per barrel)	$ **43.88**	$ 30.20	45%	$ **39.11**	$ 30.99	26%
Edmonton light crude ($ per barrel)	**56.32**	40.94	38%	**50.83**	44.33	15%
Lloyd blend crude oil ($ per barrel)	**40.87**	29.53	38%	**36.74**	32.90	12%
Bow river blend crude oil ($ per barrel)	**41.55**	30.50	36%	**37.70**	33.80	12%
AECO natural gas ($ per mcf)	**6.15**	5.96	3%	**6.29**	6.70	-6%
Alberta Power Pool electricity price ($ per MWh)	**54.33**	62.59	-13%	**54.43**	67.75	-20%
Canadian / U.S. dollar exchange rate (C$)	**1.307**	1.380	-5%	**1.328**	1.429	8%
Bank of Canada interest rate	**2.31%**	3.21%	-28%	**2.44%**	3.25%	-25%

The benchmark price of WTI crude oil has the greatest impact on Harvest's revenues because the majority of the Trust's production is crude oil. Foreign exchange also has an impact on Harvest's revenues as it affects the realized revenues in Canadian dollars for oil sales which are denominated in U.S. dollars. Following the EnCana acquisition, Harvest's natural

gas weighting increased from 2% to approximately 14%, thus increasing the impact of fluctuations in AECO natural gas spot prices on revenues.

The strengthening of the Canadian versus the U.S. dollar and slightly wider differentials for Canadian crude tempered the effects of the generally higher worldwide price of crude oil on Harvest's revenues. The overall average increase in WTI prices of approximately 45% in the third quarter relative to the same period in 2003, was slightly offset by the 5% increase in the value of the Canadian dollar relative to the U.S. dollar. The Edmonton light crude oil price, which is the posted price for light oil delivered to Edmonton, rose 38% during the third quarter of 2004 relative to the same period of 2003, and contributed to the increased revenues Harvest realized for the period.

The differential between heavy and light crude oil continued to widen in the third quarter, primarily due to a lack of refinery capacity in the US Midwest, which is the export destination point for the majority of Canadian heavy crude. In addition, increased competition from foreign heavy and sour production being delivered into the North American market also contributed to the softening of prices for heavy crude in general. The proportionally higher demand for light versus heavy oil products also negatively affected the differentials.

Given Harvest's historically higher production weighting to medium and heavy crude oil, the Trust has been exposed to swings in world oil prices (WTI) and light to medium/heavy differentials. However, the assets from the Storm acquisition increased our light oil component in the third quarter to approximately 37% of Harvest's total production which has lessened this impact. Exit production for the third quarter of 2004 was 50% light and medium gravity crude oil, 34% heavy oil and 16% natural gas and NGL's. This compares to 44% light and medium gravity crude, 53% heavy crude and 3% natural gas and NGL's in the third quarter of 2003. This diversification reduces Harvest's exposure to WTI prices and heavy oil differentials and increases our exposure to North American natural gas prices.

The average Alberta Electricity System Operator (AESO) electricity price decreased in the third quarter of 2004 by approximately 13% over the same period in 2003. Events during the month of July 2003 versus 2004 were the leading factors in this decrease. In 2003, July brought high temperatures and many days with multiple large generators off-line putting extreme strain on the province's ability to supply power leading to an average electricity spot market price of $87.91/MWh. By comparison, July 2004 saw milder temperatures and more generation capacity resulting in an average electricity spot market price of $56.55/MWh. Demand growth in the third quarter continued at its 2004 pace of approximately 4% over 2003. Third quarter 2004 natural gas prices increased by 3% compared to 2003, however; this increase was not reflected in higher power prices due to higher availability of coal fired generators.

Summary of Quarterly Results

	2004			(Restated - Refer to note 3 of the consolidated financial statements) 2003			
Financial	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue, net of royalties	$ **85,424**	$ 44,752	$ 39,473	$ 33,577	$ 24,706	$ 21,352	$ 23,308
Hedging loss	**16,457**	12,249	9,055	3,103	3,525	3,727	8,570
Operating expense	**18,993**	13,600	13,674	12,984	9,661	6,596	6,804
Net operating income	$ **49,974**	$ 18,903	$ 16,744	$ 17,490	$ 11,520	$ 11,029	$ 7,934
Net income (loss)	**5,166**	1,594	(1,065)	6,134	5,673	1,063	3,468
Per Trust Unit, basic	**0.07**	0.02	(0.13)	0.38	0.45	0.09	0.33
Per Trust Unit, diluted	**0.07**	0.02	(0.13)	0.37	0.44	0.09	0.31
Cash flow from operations[1]	**44,459**	17,160	14,839	13,115	16,759	9,547	6,489
Per Trust Unit, basic[1]	**1.50**	0.99	0.87	0.81	1.35	0.84	0.62
Per Trust Unit, diluted[1]	**1.22**	0.78	0.68	0.79	1.31	0.82	0.60
Sales Volumes							
Crude oil (bbl/d)	**22,397**	14,775	14,626	14,497	11,054	9,371	8,034
Natural gas liquids (bbl/d)	**377**	141	50	70	77	67	43
Natural gas (mcf/d)	**11,909**	2,249	915	1,744	1,453	1,161	875
Total (BOE/d)	**24,759**	15,291	14,829	14,858	11,373	9,632	8,223

Note 1: This is a non-GAAP measure as referred to in the "Certain Financial Reporting Measures" section of this MD&A.

The above table highlights Harvest's performance for the third quarter of 2004, and the preceding quarters following the Trust's Initial Public Offering in December of 2002.

Financial

Net revenues have trended higher since the first quarter of 2003, attributable to increasing production volumes and a strengthening commodity price environment. Production related to the Storm assets is reflected for all of the third quarter of 2004, and production from the EnCana assets is reflected from September 2 until September 30, 2004.

Net income includes both cash and non-cash items. The non-cash items, including depletion, depreciation and accretion (DD&A), future income taxes, foreign exchange, and unrealized gain or loss on derivatives can cause the net income to vary significantly. As demonstrated in the Summary of Quarterly Results table, net income has not reflected the same trend as net revenues or cash flows due to the inclusion of unrealized mark-to-market gains and losses on the remaining future portion of derivative contracts.

Cash flow from operations has demonstrated a steady upward trend, with the exception of a substantial non-recurring foreign exchange gain realized in the third quarter of 2003.

Sales Volumes

Harvest's production consists of light, medium and heavy crude oil, natural gas liquids, and natural gas from properties located in North Central Alberta, East Central Alberta, Southern Alberta and Southeastern Saskatchewan. Sales volumes, on a barrel of oil equivalent (BOE) basis, averaged 24,759 BOE/d and 18,317 BOE/d for the three and nine and month periods ended September 30, 2004, respectively. This compares to average production of 15,291 BOE/d in the second quarter of 2004, and 11,373 BOE/d and 9,754 BOE/d for the same periods in 2003. Higher 2004 average production in the third quarter compared to the second quarter is due to the increased volumes associated with the Storm and EnCana acquisitions, as well as successful development and optimization work centered in Southeast Saskatchewan and East Central Alberta.

Compared to the third quarter of 2003, higher production primarily reflects the impact of the items noted above. These acquisitions also resulted in the change to the production mix noted below.

The average daily sales volumes by product were as follows:

	Three month period ended September 30, 2004		Three month period ended September 30, 2003	
Light crude oil (Bbls/d)	**9,087**	**37%**	-	0%
Medium crude oil (Bbls/d)	**5,416**	**22%**	5,044	44%
Heavy crude oil (Bbls/d)	**7,894**	**32%**	6,010	53%
Total oil (Bbls/d)	**22,397**	**90%**	11,054	97%
Natural gas liquids (Bbls/d)	**377**	**2%**	77	1%
Total oil and natural gas liquids (Bbls/d)	**22,774**	**92%**	11,131	98%
Natural gas (mcf/d)	**11,909**	**8%**	1,453	2%
Total oil equivalent (6:1 BOE/d)	**24,759**	**100%**	11,373	100%

	Nine month period ended September 30, 2004		Nine month period ended September 30, 2003	
Light crude oil (Bbls/d)	**6,461**	**35%**	-	0%
Medium crude oil (Bbls/d)	**4,553**	**25%**	4,300	44%
Heavy crude oil (Bbls/d)	**6,271**	**34%**	5,192	53%
Total oil (Bbls/d)	**17,285**	**94%**	9,492	97%
Natural gas liquids (Bbls/d)	**190**	**1%**	68	1%
Total oil and natural gas liquids (Bbls/d)	**17,475**	**95%**	9,560	98%
Natural gas (mcf/d)	**5,049**	**5%**	1,165	2%
Total oil equivalent (6:1 BOE/d)	**18,317**	**100%**	9,754	100%

Harvest's September 30, 2004 exit rate was approximately 37,500 BOE/d, an increase of 95% over the second quarter exit rate of 19,200 BOE/d and a 223% increase over the third quarter 2003 exit rate of 11,600 BOE/d. The increase compared to the previous quarter can primarily be attributed to the production acquired in the EnCana acquisition, while the increase relative to the same quarter in 2003 is also attributable to the Storm and Carlyle acquisitions.

Revenues

Revenues net of hedging losses and before royalties were $85.7 million in the third quarter 2004; 110% higher than the second quarter 2004 revenues of $40.8 million and 243% higher than the $25.0 million realized for the same period in 2003.

For the nine months ended September 30, 2004, revenues net of hedging losses and before royalties increased 159% to $164.9 million compared to $63.6 million in the same period in 2003. Higher net revenues in the first nine months of 2004 compared to the same period in the previous year are the result of Harvest's higher production volumes coupled with higher average commodity prices year-to-date in 2004 compared to 2003. The average market price of WTI in the three and nine month periods ended September 30, 2004 was U.S.$43.88/BOE and U.S.$39.11/BOE, respectively. Harvest's corporate realized prices for the three and nine months ended September 30, 2004 were $44.83/BOE and $40.53/BOE compared to $38.13/BOE realized in the previous quarter, and $27.27/BOE and $29.82/BOE for the same periods in 2003.

The following is a breakdown of Harvest's average prices before hedging, by product, for the three and nine month periods ended September 30, 2004 and 2003.

		Three month period ended September 30, 2004		Three month period ended September 30, 2003		**Nine month period ended September 30, 2004**		Nine month period ended September 30, 2003
Product prices:								
Light oil ($/bbl)	$	**53.46**	$	-	$	**46.52**	$	-
Medium oil ($/bbl)		**43.54**		30.45		**39.89**		32.05
Heavy oil ($/bbl)		**37.64**		24.26		**35.67**		27.80
Natural gas liquids ($/bbl)		**45.69**		23.80		**37.37**		29.93
Natural gas ($/mcf)		**6.22**		6.17		**5.83**		6.71
BOE ($/BOE)	$	**44.83**	$	27.27	$	**40.53**	$	29.82

Operating Netbacks

The following is a summary of Harvest's operating netbacks:

	(Amounts expressed are $/BOE)							
		Three month period ended September 30, 2004		Three month period ended September 30, 2003		**Nine month period ended September 30, 2004**		Nine month period ended September 30, 2003
Sales price	$	**44.83**	$	27.27	$	**40.53**	$	29.82
Hedging loss		**7.22**		3.37		**7.52**		5.94
Realized price		**37.61**		23.90		**33.01**		23.88
Royalties, net		**7.33**		3.66		**6.58**		3.77
Royalties, percent of sales price		**16.4%**		13.4%		**16.2%**		12.6%
Operating costs		**8.34**		9.23		**9.22**		8.66
Operating Netback[1]	$	**21.94**	$	11.01	$	**17.21**	$	11.45

Note 1: Operating netbacks per BOE are a non-GAAP measure; please refer to the "Certain Financial Reporting Measures" section earlier in this MD&A

Third quarter netbacks in 2004 were 61% higher than the $13.59 realized in the second quarter, primarily due to higher netback production from the Storm assets in North Central Alberta and the recently purchased EnCana assets. Higher average commodity prices, and the effect of operating cost reduction projects at several of Harvest's properties also contributed to stronger netbacks in the third quarter of 2004. Operating netbacks of $21.94/BOE and $17.21/BOE realized in the three and nine month periods ended September 30, 2004 were 99% and 50% higher than the same periods in the previous year.

Harvest anticipates a slight reduction in average royalty rates and operating costs in the fourth quarter with the integration of a full three months of results associated with the EnCana properties.

Royalties

The higher net royalties, as a percent of revenues before hedging losses, in the third quarter compared to the second quarter (15.7%) of 2004 are primarily attributable to the impact of the higher royalty rates on the Storm properties, which Harvest acquired on June 30, 2004. Higher net royalty percentages in the three and nine months ended September 30, 2004 compared to the same periods in 2003 are due to the change in Harvest's royalty structure as the result of the addition of the higher royalty burdened Carlyle properties acquired in the fourth quarter of 2003.

Royalties as a percentage of revenues are expected to decline in future quarters due to lower royalty rates associated with the properties acquired from EnCana.

Operating Expenses

The $0.89/BOE decrease in operating expenses during the third quarter of 2004 compared to the third quarter of 2003 reflects the lower per BOE operating costs associated with the recent acquisitions and operating cost reduction projects completed in 2004.

During the third quarter of 2004, approximately 35% of Harvest's operating costs related to the consumption of electricity. Management has utilized fixed price electricity contracts to mitigate electricity price risk within Alberta. For the fourth quarter, Harvest anticipates realizing further benefits from its electricity hedges (with approximately 29 MWh of its estimated Alberta electricity usage hedged at an average price of $45.25 per MWh) and capital expenditures of approximately $4.9 million in fiscal 2004 being dedicated to power efficiency projects.

The third quarter 2004 operating cost figure of $8.34/BOE is in line with Harvest's performance goals set out in the December 31, 2003 MD&A. Further efficiencies realized from the Harvest capital program coupled with additional production volumes from the Storm and EnCana asset purchases are expected to reduce the overall 2004 average unit operating expenses to approximately $8.50 - $9.00/BOE. In addition, the impact of lower operating cost production associated with the EnCana assets will further reduce consolidated operating costs per BOE in the fourth quarter.

General and Administration Expenses

The portion of general and administration expenses ("G&A") charged against income in the third quarter 2004 totaled $2.5 million ($1.10/BOE) compared to $2.0 million ($1.43/BOE) in the previous quarter, and $0.6 million ($0.54/BOE) for the same period in 2003. For the nine month period ended September 30, 2004, general and administrative expense totaled $6.0 million ($1.21/BOE) compared to $2.1 million ($0.78/BOE) for the same period in 2003.

The 23% decrease in G&A on a per BOE basis quarter over quarter is the result of increased production volumes, somewhat offset by increased staff and system expenses and approximately $0.4 million related to unit appreciation right expenses as the result of adopting the new CICA recommendations on stock based compensation. Harvest's G&A/BOE charged against income is anticipated to decrease due to anticipated economies of scale following the Storm and EnCana acquisitions.

During the three and nine month periods ended September 30, 2004, $0.7 million and $1.8 million of G&A were capitalized with regards to field enhancement and acquisition activities, while $0.2 million and $0.7 million were capitalized for the respective periods in 2003.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and amortization of deferred financing charges in the third quarter of 2004 were $3.5 million compared to $1.0 million for the previous quarter and $1.2 million for the third quarter in 2003. For the nine month periods ended September 30, 2004 and 2003, interest expense and amortization of deferred financing charges were $5.8 million and $3.4 million, respectively. The increase in the third quarter of 2004 is due to interest costs associated with bank debt used to partially finance the Storm and EnCana acquisitions. Interest expense will increase further in the fourth quarter due to a full three months of costs associated with EnCana related debt and also the higher interest rate associated with the senior notes issued in October to repay outstanding bank debt (see Note 15 to the unaudited consolidated financial statements).

Depletion, Depreciation and Accretion

Harvest's depletion, depreciation, and accretion expense totaled $28 million compared to $12.8 million for the previous quarter, and was $53 million for the nine month period ended September 30, 2004. This compares to $9.7 million in the third quarter of 2003, and $24.3 million for the nine month period in 2003.

For the three and nine month periods ended September 30, 2004, the total depletion, depreciation and accretion expense primarily consists of: crude oil and natural gas properties depletion and depreciation of $24.4 million and $44.1 million; depletion of capitalized asset retirement costs of $2.4 million and $6 million; and approximately $1.2 million and $2.9 million for accretion on the asset retirement obligation. The depletion rate for oil and natural gas properties was approximately $10.67/BOE and $8.76/BOE for the three and nine months ended September 30, 2004, respectively, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred, capitalization of general and administrative expenses and the long-lived asset retirement costs. For the three and nine month periods ended September 30, 2004, Harvest's depletion rate is higher compared to the same periods in 2003. This increase in the depletion rate in 2004 is attributable to the Storm properties acquired in the second quarter of 2004, the purchase price for which reflected both the higher value netback for those properties, as well as an increase for accounting purposes arising from the future income tax liability associated with that acquisition.

For the three and nine month periods ending September 30, 2003 respectively, the total depletion, depreciation and accretion expense primarily consists of: crude oil and natural gas properties depletion and depreciation of $8.0 million and $20.1 million; depletion of capitalized asset retirement costs of $1.2 million and $1.8 million; and approximately $0.5 million and $1.2 million for accretion on the asset retirement obligation. The depletion rate for oil and natural gas properties was approximately $7.68/BOE and $7.58/BOE, respectively.

Future income taxes

Future income taxes for the three month period ended September 30, 2004 and 2003 are comprised of approximately $9.8 million and $3.7 million in recoveries, respectively. Future income taxes for the nine month periods ended September 30, 2004 and 2003 are comprised of approximately $14 million and $3.9 million in recoveries, respectively. The increase in future income tax recovery year over year is mainly due to the increase in non-cash derivative contract losses. The assets purchased in the EnCana acquisition will not have an effect on future income tax balances.

Asset Retirement Obligation

Year-over-year the Trust's asset retirement obligation (ARO) has increased by $54.2 million mainly driven by the acquisitions of Storm and the EnCana assets. Quarter-over-quarter obligations increased by $46.2 million in 2004, driven entirely by the EnCana asset acquisition.

Liquidity and Capital Resources

The Trust's capital investment and operational enhancement programs, as well as current financial commitments are expected to be supported by cash flow from operations net of cash distributions.

For the three and nine month periods ended September 30, 2004, the Trust's cash flow from operations was $44.5 million and $78.0 million, compared to $16.8 million and $32.8 million for the same periods in 2003. Net income for the three and nine month periods ended September 30, 2004 was $5.2 million and $5.7 million, compared to net income of $5.5 million and $9.8 million for the same periods in 2003. In the previous quarter, cash flow from operations was $17.2 million and net income was $1.6 million.

The Trust's net debt (working capital plus demand loan) at September 30, 2004 was $403 million not including the current portion of commodity derivative contracts, which is a substantial increase from net debt of $53.6 million as at December 31, 2003. The increase is primarily the result of the Plan of Arrangement with Storm and the $526 million acquisition of properties from EnCana. As described in Note 15 to the third quarter consolidated financial statements, a majority of the convertible debentures outstanding at September 30, 2004 have already converted to units and we anticipate there will not be a significant balance remaining outstanding at the end of 2004.

Harvest's plan is to utilize cash flows, net of cash distributions and capital expenditures, to repay the remaining outstanding bank debt. Following the issuance of the senior notes and partial repayment of outstanding bank debt, Harvest has net bank debt of approximately $100 million currently outstanding. After payment of cash distributions and providing for an anticipated capital program of $70 to $90 million in 2005, Harvest should have sufficient retained cash flow to settle its outstanding bank debt before the end of 2005. Should Harvest make a significant property acquisition during that period of time, and depending on how such an acquisition is financed, debt levels would likely increase; however, Harvest's intent is to maintain an average debt to cash flow ratio below 2 times on a go forward basis.

During the third quarter of 2004, the Trust declared $18.4 million in distributions payable to Unitholders; $0.20 per Trust Unit for each of July, August and September 2004. This compares to $11.0 million declared in the second quarter of 2004 and $7.4 million in the same period of the previous year. The higher amount reflects units issued in August to partially finance the EnCana acquisition as well as the conversion of convertible debentures throughout the period.

Of the distributions paid in the third quarter, $3.9 million were reinvested into the Trust by unitholders through the issue of 248,188 Trust Units under the Distribution Reinvestment Plan ("DRIP"). This reflects 21% participation under the DRIP. The Trust will continue to declare its distributions monthly, and consistent with the preceding 23 months, the Trust has declared a November distribution payable December 15, 2004 of $0.20 per Trust Unit. Future distributions will continue to be financed with cash flow from operations. Harvest anticipates its payout ratio, which is the ratio of distributions to cash flow from operations, to be approximately 40% for the fourth quarter of 2004. This low payout ratio will provide Harvest significant flexibility in servicing its outstanding debt and financing capital and acquisition activities.

A breakdown of the Trust's outstanding Trust Units and potentially dilutive elements are as follows:

	As at September 30, 2004	As at June 30, 2004
Trust Units outstanding	36,874,829	20,228,860
Exchangeable shares outstanding(1)	552,972	600,587
Trust Unit rights outstanding(2)	1,230,225	1,168,100
9% Convertible debentures(3)	$ 24,915,000	$ 57,795,000
8% Convertible debentures(4)	$ 71,219,000	-

(1) Exchangeable into Trust Units at the election of the holder at any time. Using the exchange ratio in effect on November 15, 2004 of 1.05604, the exchangeable shares outstanding as at September 30, 2004 would represent approximately 583,961 Trust Units

(2) Exercisable at an average price of $8.22 per Trust Unit as at September 30, 2004; $6.62 per Trust Unit as at June 30, 2004; and $6.39 per Trust Unit as at March 31, 2004

(3) Each debenture in this series has a face value of $1,000 and is convertible, at the option of the holder at any time, into Trust Units at a price of $14.00 per Trust Unit. If Debenture holders converted all outstanding debentures in this series at September 30, 2004 an additional 1,779,643 Trust Units would be issuable.

(4) Each debenture in this series has a face value of $1,000 and is convertible, at the option of the holder at any time, into Trust Units at a price of $16.25 per Trust Unit. If Debenture holders converted all outstanding debentures in this series at September 30, 2004 an additional 4,382,708 Trust Units would have been issuable.

Capital Expenditures

Development capital expenditures, excluding the Plan of Arrangement with Storm and the acquisition of the EnCana properties, totaled $13.2 million for the three month period ended September 30, 2004, resulting in year to date development capital expenditures of $33.8 million. This compares to $8.6 million in the previous quarter, and $9.0 million in the third quarter of 2003. The capital expenditures were dedicated to ongoing optimization and development of existing assets.

Excluding acquisitions, Harvest continues to expect full year 2004 development capital expenditures of approximately $50 million, and will be focused on production, reserve additions, and operating efficiency programs. Harvest continues to review capital for the fourth quarter and may reallocate funds to properties acquired in the EnCana acquisition, but does not anticipate a material increase to this figure.

Future Liquidity Requirements

From time to time the Trust may require external financing, through both debt and equity, to further its business plan of maintaining production, reserves and distributions through acquisitions and capital expenditures. Harvest's ability to obtain the necessary financing is subject to external factors including, but not limited to, fluctuations in equity and commodity markets, economic downturns and interest and foreign exchange rates. Adverse changes in these factors could require Harvest's Management to alter the current business plan of the Trust.

As a result of the EnCana asset acquisition, Harvest's bank credit facilities increased to a total of $440 million. The credit facilities were used to finance the EnCana acquisition, for general corporate purposes and to refinance Harvest's existing revolving credit facility. However, subsequent to the end of the quarter on October 7, 2004, Harvest announced an issuance of US$250 million in 7⅞% senior notes due 2011. Proceeds from the issuance of the senior notes were used to repay the outstanding $70 million bank bridge facility and partially repay the revolving credit facility. The bank lending group has revised the amount of Harvest's credit facility to $325 million, leaving approximately $225 million undrawn at present. Dependent upon market conditions, the Trust may draw under this facility, or complete additional financings in the form of convertible debentures or Trust Units to expand the capital program or to finance additional acquisitions. The Trust also has access to and may utilize bridge financing, similar to that used in 2003, if required.

The Trust anticipates that following the EnCana acquisition, cash flow generated from operating activities will be sufficient for the Trust to pay unitholder distributions, service debt, and carry out the anticipated optimization and development capital expenditures currently contemplated.

Contractual Obligations

The Trust has entered into the following contractual obligations:

	Maturity			
Annual Contractual Obligation ($ thousands)	Less than 1 year	Years 1 - 3	Years 4 - 5	After 5 Years
Product transportation agreements	35	39	25	-
Operating and premise leases	325	755	755	-

As at September 30, 2004 Harvest Operations Corp. has entered into physical and financial contracts for production with average deliveries of approximately 10,575 barrels per day for the balance of 2004, 16,033 barrels per day in 2005 and 3,750 barrels per day in 2006. Harvest has also entered into financial contracts to minimize its exposure to fluctuating electricity

prices and the US / Canadian dollar exchange rate. Please see Note 12 to the consolidated financial statements for further details.

Critical Accounting Policies

The Management of the Trust is required to make estimates and assumptions that affect the reported amounts of assets and liabilities when applying Canadian generally accepted accounting principles. Certain accounting policies have been deemed critical by Management in the preparation of the financial results of the Trust. These critical accounting policies are described in the Trust's first quarter report MD&A and include accounting policies related to oil and natural gas operations, the asset retirement obligation and the Trust's unit incentive plan.

Changes in Accounting Policies

Note 2 to the consolidated financial statements describes changes to accounting policies in 2004, including the adoption of the CICA's recommendations related to oil and natural gas accounting, asset retirement obligations and financial instruments.

Transactions with Related Parties

See Note 14 to the consolidated financial statements for a description of related party transactions reflected during the period ended September 30, 2004.

Risk Management Activities

All of Harvest's risk management activities are carried out under policies approved by the Board of Directors. Harvest intends to execute its business plan to create value for unitholders by paying stable monthly distributions and views its risk management activities as a key component of achieving this objective.

Under Harvest's risk management policy, management enters into crude oil based financial and physical contracts to mitigate the risk of price volatility for its expected production. Management also enters into electricity price based swaps to assist in maintaining stable operating costs. Finally, as a further means to manage revenue risks, management has entered into foreign exchange contracts to minimize the effect of adverse foreign exchange fluctuations of the Canadian dollar against the U.S. dollar. Collectively these contracts had a mark to market unrealized loss of $47.1 million as at September 30, 2004. Please refer to Note 12 in the Consolidated Financial Statements for further information.

The following table summarizes the risk management activities undertaken by the Trust, the volumes hedged and the associated unrecognized mark to market gains and losses as at September 30, 2004:

	Maturity		
	2004	2005	2006
Volumes Hedged			
West Texas intermediate crude oil price based swaps (bbls/d)	3,825	1,033	-
West Texas intermediate crude oil price based collars (bbls/d)	5,500	4,000	-
West Texas intermediate crude oil price based options (bbls/d)	1,250	11,000	3,750
Lloyd blend crude oil price based swaps (bbls/d)	4,500	-	-
Alberta electricity price based swaps (MW)	25	25	30
Electricity heat rate (GJ/M Wh)	-	5	-
Canadian / U.S. dollar based swap (U.S. $ million)	3	-	-

	Maturity		
	2004	2005	2006
Mark to Market Gains (Losses) ($ thousands)			
West Texas intermediate crude oil price based swaps	(9,075)	(10,759)	-
West Texas intermediate crude oil price based collars	(8,328)	(12,027)	-
West Texas intermediate crude oil price based options	(415)	(11,326)	(1,294)
Lloyd blend crude oil price based swaps	2,933	-	-
Alberta electricity price based swaps	582	1,483	352
Electricity heat rate	-	111	-
Canadian / U.S. dollar put option	679	-	-
	(13,624)	(32,518)	(942)

Taxability of Cash Distributions paid to Canadian Resident Unitholders

Harvest has declared and paid distributions of $0.20 per Trust Unit for each month to date in 2004. Harvest anticipates that cash distributions will be highly taxable this year and in 2005.

Key Performance Indicators and 2004 Outlook

We have indicated guidance on fourth quarter 2004 and full year 2004 numbers elsewhere in this MD&A.

Harvest plans to continue with its business plan of acquiring and operating high quality, mature crude oil and natural gas properties that can be enhanced through operational and exploitation techniques. Harvest also plans to continue to identify new areas in the Western Canadian sedimentary basin that can provide the required growth and stability for sustainable distributions and growth in net asset value per unit.

It is important to note that any future guidance provided are based upon management's current expectations. The ultimate results may vary, perhaps materially.

Sensitivities

The table below indicates the impact of changes in key variables on several financial measures of Harvest. The figures in this table are based on the units outstanding as at September 30, 2004 and our existing hedging program, and are provided for directional information only.

	Variable				
	WTI price/bbl	Heavy Oil LLB differential/bbl	Crude Oil production	Canadian bank prime rate	Foreign exchange Cdn. / U.S.
Assumption	$40.00 US	$15.00 US	36,000 bbl/d	4.25%	1.21
Change (plus or minus)	$1.00 US	$1.00 US	1,000 bbl/d	1.00%	0.01
Annualized impact on:					
Cash flow from operations ($000's)	$7,700	$7,200	$8,100	$500	$2,600
Per Trust Unit, basic	$0.18	$0.17	$0.19	$0.01	$0.06
Per Trust Unit, diluted	$0.17	$0.16	$0.18	$0.01	$0.06
Payout ratio	1.6%	1.5%	1.3%	0.1%	0.5%

Third Quarter 2004 Conference Call and Webcast

Harvest will be conducting a conference call and Webcast for interested analysts, brokers, investors and media representatives about its third quarter 2004 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on November 12th, 2004.

Callers may dial 1-888-789-0089 (international callers or Toronto local dial 416-695-9753) a few minutes prior to start and request the Harvest conference call. The call also will be available for replay by dialing 1-866-518-1010 (international callers or Toronto local dial 416-695-5275). No passcode is required.

Webcast listeners are invited to go to the Financial Information – Quarterly Reports page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest Trust Units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and recent corporate presentations.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB T2P 0L4 Canada **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David J. Rain Vice President & CFO	
Cindy Gray Investor Relations & Communications Advisor gray@harvestenergy.ca	

ADVISORY: Certain information regarding Harvest Energy Trust and its subsidiaries including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and natural gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Harvest Energy Trust

Consolidated Balance Sheets
(thousands of dollars)

		September 30, 2004		December 31, 2003 (Restated, Note 3)
Assets		***(Unaudited)***		*(Audited)*
Current assets				
Accounts receivable	**$**	**56,024**	$	19,168
Prepaid expenses and deposits		**15,272**		12,131
		71,296		31,299
Deferred financing charges, net of amortization		**4,116**		1,989
Future income taxes		**-**		12,609
Property, plant and equipment *[Notes 3, 4 and 5]*		**965,028**		210,543
Goodwill *[Note 5]*		**29,576**		-
	$	**1,070,016**	$	256,440
Liabilities and Unitholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	**$**	**65,741**	$	18,083
Cash distributions payable		**7,371**		3,422
Current portion of commodity derivative contracts *[Note 12]*		**23,333**		-
Bank debt *[Notes 6 and 15]*		**401,556**		63,349
		498,001		84,854
Long term portion of commodity derivative contracts *[Note 12]*		**6,063**		-
Asset retirement obligation *[Note 3]*		**96,200**		42,009
Future income taxes *[Note 5]*		**19,129**		-
		619,393		126,863
Unitholders' equity				
Unitholders' capital *[Notes 8 and 15]*		**392,356**		117,407
Exchangeable shares *[Notes 9 and 15]*		**8,167**		-
Equity bridge notes *[Notes 7 and 14]*		**10,000**		25,000
Convertible debentures *[Notes 11 and 15]*		**91,821**		-
Accumulated income		**19,558**		19,478
Contributed surplus		**1,008**		239
Accumulated cash distributions		**(72,287)**		(32,547)
		450,623		129,577
	$	**1,070,016**	$	256,440

Subsequent events [Note 15]
Commitments and contingencies [Note 16]
See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statements of Income and Accumulated Income

(Unaudited)

(thousands of dollars, except per Trust Unit amounts)

	Three Months Ended September 30 2004	Three Months Ended September 30 2003	Nine Months Ended September 30 2004	Nine Months Ended September 30 2003
		(Restated, Note 3)		*(Restated, Note 3)*
Revenue				
Oil and natural gas sales	$ **102,124**	$ 28,538	$ **202,681**	$ 79,407
Royalty expense, net	**(16,700)**	(3,832)	**(33,031)**	(10,045)
Hedging loss	**(16,457)**	(3,525)	**(37,761)**	(15,821)
Mark to market loss on commodity derivative contracts *[Note 12]*	**(19,664)**	-	**(29,396)**	-
	49,303	21,181	**102,493**	53,541
Expenses				
Operating	**18,993**	9,661	**46,267**	23,061
General and administrative	**2,504**	567	**6,049**	2,087
Interest	**3,037**	430	**3,919**	1,807
Amortization of deferred finance charges	**507**	766	**1,845**	1,579
Depletion, depreciation and accretion	**28,062**	9,744	**53,002**	24,275
Foreign exchange gain (loss)	**724**	(1,825)	**(565)**	(5,313)
	53,827	19,343	**110,517**	47,496
Income (loss) before taxes	**(4,524)**	1,838	**(8,024)**	6,045
Taxes				
Large corporation tax	**120**	86	**256**	138
Future income tax expense (recovery)	**(9,810)**	(3,736)	**(13,976)**	(3,906)
Net income for the period	**5,166**	5,488	**5,696**	9,813
Interest on equity bridge notes *[Notes 7 and 14]*	**(466)**	(205)	**(658)**	(205)
Interest on convertible debentures *[Note 11]*	**(2,726)**	-	**(4,958)**	-
Accumulated income, beginning of period	**17,584**	9,157	**19,478**	4,832
Accumulated income, end of period	$ **19,558**	$ 14,440	$ **19,558**	$ 14,440
Net income per Trust Unit *[Notes 8, 9 and 10]*				
Income per Trust Unit, basic	$ **0.07**	$ 0.44	$ -	$ 0.86
Income per Trust Unit, diluted	$ **0.07**	$ 0.43	$ -	$ 0.84

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statements of Cash Flows *(Unaudited)*
(thousands of dollars, except per Trust Unit amounts)

	Three Months Ended September 30 2004	Three Months Ended September 30 2003 (Restated, Note 3)	Nine Months Ended September 30 2004	Nine Months Ended September 30 2003 (Restated, Note 3)
Cash provided by (used in)				
Operating Activities				
Net income for the period	$ **5,166**	$ 5,488	$ **5,696**	$ 9,813
Items not requiring cash				
Depletion, depreciation and accretion	**28,062**	9,744	**53,002**	24,275
Foreign exchange	**492**	4,484	**1,256**	997
Amortization of deferred finance charges	**507**	766	**1,845**	1,579
Mark to market loss on commodity derivative contracts *[Note 12]*	**19,664**	-	**29,396**	-
Future income tax recovery	**(9,810)**	(3,736)	**(13,976)**	(3,906)
Unit based compensation	**378**	12	**769**	37
Cash flow from operations	**44,459**	16,758	**77,988**	32,795
Site restoration and reclamation expenditures	**(154)**	-	**(307)**	-
Change in non-cash working capital *[Note 13]*	**(9,093)**	7,345	**(12,405)**	6,449
	35,212	24,103	**65,276**	39,244
Financing Activities				
Issue of Trust Units, net of costs	**166,063**	(165)	**165,932**	13,631
Issue of Trust Units under the distribution reinvestment plan, net of costs *[Note 8]*	**3,883**	2,986	**7,063**	7,385
Issue of bridge note payable	**-**	25,000	**-**	25,000
Issue of equity bridge notes *[Notes 7 and 14]*	**5,000**	33,500	**30,000**	33,500
Repayment of equity bridge notes *[Notes 7 and 14]*	**(20,000)**	-	**(45,000)**	-
Interest on equity bridge notes	**(466)**	-	**(658)**	-
Issuance of convertible debentures, net of costs	**95,500**	-	**152,834**	-
Interest on convertible debentures	**(2,726)**	-	**(4,958)**	-
Increase in bank debt	**350,800**	8,485	**624,065**	41,864
Repayment of bank debt	**(93,763)**	(57,127)	**(344,294)**	(86,684)
Repayment of promissory note payable	**-**	(850)	**-**	(850)
Financing costs	**(3,951)**	(542)	**(3,973)**	(542)
Cash distributions	**(18,434)**	(7,403)	**(39,740)**	(19,833)
Change in non-cash working capital *[Note 13]*	**5,451**	57	**5,841**	642
	487,357	3,941	**547,112**	14,113
Investing Activities				
Additions to property, plant and equipment	**(13,182)**	(9,041)	**(33,822)**	(34,012)
Acquisitions	**(513,815)**	-	**(588,815)**	(3,000)
Change in non-cash working capital *[Note 13]*	**4,428**	(2,781)	**10,249**	(3,444)
	(522,569)	(11,822)	**(612,388)**	(40,456)
Increase in cash and short-term investments	**-**	16,223	**-**	12,901
Cash, beginning of period	**-**	1,181	**-**	4,503
Cash, end of period	$ **-**	$ 17,404	$ **-**	$ 17,404
Cash interest payments	$ **1,654**	$ 742	$ **4,375**	$ 1,687
Cash tax payments	$ **461**	$ 91	$ **527**	$ 138
Cash distributions declared per unit	$ **0.60**	$ 0.60	$ **1.80**	$ 1.80

See accompanying notes to consolidated financial statements.

Harvest Energy Trust
Notes to Consolidated Financial Statements
September 30, 2004
(tabular amounts in thousands of dollars, except Trust Unit and per Trust Unit amounts)

1. Significant accounting policies

These interim consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. Except as noted below, these interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of the Trust for the year ended December 31, 2003 and should be read in conjunction with that report. Certain comparative figures have been reclassified to conform to the current period's presentation.

These consolidated financial statements include the accounts of Harvest Energy Trust and its wholly owned subsidiaries.

2. Changes in accounting policy

a) Full cost accounting guideline

Effective January 1, 2004, the Trust has adopted the CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The changes under the new guideline include modifications to the ceiling test and depletion and depreciation calculations. There were no changes to the net income, property plant and equipment or any other financial statement amounts as a result of the implementation of this guideline.

b) Asset retirement obligation

Effective January 1, 2004, the Trust has adopted the CICA Handbook standard for accounting for its asset retirement obligation. The new standard requires the Trust to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using the unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

c) Financial instruments

Effective January 1, 2004, the Trust has implemented CICA Accounting Guideline 13 "Hedging Relationships". This guideline addresses the identification, designation and effectiveness of financial contracts for the purpose of application of hedge accounting. Under this guideline, financial derivative contracts must be designated to the underlying revenue or expense stream that they are intended to hedge, and tested to ensure they remain sufficiently effective. For transactions that do not qualify as designated hedges, the Trust applies a fair value method of accounting by initially recording an asset or liability, and recognizing changes in the fair value of the derivative instruments in income. [Note 12]

d) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business [Note 5]. The goodwill balance is assessed for impairment annually at year-end, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The test for impairment is carried out by the comparison of the carrying amount to the fair value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities at their fair values. The excess of this allocation is the fair value of goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

3. Asset retirement obligation

The Trust's asset retirement obligation results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation is approximately $182 million which will be incurred between 2004 and 2023. The majority of the costs will be incurred between 2015 and 2021. A credit-adjusted risk-free rate of 7.5 percent was used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	Three months ended September 30	
Asset retirement obligation	2004	2003
Balance, beginning of period	$ 50,007	$ 27,655
Liabilities incurred in the period	45,134	-
Liabilities settled in the period	(154)	-
Accretion expense	1,213	500
Balance, end of period	$ 96,200	$ 28,155

	Nine months ended September 30		Year ended
Asset retirement obligation	2004	2003	December 31, 2003
Balance, beginning of period	$ 42,009	$ 15,566	$ 15,566
Liabilities incurred in the period	51,611	11,406	25,175
Liabilities settled in the period	(307)	-	(577)
Accretion expense	2,887	1,183	1,845
Balance, end of period	$ 96,200	$ 28,155	$ 42,009

The effect of the change in accounting policy [Note 2] has been recorded retroactively with restatement of prior periods as follows:

Balance sheet		As at December 31, 2003
Asset retirement costs, included in property, plant and equipment	$	35,166
Asset retirement obligation		42,009
Site restoration provision		(4,321)
Future income taxes		1,024
Accumulated income		(1,498)

Income statement		Three months ended September 30, 2003		Nine months ended September 30, 2003
Accretion expense	$	500	$	1,183
Depletion and depreciation on asset retirement costs		1,211		2,911
Site restoration and reclamation		(1,271)		(2,655)
Future income tax expense (recovery)		(179)		(585)
Net earnings change		(261)		(854)
Basic net earnings change per Trust Unit		(0.02)		(0.08)
Diluted net earnings change per Trust Unit		(0.02)		(0.08)

4. Acquisitions

On September 2, 2004, the Trust purchased oil and gas producing properties from EnCana Corporation for cash consideration of approximately $526 million. In conjunction with the acquisition of these properties, the Trust issued approximately $175.2 million in subscription receipts which were converted into 12,166,666 Trust Units upon completion of the purchase [Note 8], and $100 million in 8% convertible unsecured subordinated debentures [Note 11]. The balance of the acquisition cost was funded with a new credit facility arrangement [Note 6]. In association with the purchase, an asset retirement obligation in the amount of $45.1 million was recorded [Note 3]. The Trust has not yet finalized the statements of adjustments and therefore, the acquisition cost may be subject to change.

5. Plan of Arrangement with Storm Energy Ltd.

On June 30, 2004, the Trust completed a Plan of Arrangement with Storm Energy Ltd. ("Storm"). Under this plan, the Trust acquired certain oil and natural gas producing properties for total consideration of approximately $189.2 million. This amount consisted of the issuance of 2,720,837 Trust Units at a price of $14.77 per unit [Note 8], the issuance of 600,587 exchangeable shares [Note 9], $75 million in cash, the assumption of approximately $58.5 million in debt and a working capital deficit of $6.7 million. This transaction has been accounted for using the purchase price method.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Trust has not yet completed its final calculation of the assets acquired and liabilities assumed and therefore, the purchase method of accounting may be subject to change.

		Amount
Property, plant & equipment	$	211,829
Goodwill		29,576
Working capital, deficiency		(6,669)
Bank debt		(58,472)
Asset retirement obligation		(6,477)
Future income taxes		(45,734)
	$	124,053
Consideration for the acquisition:		
Cash	$	75,000
Issuance of Trust Units		40,183
Issuance of exchangeable shares		8,870
	$	124,053

6. Bank debt

On September 1, 2004, Harvest Operations Corp. entered into an amended credit agreement with a syndicate of Canadian chartered banks and the Alberta Treasury Branches. This facility consists of a $355 million production loan, a $15 million operating loan, a $70 million equity bridge facility and a U.S. $18.8 million mark to market credit to be used for financial instrument hedging. The term of the facility is to June 29, 2005. The facility permits drawings in Canadian or U.S. dollars, and includes bankers acceptances, LIBOR and letters of credit. Outstanding balances bear interest at rates ranging from 0% to 2.25% above the applicable Canadian or U.S. prime rate depending upon the type of borrowing and the debt to annualized cash flow ratio. The debt is secured by a $750 million debenture with a floating charge over all of the assets of the Corporation, and a guarantee by the Trust and its subsidiaries. Under the terms of this credit agreement, the equity bridge facility was provided to assist in the closing of the EnCana asset acquisition [Note 4]. This facility matures on June 1, 2005, and outstanding balances under this facility bear interest at progressive rates of 3% to 8% above the applicable Canadian prime rate. The equity bridge facility is to be repaid with the net proceeds of any debt or equity financing completed subsequent to its issuance. Distributions to the Trust's unitholders, and payments on the Equity Bridge notes [Note 7], and the convertible debentures [Note 11] are subordinate to the bank debt. The credit facility agreement includes certain restrictive covenants, including a working capital ratio as defined under the agreement, of at least one to one and a requirement that Harvest not hedge more than 75% of its net after royalty production. See note 15.

7. Equity bridge notes

On January 26 and 29, 2004, the Trust repaid the two equity bridge notes outstanding in the amounts of $7.4 million and $17.6 million, respectively. During the nine months ended September 30, 2004, the Trust also paid the accrued and outstanding interest in the amount of $1,521,407.

On June 29 and July 9, 2004, the Trust drew $25 million and $5 million respectively, under the equity bridge note agreement. This agreement is with a corporation controlled by a director of Harvest Operations Corp, respectively. On August 11, 2004 the Trust repaid $20 million of this balance with proceeds from subscription receipts issued [Note 8]. Interest in respect of the equity bridge notes accrues at 10% per annum and is a charge to unitholders' equity and is not included in income.

8. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of Trust Units.

(b) Issued

	Number of units		Amount
As at December 31, 2003	17,109,006	$	117,407
Unit appreciation rights exercise (i)	6,250		57
Storm Plan of Arrangement (ii)	2,720,837		40,183
Convertible debenture conversions (iv)	157,497		2,163
Distribution reinvestment plan issuance (vi)	235,270		3,180
Trust Unit issue costs	-		(131)
As at June 30, 2004	20,228,860	$	162,859
Unit appreciation rights exercise (i)	62,500		238
Conversion of subscription receipts (iii)	12,166,666		175,200
Convertible debenture conversions (iv)	4,119,719		61,703
Exchangeable share retraction (v)	48,896		703
Distribution reinvestment plan issuance (vi)	248,188		3,883
Trust Unit issue costs	-		(12,230)
As at September 30, 2004	36,874,829	$	392,356

(i) During the nine month period ended September 30, 2004, 68,750 Trust Unit appreciation rights were exercised, for proceeds of $294,500.

(ii) On June 30, 2004, 2,720,837 Trust Units were issued under the Plan of Arrangement with Storm Energy Ltd. [Note 5]

(iii) On September 2, 2004, the subscription receipts issued on August 10, 2004 were converted into Trust Units in connection with the closing of the EnCana asset purchase. [Note 4]

(iv) During the nine month period ended September 30, 2004, 35,085 9% convertible debentures and 28,781 8% convertible debentures were converted at the option of the holders, into 4,277,216 Trust Units and $987,847 in accrued interest and fractional units. [Note 11]

(v) During the period ended September 30, 2004, 47,615 exchangeable shares were retracted at the option of the holder, and converted into 48,896 Trust Units. [Note 9]

(vi) For the nine month period ended September 30, 2004, 483,458 Trust Units in the amount of $7.1 million were issued under the distribution reinvestment plan ("DRIP").

(c) Per Trust Unit information

The following table summarizes the Trust Units used in calculating income per Trust Unit:

	Three months ended September 30	
	2004	2003
Weighted average Trust Units outstanding	29,058,490	12,385,722
Weighted average exchangeable shares outstanding	610,792	-
Weighted average Trust Units outstanding, basic	29,669,282	12,385,722
Effect of Trust Unit appreciation rights	641,893	391,972
Weighted average Trust Units outstanding, diluted	30,311,175	12,777,694

	Nine months ended September 30	
	2004	2003
Weighted average Trust Units outstanding	20,938,137	11,383,042
Weighted average exchangeable shares outstanding	205,084	-
Weighted average Trust Units outstanding, basic	21,143,221	11,383,042
Effect of Trust Unit appreciation rights	570,771	360,157
Weighted average Trust Units outstanding, diluted	21,713,992	11,743,199

The income (loss) per Trust Unit is calculated on the basis of net income available to the Trust unitholder, and as such deducts the interest on the equity bridge notes and convertible debentures in the numerator of the calculation.

9. Exchangeable shares

(a) Authorized

Harvest Operations Corp. is authorized to issue an unlimited number of exchangeable shares without nominal or par value.

(b) Issued

Exchangeable shares, series 1

	Number		Amount
Storm Plan of Arrangement (i)	600,587	$	8,870
Shareholder retractions	(47,615)	$	(703)
As at September 30, 2004	552,972	$	8,167

(i) On June 30, 2004, 600,587 exchangeable shares, series 1 were issued at $14.77 per exchangeable share as partial consideration for the Plan of Arrangement with Storm [Note 5]. The exchangeable shares had an exchange ratio of 1:1.04703 as at October 15, 2004.

The exchangeable shares, series 1 can be converted at the option of the holder at any time into Trust Units. The number of Trust Units issued to the holder upon conversion is based upon the applicable exchange ratio at that time. The exchange ratio is calculated monthly and adjusts to account for distributions paid to unitholders during the period that the exchangeable shares are outstanding. The exchangeable shares are not eligible to receive distributions. The exchangeable shares that have not been converted by the holder, may be redeemed by Harvest Operations Corp. at any date subsequent to June 30, 2006 until June 30, 2009, at which time all remaining exchangeable shares in this series will be redeemed. Harvest Operations Corp. also has the option to convert up to

20% of the initial amount of the exchangeable shares outstanding annually in the first 90 days of each calendar year, and may also redeem all of the exchangeable shares if the aggregate amount outstanding is less than 500,000.

10. Trust Unit incentive plan

A Trust Unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase Trust Units to directors, officers, consultants, employees and other service providers to an aggregate of 1,487,250 Trust Units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the Trust Units if the minimum distribution rate is met. The following summarizes the Trust Units reserved for issuance under the Trust Unit incentive plan:

	Trust Unit rights	Weighted average exercise price
As at December 31, 2003	1,065,150	$ 6.86
Granted	370,700	15.66
Cancelled	(83,375)	(5.36)
Exercised for Trust Units	(111,000)	(3.80)
Exercised for cash	(11,250)	(6.81)
Average reduction in exercise price due to distributions	-	(1.26)
As at September 30, 2004	1,230,225	$ 8.22

All of the Trust Unit rights outstanding vest equally over four years from their issuance date.

For purposes of estimating fair value disclosures below, the fair value of each Trust Unit right has been estimated on the grant date using the following weighted-average assumptions:

	September 30	
	2004	2003
Expected volatility	23.3%	23.3%
Risk free interest rate	4.0%	3.5%
Expected life of the Trust Unit rights	4 years	4 years
Estimated annual distributions per unit	$2.40	$2.40

For the purposes of pro forma disclosures, the estimated fair value of all of the Trust Unit rights issued prior to December 31, 2002 is amortized to expense over the vesting periods. The Trust's pro forma net income and per Trust Unit amounts would have been accounted for as follows:

		(Restated, Note 3)		(Restated, Note 3)	
		Three months ended September 30		Nine months ended September 30	
		2004	2003	2004	2003
Net income	As reported	$5,166	$5,488	$5,696	$9,813
	Pro forma	$4,783	$5,055	$4,548	$8,668
Income (loss) per unit - basic	As reported	$0.00	$0.44	$0.07	$0.86
	Pro forma	($0.05)	$0.41	$0.05	$0.76
Income (loss) per unit - diluted	As reported	$0.00	$0.43	$0.07	$0.84
	Pro forma	($0.05)	$0.40	$0.05	$0.74

During the three and nine month periods ended September 30, the Trust has recognized $0.4 million and $0.8 million in 2004 and $12,000 and $37,000 in 2003 respectively, in compensation expense related to Trust Unit rights and included it in general and administrative expense in the consolidated statement of income and accumulated income.

11. Convertible debentures

On January 29, 2004, the Trust closed an issue of 60,000 9% convertible unsecured subordinated debentures due May 31, 2009. Interest on the debentures is payable semi-annually in arrears in equal installments on May 31 and November 30 in each year, commencing May 31, 2004. The debentures are convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.00 per Trust Unit plus a cash payment for accrued interest and in lieu of any fractional Trust Units resulting on the conversion. The debentures may be redeemed by the Trust at its option in whole or in part subsequent to May 31, 2007, at a price equal to $1,050 per debenture between June 1, 2007 and May 31, 2008 and at $1,025 per debenture between June 1, 2008 and May 31, 2009. Any redemption will include accrued and unpaid interest at such time when completed. The Trust may also elect to redeem the debentures upon maturity with the issue of Trust Units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date. Under both redemption options, the Trust may elect to pay both the debenture and accrued interest in the form of Trust Units.

On August 10, 2004, the Trust closed an issue of 100,000 8% convertible unsecured subordinated debentures due September 30, 2009, for gross total proceeds of $100 million. Interest on the debentures is payable semi-annually in arrears in equal installments on March 31 and September 30 in each year, commencing March 31, 2005. The debentures are convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of September 30, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $16.25 per Trust Unit plus a cash payment for accrued interest and in lieu of any fractional Trust Units resulting on the conversion. The debentures may be redeemed by the Trust at its option in whole or in part subsequent to September 30, 2007, at a price equal to $1,050 per debenture between October 1, 2007 and September 30, 2008 and at $1,025 per debenture between October 1, 2008 and September 30, 2009. Any redemption will include accrued and unpaid interest at such time when completed. The Trust may also elect to redeem the debentures upon maturity with the issue of Trust Units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date. Under both redemption options, the Trust may elect to pay both the debenture and accrued interest in the form of Trust Units. This convertible debenture issuance ranks pari-passu with the outstanding debentures issued on January 29, 2004.

The following table summarizes the issuance and subsequent conversions of the convertible debentures:

	9% Series			8% Series			Total
	Number of debentures		Amount	Number of debentures		Amount	
January 29, 2004 issuance	60,000	$	60,000			$	60,000
August 10, 2004 issuance				100,000	$	100,000	100,000
Converted for Trust Units (i)	(35,085)		(35,085)	(28,781)		(28,781)	(63,866)
Convertible debenture issue costs	-		(1,108)	-		(3,205)	(4,313)
As at September 30, 2004	24,915	$	23,807	71,219	$	68,014 $	91,821

(i) During the nine month period ended September 30, 2004, 35,085 and 28,781 convertible debentures were converted at the option of the holders, into 2,506,056 and 1,771,130 Trust Units and $766,904 and $220,943 in accrued interest and fractional units for the 9% and 8% series, respectively.

12. Financial instruments

The Trust uses oil sales contracts and derivative financial instruments to mitigate the effect of fluctuations in commodity prices. The following is a summary of the oil sales contracts with price swap or collar features as at September 30, 2004, that have fixed future sales prices:

Daily Quantity	Term	Price per Barrel (Note 1)		Mark to Market Gain (Loss)
Commodity swap contracts based on West Texas Intermediate				
500 Bbls/d	October through December 2004	U.S. $24.12 ($15.50)	$	(1,035)
3,325 Bbls/d	October through December 2004	U.S. $25.24		(8,040)
500 Bbls/d	January through December 2005	U.S. $24.00		(4,829)
1,100 Bbls/d	January through March 2005	U.S. $22.38		(3,153)
1,030 Bbls/d	April through June 2005	U.S. $22.18		(2,777)
Commodity swap contracts based on the Lloydminster Blend Crude differential				
4,500 Bbls/d	October through December 2004	U.S. ($7.82)	$	2,933
Commodity collar contracts based on West Texas Intermediate				
2,500 Bbls/d	October through December 2004	U.S. $22.00 – 28.10	$	(3,994)
3,000 Bbls/d	October through December 2004	U.S. $25.19 – 29.40 ($18.88)		(4,334) (i)
2,500 Bbls/d	January through June 2005	U.S. $28.40 – 32.25 ($21.80)		(8,150) (i)
1,500 Bbls/d	July though December 2005	U.S. $28.17 – 32.10 ($22.33)		(3,877) (i)
2,000 Bbls/d	January though December 2005	U.S. $28.00 – 42.00		- (i)

Note 1 Harvest has sold put options at the average price denoted in parenthesis, for the same volumes as the associated commodity contracts. The counterparty may exercise these options if the respective index falls below the specified price on a monthly settlement basis.

Commodity option contracts based on West Texas Intermediate				
Daily Quantity	Term	Price per Barrel		Mark to Market Gain (Loss)
1,250 Bbls/d	October through December 2004 - long put	U.S. $24.00	$	(415) (i)
11,000 Bbls/d	January through December 2005 - long put	U.S. $33.18		3,135 (i)
4,352 Bbls/d	January through December 2005 - short call	U.S. $32.73		(24,172) (i)
4,352 Bbls/d	January through December 2005 - long call	U.S. $42.73		9,711 (i)
7,500 Bbls/d	January through June 2006 - long put	U.S. $34.00		1,801 (i)
3,750 Bbls/d	January through June 2006 - short call	U.S. $34.00		(6,591) (i)
3,750 Bbls/d	January through June 2006 - long call	U.S. $44.00		3,496 (i)

The following is a summary of electricity price hedging physical and financial swap contracts entered into by Harvest Operations Corp. to fix the cost of future electricity usage as at September 30, 2004:

Commodity swap contracts based on electricity prices				
Quantity	Term	Price per Megawatt		Mark to Market Gain (Loss)
15MW	October through December 2004	Cdn $45.83	$	350
5MW	January through December 2005	Cdn $43.00		453
9.75MW	October 2004 through March 2006	Cdn $44.50		1,393
10MW	January through December 2005	Cdn $52.20		101
10MW	January through December 2006	Cdn $48.50		22
10MW	January through December 2006	Cdn $48.00		66
10MW	April through December 2006	Cdn $46.50		32

Commodity swap contracts based on electricity heat rate				
Swaps	Term	Price		Mark to Market Gain (Loss)
5MW	January through December 2005	8.40 GJ/MWh	$	111

Foreign Currency Contracts				
Monthly Contract Amount	Term	Contract Rate		Mark to Market Gain
U.S. $3 million	October through December 2004	1.3333 Cdn / U.S.	$	679

At September 30, 2004 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations Corp. was approximately $47.1 million. Harvest Operations Corp. has provided deposits to some counterparties for a portion of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at September 30, 2004, the amounts deposited totaled $15.3 million and are recorded in the prepaid expenses and deposits balance.

Upon the implementation of the CICA Accounting Guideline 13, the Trust recorded a liability and a corresponding unrealized mark to market loss of $5.5 million. As at September 30, 2004, the mark to market loss is $29.4 million. The realized losses on all derivative contracts are included in the period in which they are incurred. All contracts not being accounted for as hedges are marked with an (i).

13. Change in non-cash working capital

	Three months ended September 30		Nine months ended September 30	
	2004	2003	2004	2003
Changes in non-cash working capital items:				
Accounts receivable	$ (23,167)	$ 1,728	$ (36,856)	$ (82)
Prepaid expenses and deposits	(620)	(4,360)	(3,141)	(6,195)
Accounts payable and accrued liabilities	21,740	7,196	47,658	9,282
Cash distributions payable	3,325	57	3,949	642
	$ 1,278	$ 4,621	$ 11,610	$ 3,647
Changes relating to operating activities	$ (9,093)	$ 7,345	$ (12,405)	$ 6,449
Changes relating to financing activities	5,451	57	5,841	642
Changes relating to investing activities	4,428	(2,781)	10,249	(3,444)
Add: Non cash changes	492	-	7,925	-
	$ 1,278	$ 4,621	$ 11,610	$ 3,647

14. Related party transactions

A director and a corporation controlled by a director of Harvest Operations Corp. issued $30 million and were repaid $45 million under the equity bridge note during the nine month period ended September 30, 2004. The Trust paid $1,521,407 of the total interest accrued and payable during the year. [Note 7]

A corporation controlled by a director of Harvest Operations Corp. sublets office space and is provided administrative services by Harvest Operations Corp. on a cost recovery basis.

15. Subsequent events

On October 14, 2004, Harvest Operations Corp. closed an agreement to sell, on a private placement basis in the United States, US$250 million of senior notes due October 15, 2011. The senior notes are unsecured and unsubordinated and bear interest at an annual rate of 7 7/8% and were sold at a price of 99.3392% of their principal amount. The senior notes are unconditionally guaranteed by the Trust and all of its wholly-owed subsidiaries. The Trust used the net proceeds of the offering to repay in full Harvest's bank bridge facility and partially repay outstanding balances under Harvest's revolving credit facility. Harvest's syndicate of lenders has reduced the amount of the production loan which may be drawn to $310 million, from $355 million, as a result of the issuance of the senior notes.

Subsequent to September 30, 2004, 12,436 and 53,915 convertible debentures were converted at the option of the holders, into 888,282 and 3,317,840 Trust Units and $0.4 million and $0.8 million in accrued interest and fractional units

for the 9% and 8% series respectively, leaving $29.8 million face value of convertible debentures outstanding as at November 5, 2004.

Subsequent to September 30, 2004, 5,697 exchangeable shares were converted into 5,965 Trust Units, leaving 547,275 exchangeable shares outstanding as at November 5, 2004.

Subsequent to September 30, 2004, 158,500 Trust Unit appreciation rights were exercised, for proceeds of $2,978,788.

The following is a summary of the Trust distributions announced and paid subsequent to September 30, 2004:

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP	Total Amount of Distribution
September	September 30, 2004	October 15, 2004	93,160	$ 7,375
October	October 31, 2004	November 15, 2004		8,163

Note: The Trust Units to be distributed under the DRIP for the October distribution have not yet been determined.

16. Commitments and contingencies

From time to time, the Trust is involved in litigation or has claims sought against it in the normal course of business operations. Management of the Trust is not currently aware of any claims or actions that would materially affect the Trust's reported financial position or results from operations.

The Trust has letters of credit outstanding in the amount of approximately $5 million, related to electricity infrastructure usage. These letters are provided by the Trust's lenders under the availability of the demand loan. The letters expire throughout 2004 and 2005, and are expected to be renewed as required.

File No. 82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS DECEMBER 15TH, 2004 DISTRIBUTION

Calgary, November 11, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announces that a cash distribution of $0.20 per trust unit will be paid on December 15th, 2004 to Unitholders of record on November 30th, 2004. Harvest trust units are expected to commence trading on an ex-distribution basis on November 26th, 2004. This distribution amount represents Distributable Cash earned in the month of November 2004.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and recent corporate presentations.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB Canada T2P 0L4 **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David Rain Vice President & CFO	
Cindy Gray Investor Relations & Communications Advisor gray@harvestenergy.ca	

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

Calgary, November 4, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announces an increase to the Exchange Ratio of the Exchangeable Shares of Harvest Energy Trust from 1.04703 to 1.05604. This increase will be effective on November 15th, 2004.

As part of the Plan of Arrangement with Storm Energy which closed on June 30, 2004, Harvest issued Exchangeable Shares which are exchangeable into trust units at a ratio that adjusts each month. The Exchangeable Shares are not publicly traded. However, holders of Harvest Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at 310, 606 – 4th Street SW, Calgary, AB, T2P 1T1 (telephone: 403-233-2801).

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and recent corporate presentations.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB Canada T2P 0L4 **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David Rain Vice President & CFO	
Cindy Gray Investor Relations & Communications Advisor gray@harvestenergy.ca	

FILE NO. 82-34779

MATERIAL CHANGE REPORT

Item 1. Reporting Issuer:

Harvest Energy Trust
1900, 330 –5th Avenue SW
Calgary, Alberta
T2P 0L4

Item 2. Date of Material Change:

October 14, 2004

Item 3. News Release:

A Press Release reporting the material change was issued by Harvest Energy Trust ("Harvest") on October 14, 2004 through CCN Matthews.

Item 4. Summary of Material Change:

Harvest Energy Trust (HTE.UN – TSX) announced that on October 14, 2004, Harvest Energy Trust's subsidiary, Harvest Operations Corp., completed a private placement of US$250 million principal amount of senior secured notes due October 15, 2011.

Item 5. Full Description of Material Change:

Harvest Energy Trust (HTE.UN – TSX) announced that on October 14, 2004, Harvest Energy Trust's subsidiary, Harvest Operations Corp., completed a private placement of US$250 million principal amount of senior secured notes due October 15, 2011 (the "Notes"). The Notes bear interest at a rate of 7⅞% and were sold at a price of 99.3392% of their principal amount. Accordingly, the private placement resulted in the receipt of net proceeds of approximately US$241 million. Such net proceeds were used to permanently repay Harvest Energy Trust's $70 million bank bridge facility with the balance being used to repay a portion of Harvest Energy Trust's outstanding revolving credit facility. The Notes are unconditionally guaranteed by Harvest Energy Trust and all of Harvest Energy Trust's other wholly-owned subsidiaries.

Item 6. Reliance on Section 146(2) of the Securities Act (Alberta):

Not applicable

Item 7. Omitted Information:

Not applicable

Item 8. Senior Officer:

Jacob Roorda
President
Telephone: (403) 265-1178
Facsimile: (403) 265-3490

G:\057686\0017\Material Change Report.doc

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of October 22, 2004, at Calgary, Alberta.

HARVEST ENERGY TRUST
by Harvest Operations Corp.

By: (signed) "Jacob Roorda"
Jacob Roorda
President

cc: Toronto Stock Exchange

HARVEST ENERGY TRUST

FORM 51-102 F4
BUSINESS ACQUISITION REPORT

Item 1 Identity of Reporting Issuer

1.1 Name and Address of Reporting Issuer

Harvest Energy Trust (the "**Trust**")
1900, 330 – 5th Avenue S.W.
Calgary Alberta T2P 0L4

1.2 Executive Officer

The name of the executive officer of Harvest Operations Corp. ("**Harvest Operations**"), administrator of the Trust, who is knowledgeable about the significant acquisition and this Report is David Rain, Vice President, Chief Financial Officer and Corporate Secretary and his business telephone number is (403) 265-1178.

Item 2 Details of Acquisition

2.1 Nature of Assets Acquired

On September 2, 2004 Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2, each of which is a subsidiary of the Trust, acquired Breeze Resources Partnership from EnCana Corporation and EnCana Oil & Gas Partnership for consideration of approximately $526 million (the "**Acquisition**"). The Partnership owns certain conventional oil and natural gas producing properties (collectively, the "**Properties**") located in the Crossfield area of Alberta, in southeast Alberta and in east central Alberta (collectively, the "**New Properties**").

A more detailed description of the nature of the New Properties is contained under the heading "Information Concerning the New Properties" beginning at page 12 of the Trust's short form prospectus dated July 30, 2004 (the "**Prospectus**"), which is incorporated by reference in this Report.

2.2 Date of Acquisition

The date of the Acquisition for accounting purposes was September 2, 2004.

2.3 Consideration

The total consideration for the Acquisition was approximately $526 million in cash. The Trust financed the Acquisition with the net proceeds from a $275.2 million bought deal financing with a syndicate of underwriters completed on August 10, 2004 (the "**Bought Deal Financing**") and available credit facilities. The Bought Deal Financing consisted of an offering of a total of 12,166,666 subscription receipts ("**Subscription Receipts**") issued at a price of $14.40 per Subscription Receipt for gross proceeds of $175.2 million and $100 million principal amount of 8% convertible unsecured subordinated debentures (the "**Debentures**"). With the closing of the Acquisition, holders of Subscription Receipts received one trust unit of the Trust ("**Trust Unit**")

for each Subscription Receipt held, effective as of 5:00 p.m. on September 2, 2004. The Debentures consisted of 100,000 Debentures having a principal amount of $1,000 per Debenture. Each Debenture has a maturity date of September 30, 2009 and bears interest from the date of issue at 8% per annum, payable semi-annually in arrears on March 31 and September 30 of each year, commencing March 31, 2005.

A more detailed description of the Bought Deal Financing is contained under the heading "Details of the Offerings" beginning on page 40 of the Prospectus, which is incorporated by reference in this Report.

2.4 Effect on Financial Position

The New Properties, located in East Central Alberta, Southeast Alberta and Crossfield provide a strategic fit with Harvest's existing East Central Alberta core area as well as creating a new core area for the Trust in Southern Alberta.

The New Properties in East Central Alberta are situated directly adjacent to the Trust's current operation in the Provost area and are compatible with the Trust's proven operating capabilities in this area. Current production from the East Central Alberta properties acquired is approximately 4,700 BOE/d comprised of 4,400 Bbl/d of oil and natural gas liquids and 2.0 Mmcf/d of natural gas with the majority of production being operated.

The New Properties in Southeast Alberta are situated in the Trust's new Southern Alberta core area. Current production from the Southeast Alberta properties acquired is approximately 11,500 BOE/d comprised of 10,000 Bbl/d of oil and natural gas liquids and 8.4 Mmcf/d of natural gas with working interests over 90%. Harvest expects to operate 100% of the production.

The New Properties in Crossfield are also located in the Trust's new Southern Alberta core area. Current production from the Crossfield properties acquired is approximately 3,300 BOE/d comprised of 500 Bbl/d of natural gas liquids and 17.0 Mmcf/d of natural gas with an average working interest of 71%.

Total reserves associated with the New Properties determined in accordance with National Instrument 51 101 pursuant to reserve evaluations performed by Gilbert Laustsen Jung Associates Ltd. and McDaniel & Associates Consultants Ltd. as at July 1, 2004 are as follows:

Proved producing reserves	36,409 MBOE
Total proved reserves	40,598 MBOE
Proved plus probable reserves	57,844 MBOE

The Trust does not anticipate making significant changes to the assets acquired, other than continuing to refine operations and seeking efficiencies where possible. The Trust has no other plans relating to its business as a result of the Acquisition. The Acquisition and the related financings substantially increased the Trust's asset base, trust units outstanding and debt balance. The Trust believes the incremental cash flow associated with the Properties is sufficient to service the increased debt issued as part of the related financing.

A more detailed description of the effect of the Acquisition on the operations of the Trust is contained under the heading "Effect of the Storm Arrangement and the Acquisition on the Trust" beginning on page 30 of the Prospectus, which is incorporated by reference herein.

2.5 Prior Valuations

None.

2.6 Parties to Transaction

Not applicable.

2.7 Date of Report

November 10, 2004.

Item 3 Financial Statements

The unaudited pro forma consolidated financial statements of the Trust as at June 30, 2004 and for the six months then ended and the year ended December 31, 2003 are attached as Schedule A to this Report.

The audited schedule of revenues, royalties and operating expenses for the six months ended June 30, 2004 and 2003 and for the two years ended December 31, 2003 and 2002 for the New Alberta properties are attached as Schedule B to this Report.

SCHEDULE A

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF THE TRUST

KPMG LLP
Chartered Accountants
1200-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF THE TRUST

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Trustee of
Harvest Energy Trust and the Directors of Harvest Operations Corp.

We have read the accompanying unaudited pro forma consolidated balance sheet and consolidated statement of income of Harvest Energy Trust (the "Trust") as at and for the six-month period ended June 30, 2004 and the consolidated statement of income of the Trust for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "Harvest Energy Trust" to the consolidated financial statements of the Trust as at and for the six-month period ended June 30, 2004, and the statement of income for the year ended December 31, 2003 and found them to be in agreement.
2. Compared the figures in the columns captioned "Storm Energy Ltd." to the consolidated financial statements of Storm Energy Ltd. as at the and for the three-month period ended March 31, 2004, and the statement of income for the year ended December 31, 2003 and found them to be in agreement.
3. Compared the figures in the columns captioned "New Properties" to the financial information of the properties for the three-month period ended June 30, 2004, and for the year ended December 31, 2003 and found them to be in agreement.
4. Compared the figures in the column captioned "Carlyle Properties" to the financial information of the properties for the nine-month period ended September 30, 2003 and found them to be in agreement.
5. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:
   (a) the basis for the determination of the pro forma adjustments; and
   (b) whether the pro forma consolidated financial statements comply in all material respects with applicable regulatory requirements.

   The officers:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.
6. Read the notes to the pro forma consolidated financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other columns as at and for the three-month period ended June 30, 2004 and the year ended December 31, 2003 and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Signed "KPMG LLP"

Chartered Accountants

Calgary, Canada
November 10, 2004

HARVEST ENERGY TRUST
PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2004

(Unaudited)
(Thousands of dollars)

	Harvest Energy Trust	New Properties	Adjustments	Notes	Harvest Energy Trust Subtotal	Senior Notes Offering	Notes	Pro Forma Consolidated
Assets								
Current assets								
Accounts receivable	$ 32,857	$ —	$ —		$ 32,857	$ —		$ 32,857
Prepaid expenses and deposits	14,652	—	—		14,652	—		14,652
	47,509	—	—		47,509			47,509
Deferred financing charges, *net of amortization*	672	—	4,000	2a, 3a	4,672	11,589	3c	16,261
Property, plant and equipment	419,746	504,369	45,128	2a	969,243	—		969,243
Goodwill	20,277	—	—		20,277	—		20,277
	$ 488,204	$ 504,369	$ 49,128		$ 1,041,701	$ 11,589		$ 1,053,290
Liabilities and Unitholders' Equity								
Current liabilities								
Accounts payable and accrued liabilities	$ 44,001	$ —	$ —		$ 44,001	—		$ 44,001
Cash distributions payable	4,046	—	—		4,046	—		4,046
Bridge loan	—	70,000	—		70,000	(70,000)	3c	—
Bank loan	144,559	172,929	19,000	2a, 3b	336,488	(253,411)	3c	83,077
	192,606	242,929	19,000		454,535	(323,411)		131,124
Future income tax	19,640	—	—	3c	19,640	—		19,640
Commodity derivative contracts	9,732	—	—		9,732	—		9,732
Asset retirement obligation	50,007	—	45,128	2a	95,135	—		95,135
Senior notes	—	—	—	2a	—	335,000	3c	335,000
	271,985	242,929	64,128		579,042	11,589		590,631
Unitholders' equity								
Unitholders' capital	162,859	165,940	45,464	3d	374,263	—		374,263
Exchangeable shares	8,870	—	—		8,870	—		8,870
Equity bridge notes	25,000	—	(15,000)		10,000	—		10,000
Convertible debentures	55,129	95,500	(45,464)	3d	105,165	—		105,165
Accumulated income	17,584	—	—		17,584	—		17,584
Contributed surplus	630	—	—		630	—		630
Accumulated cash distributions	(53,853)	—	—		(53,853)	—		(53,853)
	216,219	261,440	(15,000)		462,659	—		462,659
	$ 488,204	$ 504,369	$ 49,128		$ 1,041,701	$ 11,589		$ 1,053,290

HARVEST ENERGY TRUST

PRO FORMA CONSOLIDATED STATEMENT OF INCOME (LOSS)

Six month period ended June 30, 2004
(Thousands of dollars)
(Unaudited)

	Harvest Energy Trust	Storm Energy Ltd.	Adjustments	New Properties	Adjustments	Notes	Harvest Energy Trust Subtotal	Senior Notes	Notes	Pro Forma Consolidated
Revenue										
Oil and natural gas sales	$ 100,557	$ 40,814	$ (5,029)	$ 132,029	$ —	2b	$ 68,371	$ —		$ 268,371
Royalty expense, net	(16,331)	(8,902)	1,095	(16,800)	—	2b	(40,938)	—		(40,938)
Alberta royalty tax credit	—	198	—	—	—		198	—		198
Other	—	328	—	—	—		328	—		328
Hedging loss	(21,304)	(4,685)	—	—	—		(25,989)	—		(25,989)
Mark to market loss on commodity derivative contracts	(9,732)	—	—	—	—		(9,732)	—		(9,732)
	53,190	27,753	(3,934)	115,229	—		192,238	—		192,238
Expenses										
Operating	27,274	4,711	(1,024)	21,435	—	2b	52,396	—		52,396
General and administrative	3,545	1,839	(1,075)	—	800	4c	5,109	—		5,109
Interest	882	1,113	2,457	—	6,711	4a	11,163	3,516	4a	14,679
Amortization of deferred finance charges	1,338	—	500	—	2,000	4a	3,838	828	4a	4,666
Depletion, depreciation and accretion	24,940	9,153	6,734	—	53,438	4b	94,265	—		94,265
Foreign exchange gain	(1,289)	—	—	—	—		(1,289)	—		(1,289)
	56,690	16,816	7,592	21,435	62,949		165,482	4,344		169,826
Income (loss) before taxes	(3,500)	10,937	(11,526)	93,794	(62,949)		26,756	(4,344)		22,412
Taxes										
Current taxes	—	841	—	—	—		841	—		841
Large corporation tax	136	117	—	—	—		253	—		253
Future tax expense (recovery)	(4,166)	2,293	(2,512)	—	—	4d	(4,385)	—		(4,385)
	(4,030)	3,251	(2,512)	—	—		(3,291)	—		(3,291)
Net income (loss)	$ 530	$ 7,686	$ (9,014)	$ 93,794	$ (62,949)		$ 30,047	$ (4,344)		$ 25,703
Net income (loss) per trust unit										
Basic	$(0.11)								4e	$0.57
Diluted	$(0.11)								4e	$0.56

HARVEST ENERGY TRUST

PRO FORMA CONSOLIDATED STATEMENT OF INCOME (LOSS)

Year ended December 31, 2003
(Thousands of dollars)
(Unaudited)

	Harvest Energy Trust	Carlyle Properties	Adjustments	Storm Energy Ltd.	Adjustments	New Properties	Adjustments	Notes	Harvest Energy Trust Subtotal	Senior Notes	Notes	Pro Forma Consolidated
Revenue												
Oil and natural gas sales	$119,351	$59,839	$ —	$59,547	$ (1,811)	$ 274,617	$ —	2b, 2c	$511,543	$ —		$511,543
Royalty expense, net	(16,412)	(12,646)	—	(13,674)	214	(34,250)	—	2b, 2c	(76,768)	—		(76,768)
Other	—	—	—	467	—	—	—		467	—		467
Hedging loss	(18,924)	—	—	—	—	—	—		(18,924)	—		(18,924)
	84,015	47,193	—	46,340	(1,597)	240,367	—		416,318	—		416,318
Expenses												
Operating	36,045	18,057	—	6,318	(340)	45,397	—	2b, 2c	105,477	—		105,477
General and administrative	4,340	—	—	2,410	(1,286)	—	2,143	2b, 4c	7,607	—		7,607
Interest	2,975	—	1,368	3,194	3,236	—	14,147	2b, 2c, 4a	24,920	8,143	4a	33,063
Amortization of deferred finance charges	2,607	—	—	—	775	—	4,000	2b, 4a	7,382	1,656	4a	9,038
Depletion, depreciation and accretion	35,727	—	5,506	15,020	14,856	—	99,034	2b, 2c, 4b	170,143	—		170,143
Foreign exchange gain	(4,374)	—	—	—	—	—	—		(4,374)	—		(4,374)
	77,320	18,057	6,874	26,942	17,241	45,397	119,324		311,155	9,799		320,954
Income (loss) before taxes	6,695	29,136	(6,874)	19,398	(18,838)	194,970	(119,324)		105,163	(9,799)		95,364
Taxes												
Large corporation tax	157	—	—	309	—	—	—		466	—		466
Future tax expense (recovery)	(8,978)	—	—	7,891	(5,219)	—	—	4d	(6,306)	—		(6,306)
	(8,821)	—	—	8,200	(5,219)	—	—		(5,840)	—		(5,840)
Net income (loss)	$ 15,516	$ 29,136	$ (6,874)	$ 11,198	$ (13,619)	$ 194,970	$ (119,324)		$ 111,003	$ (9,799)		$ 101,204
Net income per trust unit												
Basic	$1.16										4e	$2.80
Diluted	$1.13										4e	$2.79

HARVEST ENERGY TRUST
NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET AND STATEMENTS OF INCOME (LOSS)

1. BASIS OF PRESENTATION

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to the trust indentures and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp. ("Harvest Operations"). The Trust acquires and holds net profit interests in oil and natural gas properties in Alberta acquired and held by Harvest Operations. The Trust acquires and holds net profit interests in oil and natural gas properties in Saskatchewan and held by Harvest Sask. Energy Trust. The Trust is the sole unitholder of Harvest Sask. Energy Trust. The EnCana assets acquired, as described below, are held in a partnership. The partnership is owned by two new trusts (which have no other activities) of which the Trust is the direct or indirect sole unitholder of each. All properties under the Trust are operated by Harvest Operations.

The accompanying unaudited pro forma consolidated balance sheet and statements of income have been prepared by the management of Harvest Operations in accordance with Canadian generally accepted accounting principles on a basis consistent with the consolidated financial statements of the Trust. These pro forma financial statements should be read in conjunction with the historical financial statements. In the opinion of management, the pro forma consolidated balance sheet and statements of income include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

The pro forma consolidated balance sheet and statements of income are not necessarily indicative either of the results that actually would have occurred if the following events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

- On October 1, 2003 the Trust and Harvest Operations entered into an agreement to acquire properties from a third party (the "Carlyle Properties"). The cost to Harvest Operations was approximately $81.1 million including the closing adjustments and estimated transaction costs of approximately $2 million.
- On June 30, 2004, the Trust completed a plan of arrangement with Storm Energy Ltd. ("Storm"), whereby the Trust acquired all of the outstanding shares of Storm for approximately $189 million, including assumed net debt and transaction costs of approximately $65 million. As part of the Plan of Arrangement, certain assets of Storm were transferred to a new entity ("ExploreCo") which is owned by former Storm shareholders.
- On September 2, 2004, the Trust completed the acquisition of oil and natural gas properties from EnCana Corporation ("EnCana") (the "EnCana assets"). The cost to the Trust and Harvest Operations is approximately $509 million net of adjustments and financing costs.
- The issue of US$250 million aggregate principal amount of $7^7/_8$% senior notes due 2011 at a discount to face value to yield 8.0% to maturity.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma consolidated balance sheet has been prepared assuming that the transactions that were completed and described in note 2(a) below were completed on June 30, 2004. The pro forma statement of income (loss) for the six month period ended June 30, 2004 and for the year ended December 31, 2003 have been prepared assuming that the transactions described in notes 2(a), 2(b) and 2(c) were completed at the beginning of the respective periods as follows:

(a) Acquisition of EnCana assets

The amounts included in the pro forma consolidated statement of income (loss) for the revenue, royalties and operating costs for the EnCana assets for the six month period ended June 30, 2004 and the year ended December 31, 2003 have been derived from the unaudited schedule of revenues, royalties and operating expenses for the EnCana assets for the six month periods ended June 30, 2004 and June 30, 2003 and the audited schedule of revenues, royalties and operating expenses for the year ended December 31, 2003. Consideration for the EnCana assets is $509 million including financing costs, consisting of the purchase price of $526 million net of interim adjustments estimated to be $17 million. In addition, an estimated $45.1 million asset retirement obligation has been reflected as a liability and added to the book value of property, plant and equipment in accordance with Canadian generally accepted accounting principles. In accordance with the financing requirements for the purchase of the EnCana assets, it has been assumed for these pro forma financial statements that the following transactions have occurred:

(i) Issue of Subscription Receipts

On July 15, 2004, the Trust entered into an underwriting agreement for the issue of 12,166,666 subscription receipts at a price of $14.40 each, which entitled the holder to receive one trust unit per subscription receipt for approximate gross proceeds of $175.2 million. The net proceeds are $165.9 million after the deduction of the underwriters' commission at 5% and estimated costs of $0.5 million.

(ii) Issue of Convertible Unsecured Subordinated Debentures

On July 15, 2004, the Trust entered into an underwriting agreement for the issue of 100,000 convertible unsecured subordinated debentures ("debentures") at a price of $1,000, for gross proceeds of $100 million. The net proceeds are $95.5 million after the deduction of the underwriters' commission at 4% and estimated costs of $0.5 million. The debentures have a maturity date of September 30, 2009. The debentures bear interest at an annual rate of 8% payable semi-annually on March 31 and September 30 in each year commencing on March 31, 2005. The debentures are redeemable by the Trust at a price of $1,050 per debenture after September 30, 2007, and on or before September 30, 2008, and at a price of $1,025 per debenture after September 30, 2008 and before maturity on September 30, 2009, in each case, plus accrued and unpaid interest thereon, if any.

(iii) Bank Borrowings

The cost of the EnCana assets, less the net proceeds from the issuance of subscription receipts and debentures, was financed through the issue of a new bank loan in the approximate amount of $176.9 million and a bridge note of approximately $70 million due within nine months of issuance. The new facilities will bear interest at variable rates based on the lenders' prime rates.

(b) Plan of arrangement with Storm

The amounts included in the pro forma consolidated statement of income (loss) for Storm for the six month period ended June 30, 2004 and the year ended December 31, 2003 are derived from Storm's unaudited and audited financial statements, respectively. In accordance with the terms of the plan of arrangement, the consideration paid consisted of 2,720,837 trust units and 600,587 exchangeable shares at an ascribed value of $14.77 per trust unit and exchangeable share and cash of $75 million for an aggregate consideration

of approximately $189 million (including assumed debt and transaction costs of approximately $65 million). The exchangeable shares are exchangeable by the holder at any time into trust units on a one-for-one basis.

(c) Acquisition of Carlyle Properties

The amounts included in the pro forma consolidated statement of income (loss) for the revenue, royalties and operating costs for the Carlyle Properties for the year ended December 31, 2003 have been derived from the unaudited schedule of revenue and expenses for the Carlyle Properties for the period from January 1, 2003 to October 14, 2003. Operations from October 15, 2003 to December 31, 2003 have been included in the Trust's statements of income for the year ended December 31, 2003.

3. PRO FORMA CONSOLIDATED BALANCE SHEET

Under the plan of arrangement with Storm, Harvest issued both trust units and cash to existing Storm shareholders. Under the purchase of the EnCana assets, Harvest issued trust units, subordinated convertible debentures and bank debt to facilitate the purchase. In addition, these pro forma consolidated financial statements reflect the proposed issuance of senior notes in connection with the offering described herein.

(a) Deferred financing charges

The additional deferred financing charges relate to additional bank debt, the bridge loan and senior notes incurred by the Trust, respectively.

(b) Bank loan

The additional amounts under the bank loan balance includes the net debt acquired by Harvest under the Storm transaction and the additional debt issued to complete the purchase of the EnCana assets.

(c) Taxes

Future tax expense is calculated based on the adjustments at an average rate of 40%. Under the purchase of the EnCana assets, the EnCana assets are held by trusts and as such, there will be no calculation for future or corporate taxes.

(d) Convertible debentures

The amount included as an adjustment to the convertible debenture balance, relates to the conversions that have taken place subsequent to June 30, 2004 and up to and including September 24, 2004. The respective balance adjustments have been reflected in the income per trust unit amounts in note 4 (e) below.

(e) Senior notes

On October 14, 2004 the Trust and the Corporation closed an agreement to sell $335 million aggregate principal amount of $7^7/_8$% senior notes due 2011. The net proceeds are estimated to be $323.4 million after discount and the deduction of the selling commission and estimated expenses. Proceeds from the issuance were used to repay the bridge loan, and the balance was applied to the bank loan outstanding.

4. PRO FORMA CONSOLIDATED STATEMENT OF INCOME

(a) Interest and amortization of deferred financing charges

Interest has been adjusted to include the costs associated with the new bank loan borrowings upon acquisition of Storm and the new bank loan and bridge loan borrowings upon acquisition of the EnCana assets, respectively. The balance also includes the interest on the senior notes as if the senior notes had been issued at the beginning of the respective period. Deferred finance costs associated with the debt issuances have been amortized over their respective periods to maturity.

As the Trust has the ability to settle the interest and principal amounts outstanding under the Equity Bridge Agreement through the issue of trust units, the amounts drawn have been presented in Unitholders' Equity in these pro forma financial statements. The corresponding pro forma interest amounts of $1.0 million for the year ended December 31, 2003 and $0.5 million for the six month period ended June 30, 2004 will be presented as a direct charge to accumulated income rather than as a deduction in determining income for the applicable periods.

(b) Depletion, depreciation and accretion

The June 30, 2004 pro forma adjustments for depletion, depreciation and accretion have been determined using the full cost method of accounting based on combined proved reserves, future development costs and production volumes and incorporation of the cost of the properties acquired pursuant to the Storm plan of arrangement and the purchase of the EnCana assets (including associated estimated future development costs of $11.6 million and $57.8 million, respectively).

The December 31, 2003 pro forma adjustments for depletion, depreciation and accretion have been determined using the full cost method of accounting based on combined proved reserves, future development costs and production volumes and incorporation of the costs of acquiring the Carlyle Properties (including estimated future development costs of $10 million), and the cost of the properties acquired pursuant to the Storm plan of arrangement and the purchase of the EnCana assets discussed above.

(c) General and administrative expense

General and administrative expense has been adjusted to reflect the estimated costs of the associated combined entity under the Plan of Arrangement and the purchase of the EnCana assets, respectively.

(d) Taxes

For income tax purposes, the Trust is able to, and intends to, claim a deduction for all amounts paid or payable to unitholders, and then to allocate the remaining income, if any, to the unitholders. However, the pro forma adjustment for future income taxes has been based on the assumption that 50% of the incremental cash flow would have been paid by Storm to the Trust as a royalty payment. Future tax expense is calculated based on the adjustments at an average rate of 40%. Under the purchase of the EnCana assets, the EnCana assets are held by trusts and as such, there will be no calculation for future or corporate taxes.

(e) Income per trust unit

The number of trust units included in the basic weighted average number outstanding for the six month period ended June 30, 2004 was based on the weighted average number of trust units actually outstanding for the period, plus the 2,720,837 trust units and 600,587 exchangeable shares issued under the terms of the Plan of Arrangement, plus the 12,166,666 trust units issued in the purchase of the EnCana assets. The number also includes the number of trust units issued upon conversion of the subordinated convertible debentures up to and including September 24, 2004. This balance was included on the assumption that these trust units were outstanding on January 1, 2004. The pro forma income available to unitholders was reduced by the interest applicable to the outstanding debentures and equity bridge notes as if they were outstanding as at January 1, 2004.

The diluted weighted average number of trust units for the six month period ended June 30, 2004 was 36,190,188 which includes an estimated portion of trust unit appreciation rights to be issued to the estimated new employees of Harvest. The pro forma income available to unitholders was reduced by the interest applicable to the debentures and equity bridge notes as if they were outstanding as at January 1, 2004.

The number of trust units included in the basic weighted average number outstanding for the year ended December 31, 2003 was based on the weighted average number of trust units actually outstanding for the period, plus the 2,720,837 trust units and 600,587 exchangeable shares issued under the terms of the Plan of Arrangement, plus the estimated 12,166,666 trust units issued in the purchase of the EnCana assets, and the 4,312,500 trust units issued under the terms of the underwriting agreement dated October 7, 2003. The pro forma income available to unitholders was reduced by the interest applicable to the debentures and equity bridge notes as if they were outstanding as at January 1, 2003.

The diluted weighted average number of trust units for the year ended December 31, 2003 was 32,508,846 which included an estimated portion of trust unit appreciation rights issued to the estimated new employees of Harvest, and 3,942,617 trust units with respect to the settlement of the amounts drawn under the Equity Bridge Agreement. The pro forma income available to unitholders was reduced by the interest applicable to the convertible debentures and equity bridge notes as if they were outstanding as at January 1, 2003.

SCHEDULE B

FINANCIAL STATEMENTS OF THE NEW PROPERTIES

AUDITORS' REPORT

To the Trustee of Harvest Energy Trust and Directors of Harvest Operations Corp.

At the request of Harvest Energy Trust and Harvest Operations Corp., we have audited the Schedule of Revenues, Royalties and Operating Expenses for the two years ended December 31, 2003 and 2002 for the New Properties that Harvest Energy Trust and Harvest Operations Corp. have entered into an agreement to acquire dated July 15, 2004. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial information presentation.

In our opinion, the Schedule of Revenues, Royalties and Operating Expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the New Properties for each of the years ended December 31, 2003 and 2002 in accordance with the basis of accounting disclosed in note 1.

Calgary, Canada
July 16, 2004

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

NEW PROPERTIES

SCHEDULE OF REVENUES, ROYALTIES AND OPERATING EXPENSES

($ thousands)

	Six Months Ended June 30,		Year Ended December 31,	
	2004	2003	2003	2002
	(unaudited)			
Revenues	$132,029	$150,836	$274,617	$228,573
Royalties	16,800	18,234	34,250	27,072
	115,229	132,602	240,367	201,501
Operating expenses	21,435	22,422	45,397	44,854
Excess of revenues over operating expenses	$ 93,794	$110,180	$194,970	$156,647

See accompanying Notes to Schedule

NEW PROPERTIES

NOTES TO SCHEDULE OF REVENUES, ROYALTIES AND OPERATING EXPENSES

For the Years Ended December 31, 2003 and 2002
and the Six Months Ended June 30, 2004 and 2003 (unaudited)
(*$ thousands*)

1. BASIS OF PRESENTATION

The Schedule of Revenues, Royalties and Operating Expenses includes the operating results relating to the New Properties that Harvest Energy Trust and Harvest Operations Corp. have entered into an agreement to acquire dated July 15, 2004. Under the terms of the agreement, Harvest Breeze Trust No. 1 and No. 2 will acquire Breeze Resources Partnership which owns these New Properties ("the Properties").

The Properties consist of crude oil and natural gas assets located in the Crossfield area of Alberta, in southeast Alberta and in east central Alberta.

The Schedule of Revenues, Royalties and Operating Expenses for the Properties does not include any provision for the depletion, depreciation and amortization, asset retirement costs, future capital costs, impairment of unevaluated properties, administrative costs and income taxes for the Properties as these amounts are based on the consolidated operations of the vendor of which the Properties form only a part.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Joint Venture Operations

Substantially all of the Properties are operated through joint ventures therefore the schedule reflects only the vendor's proportionate interest.

(b) Revenue Recognition

Revenues are recorded net of related transportation costs when the product is delivered. Gas revenues are recorded based on AECO reference pricing used for sales between operating divisions of EnCana Corporation and do not reflect ultimate marketing related activities. Oil revenues are recorded based on blended prices established between operating divisions of EnCana Corporation for similar quality product delivered to a common carrier.

(c) Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements. Crown royalties for natural gas are based on the Alberta Government posted reference price. Crown royalties for crude oil are taken in kind by the Alberta Petroleum Marketing Commission.

(d) Operating Expenses

Operating expenses include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

FILE NO. 82-34779

EXECUTION COPY

REGISTRATION RIGHTS AGREEMENT

Dated October 14, 2004

among

HARVEST OPERATIONS CORP.,
THE GUARANTORS NAMED HEREIN

and

MORGAN STANLEY & CO. INCORPORATED
TD SECURITIES (USA) INC.
NBF SECURITIES (USA) CORP.
WESTLB AG, LONDON BRANCH
WESTLB SECURITIES INC.

TRDOCS01/70435

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered into on October 14, 2004, among HARVEST OPERATIONS CORP., an Alberta corporation (the "Company"), HARVEST ENERGY TRUST, an Alberta trust (the "Trust"), each of the Trust's subsidiaries named in Schedule I hereto (each a "Subsidiary Guarantor" and, collectively, the "Subsidiary Guarantors" and together with the Trust, hereinafter referred to as the "Guarantors") and MORGAN STANLEY & CO. INCORPORATED, TD SECURITIES (USA) INC., NBF SECURITIES(USA) CORP. and WESTLB AG, LONDON BRANCH (the "Initial Purchasers," which for the purpose of this agreement shall be deemed to include WestLB Securities Inc., as United States agent to WestLB AG, London Branch).

This Agreement is made pursuant to the Purchase Agreement dated October 7, 2004, among the Company, the Guarantors and the Initial Purchasers (the "Purchase Agreement"), which provides for the sale by the Company and the Guarantors to the Initial Purchasers of an aggregate of $200,000,000 principal amount of the Company's 7⅞% Senior Notes Due 2011 (the "Notes"). The Notes will be fully and unconditionally guaranteed (the "Guarantees") as to principal, premium, if any, and interest by the Guarantors. The obligations of the Subsidiary Guarantors pursuant to the Guarantees will be fully and unconditionally guaranteed by the Trust (the "Trust Guarantee" and, together with the Notes and the Guarantees, hereinafter referred to as the "Securities").

In order to induce the Initial Purchasers to enter into the Purchase Agreement, each of the Company and the Guarantors have agreed to provide to the Initial Purchasers and their direct and indirect transferees the registration rights set forth in this Agreement. The execution of this Agreement is a condition to the closing under the Purchase Agreement.

In consideration of the foregoing, the parties hereto agree as follows:

1. Definitions.

As used in this Agreement, the following capitalized defined terms shall have the following meanings:

"1933 Act" shall mean the Securities Act of 1933, as amended from time to time.

"1934 Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

"Closing Date" shall mean the Closing Date as defined in the Purchase Agreement.

"Company" shall have the meaning set forth in the preamble and shall also include the Company's successors.

"Exchange Offer" shall mean the exchange offer by the Company and the Guarantors of Exchange Securities for Registrable Securities pursuant to Section 2(a) hereof.

"Exchange Offer Registration" shall mean a registration under the 1933 Act effected pursuant to Section 2(a) hereof.

"Exchange Offer Registration Statement" shall mean an exchange offer registration statement on Form F-10 (or, if applicable, on another appropriate form) and all amendments and supplements to such registration statement, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"Exchange Securities" shall mean securities issued by the Company and the Guarantors under the Indenture containing terms identical to the Securities (except that (i) interest thereon shall accrue from the last date on which interest was paid on the Securities or, if no such interest has been paid, from the Closing Date and (ii) the Exchange Securities will not contain restrictions on transfer) and to be offered to Holders of Securities in exchange for Securities pursuant to the Exchange Offer.

"Guarantees" shall have the meaning set forth in the preamble.

"Guarantors" shall have the meaning set forth in the preamble and shall also include the Guarantors' successors.

"Harvest Sask Energy Trust Indenture" shall mean the amended and restated trust indenture dated September 29, 2003 between the Company and the Trust, as amended October 7, 2004

"Harvest Trustee" shall mean Valiant Trust Company and its successors.

"Harvest Trust Indenture" shall mean the amended and restated trust indenture dated September 27, 2002 between the Company and the Harvest Trustee, as amended and restated January 1, 2004.

"Holder" shall mean the Initial Purchasers, for so long as they own any Registrable Securities, and each of their successors, assigns and direct and indirect transferees who become registered owners of Registrable Securities under the Indenture; *provided* that for purposes of Sections 4 and 5 of this Agreement, the term "Holder" shall include Participating Broker-Dealers (as defined in Section 4(a)).

"Indenture" shall mean the Indenture relating to the Securities dated as of October 14, 2004 among the Company, the Guarantors and U.S. Bank National Association, as trustee, and as the same may be amended from time to time in accordance with the terms thereof.

"Initial Purchasers" shall have the meaning set forth in the preamble.

"Majority Holders" shall mean the Holders of a majority of the aggregate principal amount of outstanding Registrable Securities; *provided* that whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by the Trust or any of its affiliates (as such term is defined in Rule 405 under the 1933 Act) (other than the Initial Purchasers or

subsequent Holders of Registrable Securities if such subsequent holders are deemed to be such affiliates solely by reason of their holding of such Registrable Securities) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage or amount.

"Notes" shall have the meaning set forth in the preamble.

"Participating Broker-Dealer" shall have the meaning specified in Section 4(a) hereof.

"Person" shall mean an individual, partnership, limited liability company, corporation, trust or unincorporated organization, or a government or agency or political subdivision thereof.

"Prospectus" shall mean the prospectus included in a Registration Statement, including any preliminary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement, including a prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by a Shelf Registration Statement, and by all other amendments and supplements to such prospectus, and in each case including all material incorporated by reference therein.

"Purchase Agreement" shall have the meaning set forth in the preamble.

"Registrable Securities" shall mean the Securities; *provided, however*, that the Securities shall cease to be Registrable Securities (i) when a Registration Statement with respect to such Securities shall have been declared effective under the 1933 Act and such Securities shall have been disposed of pursuant to such Registration Statement, (ii) when such Securities have been sold to the public pursuant to Rule 144(k) (or any similar provision then in force, but not Rule 144A) under the 1933 Act or (iii) when such Securities shall have ceased to be outstanding.

"Registration Expenses" shall mean any and all expenses incident to performance of or compliance by the Company and the Guarantors with this Agreement, including without limitation: (i) all SEC, stock exchange or National Association of Securities Dealers, Inc. registration and filing fees, (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws (including reasonable fees and disbursements of counsel for any underwriters or Holders in connection with blue sky qualification of any of the Exchange Securities or Registrable Securities), (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing and distributing any Registration Statement, any Prospectus, any amendments or supplements thereto, any underwriting agreements, securities sales agreements and other documents relating to the performance of and compliance with this Agreement, (iv) all rating agency fees, (v) all fees and disbursements relating to the qualification of the Indenture under applicable securities laws, (vi) the fees and disbursements of the Trustee and its counsel, (vii) the fees and disbursements of counsel for the Company and the Guarantors and, in the case of a Shelf Registration Statement, the fees and disbursements of one counsel for the Holders (which counsel shall be selected by the Majority Holders and which counsel may also be counsel for the Initial Purchasers) and (viii) the fees and

disbursements of the independent public accountants of the Trust including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, but excluding fees and expenses of counsel to the underwriters (other than fees and expenses set forth in clause (ii) above) or the Holders and underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of Registrable Securities by a Holder.

"Registration Statement" shall mean any registration statement of the Company and the Guarantors that covers any of the Exchange Securities or Registrable Securities pursuant to the provisions of this Agreement and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"SEC" shall mean the Securities and Exchange Commission.

"Securities" shall have the meaning set forth in the preamble, *provided* that if pursuant to the Indenture, Subsidiary Guarantors' Guarantees are discharged upon such Subsidiary Guarantors assuming the obligations of the Company under the Notes as co-obligors, then such Notes shall be the Securities for the purposes of this Agreement.

"Shelf Registration" shall mean a registration effected pursuant to Section 2(b) hereof.

"Shelf Registration Statement" shall mean a "shelf" registration statement of the Company and the Guarantors pursuant to the provisions of Section 2(b) of this Agreement which covers all of the Registrable Securities on an appropriate form and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"Subsidiary Guarantors" shall have the meaning set forth in the preamble and shall include each Subsidiary Guarantor's successors

"TIA" shall have the meaning specified in section 3(l) hereof.

"Trust" shall have the meaning set forth in the preamble and shall include the Trust's successors

"Trust Guarantee" shall have the meaning set forth in the preamble

"Trustee" shall mean the trustee with respect to the Securities under the Indenture.

"Underwriter" shall have the meaning set forth in Section 3 hereof.

"Underwritten Registration" or "Underwritten Offering" shall mean a registration in which Registrable Securities are sold to an Underwriter for reoffering to the public.

2. Registration Under the 1933 Act.

(a) To the extent not prohibited by any applicable law or applicable interpretation of the Staff of the SEC, the Company and the Guarantors shall use their commercially reasonable efforts to cause to be filed an Exchange Offer Registration Statement covering the offer by the Company and the Guarantors to the Holders to exchange all of the Registrable Securities for Exchange Securities and to have such Registration Statement remain effective until the closing of the Exchange Offer. The Company and the Guarantors shall commence the Exchange Offer promptly after the Exchange Offer Registration Statement has been declared effective by the SEC and use their commercially reasonable efforts to have the Exchange Offer completed not later than 210 days after the Closing Date. The Company and the Guarantors shall commence the Exchange Offer by mailing the related exchange offer Prospectus and accompanying documents to each Holder stating, in addition to such other disclosures as are required by applicable law:

(i) that the Exchange Offer is being made pursuant to this Registration Rights Agreement and that all Registrable Securities validly tendered will be accepted for exchange;

(ii) the dates of acceptance for exchange (which shall be a period of at least 20 business days from the date such notice is mailed) (the "Exchange Dates");

(iii) that any Registrable Security not tendered will remain outstanding and continue to accrue interest, but will not retain any rights under this Registration Rights Agreement;

(iv) that Holders electing to have a Registrable Security exchanged pursuant to the Exchange Offer will be required to surrender such Registrable Security, together with the enclosed letters of transmittal, to the institution and at the address specified in the notice prior to the close of business on the last Exchange Date; and

(v) that Holders will be entitled to withdraw their election, not later than the close of business on the last Exchange Date, by sending to the institution and at the address specified in the notice a telegram, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Registrable Securities delivered for exchange and a statement that such Holder is withdrawing his election to have such Securities exchanged.

As soon as practicable after the last Exchange Date, the Company and the Guarantors shall:

(i) accept for exchange Registrable Securities or portions thereof tendered and not validly withdrawn pursuant to the Exchange Offer; and

(ii) deliver, or cause to be delivered, to the Trustee for cancellation all Registrable Securities or portions thereof so accepted for exchange by the Company and the Guarantors; and

(iii) issue, and cause the Trustee to promptly authenticate and mail to each Holder, an Exchange Security equal in principal amount to the principal amount of the Registrable Securities surrendered by such Holder.

The Company and the Guarantors shall use their commercially reasonable efforts to complete the Exchange Offer as provided above and shall comply with the applicable requirements of the 1933 Act, the 1934 Act and other applicable laws and regulations in connection with the Exchange Offer. The Exchange Offer shall not be subject to any conditions, other than that the Exchange Offer does not violate applicable law or any applicable interpretation of the Staff of the SEC. The Company and the Guarantors shall inform the Initial Purchasers of the names and addresses of the Holders to whom the Exchange Offer is made, and the Initial Purchasers shall have the right, subject to applicable law, to contact such Holders and otherwise facilitate the tender of Registrable Securities in the Exchange Offer.

(b) In the event that (i) the Company and the Guarantors determine that the Exchange Offer Registration provided for in Section 2(a) above is not available or may not be consummated as soon as practicable after the Exchange Date because it would violate applicable law or the applicable interpretations of the Staff of the SEC, (ii) the Exchange Offer is not for any other reason completed by 210 days from the Closing Date or (iii) the Exchange Offer has been completed and in the opinion of counsel for the Initial Purchasers a Registration Statement must be filed and a Prospectus must be delivered by the Initial Purchasers in connection with any offering or sale of Registrable Securities, the Company and the Guarantors shall use their commercially reasonable efforts to cause to be filed as soon as practicable after such determination, date or notice of such opinion of counsel is given to the Company and the Guarantors, as the case may be, a Shelf Registration Statement providing for the sale by the Holders of all of the Registrable Securities and to have such Shelf Registration Statement declared effective by the SEC. In the event the Company and the Guarantors are required to file a Shelf Registration Statement solely as a result of the matters referred to in clause (iii) of the preceding sentence, the Company and the Guarantors shall use their commercially reasonable efforts to file and have declared effective by the SEC both an Exchange Offer Registration Statement pursuant to Section 2(a) with respect to all Registrable Securities and a Shelf Registration Statement (which may be a combined Registration Statement with the Exchange Offer Registration Statement) with respect to offers and sales of Registrable Securities held by the Initial Purchasers after completion of the Exchange Offer. The Company and the Guarantors agree to use their commercially reasonable efforts to keep the Shelf Registration Statement continuously effective until the expiration of the period referred to in Rule 144(k) with respect to the Registrable Securities or such shorter period that will terminate when all of the Registrable Securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement. The Company and the Guarantors further agree to supplement or amend the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Company and the Guarantors for such Shelf Registration Statement or by the 1933 Act or by any other rules and regulations thereunder for shelf registration or if reasonably requested by a Holder with respect to information relating to such Holder, and to use their commercially reasonable efforts to cause any such amendment to become effective and such Shelf Registration Statement to become usable as soon as thereafter practicable. The Company and the Guarantors agree to furnish to the Holders of Registrable

Securities copies of any such supplement or amendment promptly after its being used or filed with the SEC.

(c) The Company and the Guarantors shall pay all Registration Expenses in connection with the registration pursuant to Section 2(a) and Section 2(b). Each Holder shall pay all underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of such Holder's Registrable Securities pursuant to the Shelf Registration Statement.

(d) An Exchange Offer Registration Statement pursuant to Section 2(a) hereof or a Shelf Registration Statement pursuant to Section 2(b) hereof will not be deemed to have become effective unless it has been declared effective by the SEC; *provided, however*, that, if, after it has been declared effective, the offering of Registrable Securities pursuant to a Shelf Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, such Registration Statement will be deemed not to have become effective during the period of such interference until the offering of Registrable Securities pursuant to such Registration Statement may legally resume. In the event the Exchange Offer is not completed and the Shelf Registration Statement is not declared effective on or prior to 210 days from the Closing Date, the interest rate on the Securities will be increased by 0.25% per annum until the Exchange Offer is completed or the Shelf Registration Statement is declared effective by the SEC.

(e) Without limiting the remedies available to the Initial Purchasers and the Holders, the Company and the Guarantors acknowledge that any failure by the Company or any Guarantor to comply with its obligations under Section 2(a) and Section 2(b) hereof may result in material irreparable injury to the Initial Purchasers or the Holders for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of any such failure, the Initial Purchasers or any Holder may obtain such relief as may be required to specifically enforce the Company's and the Guarantors' obligations under Section 2(a) and Section 2(b) hereof.

3. <u>Registration Procedures</u>.

In connection with the obligations of the Company and the Guarantors with respect to the Registration Statements pursuant to Section 2(a) and Section 2(b) hereof, the Company and the Guarantors shall as expeditiously as possible:

(a) prepare and file with the SEC a Registration Statement on the appropriate form under the 1933 Act, which form (x) shall be selected by the Company and the Guarantors and (y) shall, in the case of a Shelf Registration, be available for the sale of the Registrable Securities by the selling Holders thereof and (z) shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith, and use their commercially reasonable efforts to cause such Registration Statement to become effective and remain effective in accordance with Section 2 hereof;

(b) prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement effective for the applicable period and cause each Prospectus to be supplemented by any required prospectus supplement and, as so supplemented, to be filed pursuant to General Instruction II. L

of Form F-10 under the Securities Act (or, if applicable, pursuant to another appropriate rule); to keep each Prospectus current during the period described under Section 4(3) and Rule 174 under the 1933 Act that is applicable to transactions by brokers or dealers with respect to the Registrable Securities or Exchange Securities;

(c) in the case of a Shelf Registration, furnish to each Holder of Registrable Securities, to counsel for the Initial Purchasers, to counsel for the Holders and to each Underwriter of an Underwritten Offering of Registrable Securities, if any, without charge, as many copies of each Prospectus, including each preliminary Prospectus, and any amendment or supplement thereto as such Holder or Underwriter may reasonably request, in order to facilitate the public sale or other disposition of the Registrable Securities; and the Company and the Guarantors consent to the use of such Prospectus and any amendment or supplement thereto in accordance with applicable law by each of the selling Holders of Registrable Securities and any such Underwriters in connection with the offering and sale of the Registrable Securities covered by and in the manner described in such Prospectus or any amendment or supplement thereto in accordance with applicable law;

(d) use their commercially reasonable efforts to register or qualify the Registrable Securities under all applicable state securities or "blue sky" laws of such jurisdictions as any Holder of Registrable Securities covered by a Registration Statement shall reasonably request in writing by the time the applicable Registration Statement is declared effective by the SEC, to cooperate with such Holders in connection with any filings required to be made with the National Association of Securities Dealers, Inc. and do any and all other acts and things which may be reasonably necessary or advisable to enable such Holder to consummate the disposition in each such jurisdiction of such Registrable Securities owned by such Holder; *provided, however*, that the Company and the Guarantors shall not be required to (i) qualify as a foreign corporation, trust or partnership, as the case may be, or as dealers in securities in any jurisdiction where they would not otherwise be required to qualify but for this Section 3(d), (ii) subject themselves to taxation in any such jurisdiction if they are not so subject or (iii) qualify a prospectus in any province or territory of Canada to make the Registrable Securities or Exchange Securities freely tradeable in Canada;

(e) in the case of a Shelf Registration, notify each Holder of Registrable Securities, counsel for the Holders and counsel for the Initial Purchasers promptly and, if requested by any such Holder or counsel, confirm such advice in writing (i) when a Registration Statement has become effective and when any post-effective amendment thereto has been filed and becomes effective, (ii) of any request by the SEC or any state securities authority or by any securities authority of or in Canada or any territory or province thereof for amendments and supplements to a Registration Statement and Prospectus or for additional information after the Registration Statement has become effective, (iii) of the issuance by the SEC or any state securities authority or by any securities authority of or in Canada or any territory or province thereof of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iv) if, between the effective date of a Registration Statement and the closing of any sale of Registrable Securities covered thereby, the representations and warranties of the Company or any Guarantor contained in any underwriting agreement, securities sales agreement or other similar agreement, if any, relating to the offering cease to be true and correct in all material respects or if the Company or any Guarantor receives any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose, (v) of the happening of any

event during the period a Shelf Registration Statement is effective which makes any statement made in such Registration Statement or the related Prospectus untrue in any material respect or which requires the making of any changes in such Registration Statement or Prospectus in order to make the statements therein not misleading and (vi) of any determination by the Company and the Guarantors that a post-effective amendment to a Registration Statement would be appropriate;

(f) use their commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement at the earliest possible moment and provide immediate notice to each Holder of the withdrawal of any such order;

(g) in the case of a Shelf Registration, furnish to each Holder of Registrable Securities, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto (without documents incorporated therein by reference or exhibits thereto, unless requested);

(h) in the case of a Shelf Registration, cooperate with the selling Holders of Registrable Securities to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends and enable such Registrable Securities to be in such denominations (consistent with the provisions of the Indenture) and registered in such names as the selling Holders may reasonably request at least one business day prior to the closing of any sale of Registrable Securities;

(i) in the case of a Shelf Registration, upon the occurrence of any event contemplated by Section 3(e)(v) hereof, use their commercially reasonable efforts to prepare and file with the SEC a supplement or post-effective amendment to a Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and the Guarantors agree to notify the Holders to suspend use of the Prospectus as promptly as practicable after the occurrence of such an event, and the Holders hereby agree to suspend use of the Prospectus until the Company and the Guarantors have amended or supplemented the Prospectus to correct such misstatement or omission;

(j) a reasonable time prior to the filing of any Registration Statement, any Prospectus, any amendment to a Registration Statement or amendment or supplement to a Prospectus or any document which is to be incorporated by reference into a Registration Statement or a Prospectus after initial filing of a Registration Statement, provide copies of such document to the Initial Purchasers and their counsel (and, in the case of a Shelf Registration Statement, the Holders and their counsel) and make such of the representatives of the Company or the Guarantors as shall be reasonably requested by the Initial Purchasers or their counsel (and, in the case of a Shelf Registration Statement, the Holders or their counsel) available for discussion of such document, and shall not at any time file or make any amendment to the Registration Statement, any Prospectus or any amendment of or supplement to a Registration Statement or a Prospectus or any document which is to be incorporated by reference into a Registration Statement or a Prospectus, of which the Initial Purchasers and their counsel (and, in the case of a Shelf Registration Statement, the Holders and their counsel) shall not have previously been advised

and furnished a copy or to which the Initial Purchasers or their counsel (and, in the case of a Shelf Registration Statement, the Holders or their counsel) shall object, except for any amendment or supplement or document (a copy of which has been previously furnished to the Initial Purchaser and its counsel (and, in the case of a Shelf Registration Statement, the Holders and their counsel)) which counsel to the Company shall advise the Company in writing is required in order to comply with applicable law;

(k) obtain a CUSIP number for all Exchange Securities or Registrable Securities, as the case may be, not later than the effective date of a Registration Statement;

(l) cause the Indenture to be qualified under the Trust Indenture Act of 1939, as amended (the "TIA"), in connection with the registration of the Exchange Securities or Registrable Securities, as the case may be, cooperate with the Trustee and the Holders to effect such changes to the Indenture as may be required for the Indenture to be so qualified in accordance with the terms of the TIA and execute, and use their commercially reasonable efforts to cause the Trustee to execute, all documents as may be required to effect such changes and all other forms and documents required to be filed with the SEC to enable the Indenture to be so qualified in a timely manner;

(m)in the case of a Shelf Registration, make available for inspection by a representative of the Holders of the Registrable Securities, any Underwriter participating in any disposition pursuant to such Shelf Registration Statement, and attorneys and accountants designated by the Holders, at reasonable times and in a reasonable manner, all financial and other records, pertinent documents and properties of the Trust and its Subsidiaries, and cause the respective officers, directors and employees of the Trust and its Subsidiaries to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with a Shelf Registration Statement;

(n) in the case of a Shelf Registration, use their commercially reasonable efforts to cause all Registrable Securities to be listed on any securities exchange or any automated quotation system on which similar securities issued by the Company or the Guarantors are then listed if requested by the Majority Holders, to the extent such Registrable Securities satisfy applicable listing requirements;

(o) use their commercially reasonable efforts to cause the Exchange Securities or Registrable Securities, as the case may be, to be rated by two nationally recognized statistical rating organizations (as such term is defined in Rule 436(g)(2) under the 1933 Act);

(p) if reasonably requested by any Holder of Registrable Securities covered by a Registration Statement, (i) promptly incorporate in a Prospectus supplement or post-effective amendment such information with respect to such Holder as such Holder reasonably requests to be included therein and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as the Company or the Guarantors have received notification of the matters to be incorporated in such filing; and

(q) in the case of a Shelf Registration, enter into such customary agreements and take all such other actions in connection therewith (including those requested by the Holders of a majority of the Registrable Securities being sold) in order to expedite or facilitate the disposition

of such Registrable Securities including, but not limited to, an Underwritten Offering and in such connection, (i) to the extent possible, make such representations and warranties to the Holders and any Underwriters of such Registrable Securities with respect to the business of the Trust and its subsidiaries, the Registration Statement, Prospectus and documents incorporated by reference or deemed incorporated by reference, if any, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings and confirm the same if and when requested, (ii) obtain opinions of counsel to the Company and the Guarantors (which counsel and opinions, in form, scope and substance, shall be reasonably satisfactory to the Holders and such Underwriters and their respective counsel) addressed to each selling Holder and Underwriter of Registrable Securities, covering the matters customarily covered in opinions requested in underwritten offerings, (iii) obtain "cold comfort" letters from the independent certified public accountants of the Trust (and, if necessary, any other certified public accountant of any subsidiary of the Trust, or of any business acquired by the Trust or any of its subsidiaries for which financial statements and financial data are or are required to be included in the Registration Statement) addressed to each selling Holder and Underwriter of Registrable Securities, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with underwritten offerings, and (iv) deliver such documents and certificates as may be reasonably requested by the Holders of a majority in principal amount of the Registrable Securities being sold or the Underwriters, and which are customarily delivered in underwritten offerings, to evidence the continued validity of the representations and warranties of the Company and the Guarantors made pursuant to clause (i) above and to evidence compliance with any customary conditions contained in an underwriting agreement.

In the case of a Shelf Registration Statement, the Company and the Guarantors may require each Holder of Registrable Securities to furnish to the Company or the Guarantors such information regarding the Holder and the proposed distribution by such Holder of such Registrable Securities as the Company and the Guarantors may from time to time reasonably request in writing.

In the case of a Shelf Registration Statement, each Holder agrees that, upon receipt of any notice from the Company and the Guarantors of the happening of any event of the kind described in Section 3(e)(v) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to a Registration Statement until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3(i) hereof, and, if so directed by the Company and the Guarantors, such Holder will deliver to the Company and the Guarantors (at its expense) all copies in its possession, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice. If the Company and the Guarantors shall give any such notice to suspend the disposition of Registrable Securities pursuant to a Registration Statement, the Company and the Guarantors shall extend the period during which the Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice to and including the date when the Holders shall have received copies of the supplemented or amended Prospectus necessary to resume such dispositions. The Company and the Guarantors may give any such notice only twice during any 365 day period and any such suspensions may not exceed 30 days for each suspension and there may not be more than two suspensions in effect during any 365 day period.

The Holders of Registrable Securities covered by a Shelf Registration Statement who desire to do so may sell such Registrable Securities in an Underwritten Offering. In any such Underwritten Offering, the investment banker or investment bankers and manager or managers (the "Underwriters") that will administer the offering will be selected by the Majority Holders of the Registrable Securities included in such offering.

4. Participation of Broker-Dealers in Exchange Offer.

(a) The Staff of the SEC has taken the position that any broker-dealer that receives Exchange Securities for its own account in the Exchange Offer in exchange for Securities that were acquired by such broker-dealer as a result of market-making or other trading activities (a "Participating Broker-Dealer"), may be deemed to be an "underwriter" within the meaning of the 1933 Act and must deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of such Exchange Securities.

The Company and the Guarantors understand that it is the Staff's position that if the Prospectus contained in the Exchange Offer Registration Statement includes a plan of distribution containing a statement to the above effect and the means by which Participating Broker-Dealers may resell the Exchange Securities, without naming the Participating Broker-Dealers or specifying the amount of Exchange Securities owned by them, such Prospectus may be delivered by Participating Broker-Dealers to satisfy their prospectus delivery obligation under the 1933 Act in connection with resales of Exchange Securities for their own accounts, so long as the Prospectus otherwise meets the requirements of the 1933 Act.

(b) In light of the above, notwithstanding the other provisions of this Agreement, the Company and the Guarantors agree that the provisions of this Agreement as they relate to a Shelf Registration shall also apply to an Exchange Offer Registration to the extent, and with such reasonable modifications thereto as may be, reasonably requested by the Initial Purchasers or by one or more Participating Broker-Dealers, in each case as provided in clause (ii) below, in order to expedite or facilitate the disposition of any Exchange Securities by Participating Broker-Dealers consistent with the positions of the Staff recited in Section 4(a) above; *provided* that:

(i) the Company and the Guarantors shall not be required to amend or supplement the Prospectus contained in the Exchange Offer Registration Statement, as would otherwise be contemplated by Section 3(i), for a period exceeding 180 days after the last Exchange Date (as such period may be extended pursuant to the penultimate paragraph of Section 3 of this Agreement) and Participating Broker-Dealers shall not be authorized by the Company and the Guarantors to deliver and shall not deliver such Prospectus after such period in connection with the resales contemplated by this Section 4; and

(ii) the application of the Shelf Registration procedures set forth in Section 3 of this Agreement to an Exchange Offer Registration, to the extent not required by the positions of the Staff of the SEC or the 1933 Act and the rules and regulations thereunder, will be in conformity with the reasonable request to the Company or the Guarantors by the Initial Purchasers or with the reasonable request in writing to the Company and the Guarantors by one or more broker-dealers who certify to the Initial Purchasers, the Company and the Guarantors in writing that they anticipate that they will

be Participating Broker-Dealers; and *provided further* that, in connection with such application of the Shelf Registration procedures set forth in Section 3 to an Exchange Offer Registration, the Company and the Guarantors shall be obligated (x) to deal only with one entity representing the Participating Broker-Dealers, which shall be Morgan Stanley & Co. Incorporated unless it elects not to act as such representative, (y) to pay the fees and expenses of only one counsel representing the Participating Broker-Dealers, which shall be counsel to the Initial Purchasers unless such counsel elects not to so act and (z) to cause to be delivered such "cold comfort" letter or letters with respect to the Prospectus in the form existing on the last Exchange Date and with respect to each subsequent amendment or supplement, if any, effected during the period specified in clause (i) above.

(c) The Initial Purchasers shall have no liability to the Company, the Guarantors or any Holder with respect to any request that it may make pursuant to Section 4(b) above.

5. Indemnification and Contribution.

(a) The Company and the Guarantors, jointly and severally, agree to indemnify and hold harmless the Initial Purchasers, each Holder and each Person, if any, who controls any Initial Purchaser or any Holder within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act, or is under common control with, or is controlled by, any Initial Purchaser or any Holder, from and against all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred by the Initial Purchaser, any Holder or any such controlling or affiliated Person in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment thereto) pursuant to which Exchange Securities or Registrable Securities were registered under the 1933 Act, including all documents incorporated therein by reference, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or caused by any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (as amended or supplemented if the Company and the Guarantors shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact necessary to make the statements therein in light of the circumstances under which they were made not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to the Initial Purchasers or any Holder furnished to the Trust in writing through Morgan Stanley & Co. Incorporated or any selling Holder expressly for use therein. In connection with any Underwritten Offering permitted by Section 3, the Company and the Guarantors will also indemnify the Underwriters, if any, selling brokers, dealers and similar securities industry professionals participating in the distribution, their officers and directors and each Person who controls such Persons (within the meaning of the 1933 Act and the 1934 Act) to the same extent as provided above with respect to the indemnification of the Holders, if requested in connection with any Registration Statement.

(b) Each Holder agrees, severally and not jointly, to indemnify and hold harmless the Company, the Guarantors, the Initial Purchasers and the other selling Holders, and each of their respective directors or trustees, as applicable, their respective officers who sign the Registration Statement and each Person, if any, who controls any of the Company or the Guarantors, any

Initial Purchaser and any other selling Holder within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act to the same extent as the foregoing indemnity from the Company and the Guarantor to the Initial Purchasers and the Holders, but only with reference to information relating to such Holder furnished to the Trust in writing by such Holder expressly for use in any Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto).

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to either paragraph (a) or paragraph (b) above, such Person (the "indemnified party") shall promptly notify the Person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (a) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Initial Purchasers and all Persons, if any, who control any Initial Purchaser within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act, (b) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company and the Guarantors, their respective directors, trustees, as applicable, officers who sign the Registration Statement and each Person, if any, who controls the Company or any Guarantor within the meaning of either such Section and (c) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Holders and all Persons, if any, who control any Holders within the meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred. In such case involving the Initial Purchasers and Persons who control the Initial Purchasers, such firm shall be designated in writing by Morgan Stanley & Co. Incorporated. In such case involving the Holders and such Persons who control Holders, such firm shall be designated in writing by the Majority Holders. In all other cases, such firm shall be designated by the Company and the Guarantors. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but, if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party for such fees and expenses of counsel in accordance with such request prior to the date of such settlement. No indemnifying party shall,

without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which such indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d) If the indemnification provided for in paragraph (a) or paragraph (b) of this Section 5 is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company and the Guarantors on the one hand, and of the Holders on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or any Guarantor or by the Holders and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Holders' respective obligations to contribute pursuant to this Section 5(d) are several in proportion to the respective principal amount of Registrable Securities of such Holder that were registered pursuant to a Registration Statement.

(e) The Company and the Guarantors and each Holder agree that it would not be just or equitable if contribution pursuant to this Section 5 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5, no Holder shall be required to indemnify or contribute any amount in excess of the amount by which the total price at which Registrable Securities were sold by such Holder exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 5 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f) The indemnity and contribution provisions contained in this Section 5 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of the Initial Purchasers, any Holder or any Person controlling any Initial Purchaser or any Holder, or by or on behalf of the Company, the Guarantors, their respective officers or directors or trustees, as applicable, or any Person controlling the Company or any Guarantor, (iii) acceptance of any of the Exchange Securities and (iv) any sale of Registrable Securities pursuant to a Shelf Registration Statement.

6. Miscellaneous.

(a) No Inconsistent Agreements. None of the Company or any Guarantor has entered into, or after the date of this Agreement will enter into, any agreement which is inconsistent with the rights granted to the Holders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof. The rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to the holders of any of the Company's or any Guarantor's other issued and outstanding securities under any such agreements.

(b) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company and the Guarantors have obtained the written consent of Holders of at least a majority in aggregate principal amount of the outstanding Registrable Securities affected by such amendment, modification, supplement, waiver or consent; *provided, however*, that no amendment, modification, supplement, waiver or consent to any departure from the provisions of Section 5 hereof shall be effective as against any Holder of Registrable Securities unless consented to in writing by such Holder.

(c) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telex, telecopier, or any courier guaranteeing overnight delivery (i) if to a Holder, at the most current address given by such Holder to the Company by means of a notice given in accordance with the provisions of this Section 6(c), which address initially is, with respect to the Initial Purchasers, the address set forth in the Purchase Agreement; and (ii) if to the Company or the Guarantors, initially at the Trust's address set forth in the Purchase Agreement and thereafter at such other address, notice of which is given in accordance with the provisions of this Section 6(c).

All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt is acknowledged, if telecopied; and on the next business day if timely delivered to a courier guaranteeing overnight delivery.

Copies of all such notices, demands, or other communications shall be concurrently delivered by the Person giving the same to the Trustee, at the address specified in the Indenture.

(d) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of each of the parties, including, without limitation and without the need for an express assignment, subsequent Holders; *provided* that nothing herein shall be deemed to permit any assignment, transfer or other disposition of Registrable Securities in violation of the terms of the Purchase Agreement. If any transferee of any Holder shall acquire Registrable Securities, in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities such Person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and such

Person shall be entitled to receive the benefits hereof. The Initial Purchasers (in their capacity as Initial Purchasers) shall have no liability or obligation to the Company or any Guarantor with respect to any failure by a Holder to comply with, or any breach by any Holder of, any of the obligations of such Holder under this Agreement.

(e) Purchases and Sales of Securities. During the period of two years after the Closing Date, the Trust will not, and will not permit any of its Affiliates to resell any of the Securities which constitute "restricted securities" under Rule 144 that have been reacquired by any of them.

(f) Third Party Beneficiary. The Holders shall be third party beneficiaries to the agreements made hereunder between the Company and the Guarantors on the one hand, and the Initial Purchasers, on the other hand, and shall have the right to enforce such agreements directly to the extent it deems such enforcement necessary or advisable to protect its rights or the rights of Holders hereunder.

(g) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(h) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(i) Governing Law. This Agreement shall be governed by the laws of the State of New York.

(j) Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

(k) Submission to Jurisdiction; Agent for Service; Waiver of Immunities. Each of the Company and the Guarantors irrevocably (i) agrees that any legal suit, action or proceeding against any of the Company or the Guarantors brought by any Holder, Initial Purchaser or Underwriter or by any person who controls any Holder, Initial Purchaser or Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any United States federal court or New York State court located in the Borough of Manhattan in The City of New York (a "**New York Court**"), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of a New York Court in any such suit, action or proceeding.

Each of the Company and the Guarantors has appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011 (and any successor entity), which appointment shall be irrevocable, as its authorized agent (the "Authorized Agent") upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any Holder, Initial Purchaser or Underwriter or by any person who controls any Holder, Initial Purchaser or Underwriter. The Company and the Guarantors, jointly and severally, represent and

warrant that the Authorized Agent has agreed to act as such agent for service of process and agree to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid.

To the extent that the Company or any Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

The provisions of this Section (k) shall survive any termination of this Agreement, in whole or in part.

(l) Judgment Currency. If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Holder, Initial Purchasers or Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligations of the Company and the Guarantors in respect of any sum due from it to any Holder, Initial Purchaser or Underwriter shall, notwithstanding any judgment in any currency other than United States dollars, not be discharged until the first business day, following receipt by such Holder, Initial Purchaser or Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Holder, Initial Purchaser or Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Initial Purchaser hereunder, the Company and the Guarantors, jointly and severally, agree, as a separate obligation and notwithstanding any such judgment, to indemnify such Holder, Initial Purchaser or Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Holder, Initial Purchaser or Underwriter hereunder, such Holder, Initial Purchaser or Underwriter agrees to pay to the Company or the Guarantors (as applicable, but without duplication) an amount equal to the excess of the dollars so purchased over the sum originally due to such Holder, Initial Purchaser or Underwriter hereunder.

(m) Harvest Trustee. The parties hereto acknowledge that the Harvest Trustee is entering into this Agreement solely in its capacity as trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Harvest Trustee or any of the unitholders of the Trust and that any recourse against the Harvest Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or other tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Harvest Trust Indenture.

(n) Unitholder of Harvest Sask Energy Trust. The parties hereto acknowledge that the obligations of Harvest Sask Energy Trust hereunder shall not be binding upon the Trust, in its capacity as sole unitholder of Harvest Sask Energy Trust, and that any recourse against the Trust, in such capacity as unitholder, in any manner in respect of any indebtedness, obligations or liability of Harvest Sask Energy Trust arising hereunder or arising in connection herewith or

from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Harvest Sask Energy Trust Indenture.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Very truly yours,

HARVEST OPERATIONS CORP.

By: ________________________
Name: **Jacob Roorda**
Title: **President**

Valiant Trust Company
in its capacity as trustee of,
HARVEST ENERGY TRUST

By: ________________________
Name:
Title:

1115650 Alberta Ltd.,
in its capacity as trustee of
HARVEST SASK ENERGY TRUST

By: ________________________
Name: **Jacob Roorda**
Title: **President**

1115638 Alberta Ltd.,
in its capacity as trustee of
HARVEST BREEZE TRUST NO. 1

By: ________________________
Name: **Jacob Roorda**
Title: **President**

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Very truly yours,

HARVEST OPERATIONS CORP.

By:____________________________
Name:
Title:

Valiant Trust Company
in its capacity as trustee of,
HARVEST ENERGY TRUST

By: [signature]
CHERYL DAHLINGER, INCOME TRUSTS

By: [signature]
Name: ZINAT DAMJI
Title: PRESIDENT

1115650 Alberta Ltd.,
in its capacity as trustee of
HARVEST SASK ENERGY TRUST

By:____________________________
Name:
Title:

1115638 Alberta Ltd.,
in its capacity as trustee of
HARVEST BREEZE TRUST NO. 1

By:____________________________
Name:
Title:

1115650 Alberta Ltd.,
in its capacity as trustee of
HARVEST BREEZE TRUST NO. 2

By:________________________
Name: **Jacob Roorda**
Title: **President**

1115650 Alberta Ltd.
in its capacity as trustee
of Harvest Breeze Trust No. 2,
as managing partner of
BREEZE RESOURCES PARTNERSHIP

By:________________________
Name:
Title: **Jacob Roorda**
President

REDEARTH ENERGY INC.

By:________________________
Name:
Title: **Jacob Roorda**
President

1115638 ALBERTA LTD.

By:________________________
Name: **Jacob Roorda**
Title: **President**

1115650 ALBERTA LTD.

By: ______________________

Name: Jacob Roorda

Title: President

Confirmed and accepted as of
the date first above written:

MORGAN STANLEY & CO. INCORPORATED
TD SECURITIES (USA) INC.
NBF SECURITIES (USA) CORP.
WESTLB AG, LONDON BRANCH
WESTLB SECURITIES INC.

Acting severally on behalf of themselves and
the several Initial Purchasers named in
herein.

By: MORGAN STANLEY & CO. INCORPORATED

By: [signature]
Name: David Schwarzbach
Title: Executive Director

RRA

SCHEDULE I

SUBSIDIARY GUARANTORS

Harvest Sask Energy Trust
Harvest Breeze Trust No. 1
Harvest Breeze Trust No. 2
Breeze Resources Partnership
Redearth Energy Inc.
1115638 Alberta Ltd.
1115650 Alberta Ltd.

FILE NO. 82-34779

EXECUTION COPY

HARVEST OPERATIONS CORP.

7⅞% SENIOR NOTES DUE 2011

INDENTURE

Dated as of October 14, 2004

U.S. Bank National Association

Trustee

TRDOCS01/70714.11

CROSS-REFERENCE TABLE*

Trust Indenture Act Section	*Indenture Section*
310(a)(1)	7.10
(a)(2)	7.10
(a)(5)	7.10
(b)	7.10
(c)	N.A.
311(a)	7.11
(b)	7.11
312(a)	2.05
(b)	12.03
(c)	12.03
313(a)	7.06
(b)(2)	7.06
(c)	7.06 12.02
(d)	7.06
314(a)	4.03 12.05
(c)(1)	12.04
(c)(2)	12.04
(e)	12.05
316(a)(last sentence)	2.09
(a)(1)(A)	6.05
(a)(1)(B)	6.04
317(a)(1)	6.08

* This Cross-Reference Table is not part of this Indenture.

TABLE OF CONTENTS

ARTICLE 1
DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01. Definitions....1
Section 1.02. Other Definitions 25
Section 1.03. Incorporation by Reference of Trust Indenture Act....25
Section 1.04. Rules of Construction 26
Section 1.05. Interest Act (Canada) 26

ARTICLE 2
THE NOTES

Section 2.01. Form and Dating 27
Section 2.02. Execution and Authentication....28
Section 2.03. Registrar and Paying Agent 28
Section 2.04. Paying Agent to Hold Money in Trust....29
Section 2.05. Holder Lists....29
Section 2.06. Transfer and Exchange 29
Section 2.07. Replacement Notes 42
Section 2.08. Outstanding Notes....42
Section 2.09. Treasury Notes 43
Section 2.10. Certificated Notes 43
Section 2.11. Temporary Notes 44
Section 2.12. Cancellation 44
Section 2.13. Defaulted Interest....45
Section 2.14. CUSIP and ISIN Numbers....45
Section 2.15. Deposit of Moneys....45
Section 2.16. Computation of Interest 45

ARTICLE 3
REDEMPTION AND PREPAYMENT

Section 3.01. Notices to Trustee 45
Section 3.02. Selection of Notes to Be Redeemed....46
Section 3.03. Notice of Redemption 46
Section 3.04. Effect of Notice of Redemption....47
Section 3.05. Deposit of Redemption Price 47
Section 3.06. Notes Redeemed in Part....47
Section 3.07. Optional Redemption 47
Section 3.08. Mandatory Redemption 48
Section 3.09. Offer to Purchase 48

ARTICLE 4
COVENANTS

Section 4.01. Payment of Notes....49

Section 4.02. Maintenance of Office or Agency 49
Section 4.03. Reports 50
Section 4.04. Compliance Certificate 51
Section 4.05. Taxes 51
Section 4.06. Stay, Extension and Usury Laws 51
Section 4.07. Limitation on Restricted Payments 52
Section 4.08. Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries 54
Section 4.09. Limitation on Indebtedness 56
Section 4.10. Limitation on Asset Sales 58
Section 4.11. Limitation on Transactions with Shareholders and Affiliates 59
Section 4.12. Limitation on Liens 61
Section 4.13. Corporate Existence 62
Section 4.14. Repurchase of Notes upon a Change of Control 62
Section 4.15. Limitation on Sale-Leaseback Transactions 62
Section 4.16. Payments for Consent 63
Section 4.17. Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries .63
Section 4.18. Limitation on Issuances of Guarantees by Restricted Subsidiaries 64
Section 4.19. Additional Amounts for Canadian Withholding Taxes 64
Section 4.20. Covenant Suspension 66
Section 4.21. Maintenance of Properties. 66

ARTICLE 5
SUCCESSORS

Section 5.01. Consolidation, Amalgamation, Merger and Sale of Assets 67
Section 5.02. Successor Corporation Substituted 68

ARTICLE 6
DEFAULTS AND REMEDIES

Section 6.01. Events of Default 68
Section 6.02. Acceleration 70
Section 6.03. Other Remedies 70
Section 6.04. Waiver of Past Defaults 71
Section 6.05. Control by Majority 71
Section 6.06. Limitation on Suits 71
Section 6.07. Rights of Holders of Notes to Receive Payment 72
Section 6.08. Collection Suit by Trustee 72
Section 6.09. Trustee May File Proofs of Claim 72
Section 6.10. Priorities 72
Section 6.11. Undertaking for Costs 73
Section 6.12. Restoration of Rights and Remedies 73
Section 6.13. Rights and Remedies Cumulative 73
Section 6.14. Delay or Omission Not Waiver 73
Section 6.15. Record Date 74

ARTICLE 7
TRUSTEE

Section 7.01. Duties of Trustee....................74
Section 7.02. Rights of Trustee....................75
Section 7.03. Individual Rights of Trustee....................76
Section 7.04. Trustee's Disclaimer....................76
Section 7.05. Notice of Defaults....................76
Section 7.06. Reports by Trustee to the Holders of the Notes....................76
Section 7.07. Compensation and Indemnity....................76
Section 7.08. Replacement of Trustee....................77
Section 7.09. Successor Trustee by Merger, Etc. 78
Section 7.10. Eligibility; Disqualification....................78
Section 7.11. Preferential Collection of Claims Against Issuer....................79

ARTICLE 8

SATISFACTION AND DISCHARGE; DEFEASANCE

Section 8.01. Satisfaction and Discharge....................79
Section 8.02. Defeasance and Discharge of Indenture....................80
Section 8.03. Covenants and Certain Events of Default....................82
Section 8.04. Application of Trust Money....................84
Section 8.05. Repayment to Issuer....................84
Section 8.06. Reinstatement....................84

ARTICLE 9
MODIFICATION AND WAIVER

Section 9.01. Without Consent of Holders of Notes....................85
Section 9.02. With Consent of Holders....................85
Section 9.03. Compliance with Trust Indenture Act....................87
Section 9.04. Revocation and Effect of Consents....................87
Section 9.05. Notation on or Exchange of Notes....................87
Section 9.06. Trustee to Sign Amendments, Etc. 87

ARTICLE 10
NOTE GUARANTEES

Section 10.01. Note Guarantee....................87
Section 10.02. Limitation on Subsidiary Guarantor Liability....................89
Section 10.03. Execution and Delivery of Note Guarantee....................89
Section 10.04. Releases Following Sale of Assets....................89
Section 10.05. Additional Subsidiary Guarantors....................90
Section 10.06. Notation Not Required....................90
Section 10.07. Successors and Assigns....................90
Section 10.08. No Waiver....................90

Section 10.09. Modification....90

ARTICLE 11
TRUST GUARANTEE

Section 11.01. Trust Guarantee....91
Section 11.02. Limitation on Trust Guarantor Liability....92
Section 11.03. Execution and Delivery of Trust Guarantee....92
Section 11.04. Notation Not Required....92
Section 11.05. Successors and Assigns....93
Section 11.06. No Waiver....93
Section 11.07. Modification....93

ARTICLE 12
MISCELLANEOUS

Section 12.01. Trust Indenture Act Controls....93
Section 12.02. Notices....93
Section 12.03. Communication by Holders of Notes with Other Holders of Notes....95
Section 12.04. Certificate and Opinion as to Conditions Precedent....95
Section 12.05. Statements Required in Certificate or Opinion....95
Section 12.06. Rules by Trustee and Agents....95
Section 12.07. No Personal Liability of Incorporators, Unitholders, Officers, Directors or Employees....96
Section 12.08. Valiant Trust Company....96
Section 12.09. Unitholder of Harvest Sask Energy Trust....96
Section 12.10. Governing Law....96
Section 12.11. Submission to Jurisdiction; Agent for Service; Waiver of Immunities....96
Section 12.12. Judgment Currency....97
Section 12.13. No Adverse Interpretation of Other Agreements....97
Section 12.14. Successors....98
Section 12.15. Severability....98
Section 12.16. Counterpart Originals....98
Section 12.17. Table of Contents, Headings, Etc. 98

Schedule I SUBSIDIARY GUARANTORS

EXHIBITS

Exhibit A	FORM OF NOTE
Exhibit B	FORM OF CERTIFICATE OF TRANSFER
Exhibit C	FORM OF CERTIFICATE OF EXCHANGE
Exhibit D	FORM OF NOTE GUARANTEE
Exhibit E	FORM OF TRUST GUARANTEE
Exhibit F	FORM OF SUPPLEMENTAL INDENTURE

INDENTURE dated as of October 14, 2004 among Harvest Operations Corp., an Alberta corporation (the "*Issuer*"), the Subsidiary Guarantors listed in Schedule I hereto, Harvest Energy Trust, an Alberta trust (the "*Trust*" as the "*Trust Guarantor*") and U.S. Bank National Association, as trustee (the "*Trustee*").

The Trust, the Issuer, the Subsidiary Guarantors and the Trustee agree as follows for the benefit of each other and for the equal and proportionate benefit of the Holders of the 7⅞% Senior Notes due 2011 and the Exchange Notes (as defined herein).

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01. Definitions.

"*144A Global Note*" means a global note in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that shall be issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 144A.

"*Adjusted Consolidated Net Income*" means, for any period, the aggregate net income (or loss) of the Trust and its Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP; *provided* that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

(a) the net income (or loss) of any Person that is not a Restricted Subsidiary;

(b) the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with or amalgamated with the Trust or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Trust or any of its Restricted Subsidiaries;

(c) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(d) any gains or losses (on an after-tax basis) attributable to sales of assets outside the ordinary course of business of the Trust and its Restricted Subsidiaries;

(e) solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (B) of Section 4.07(a), any amount paid or accrued as dividends on Preferred Stock of the Trust owned by Persons other than the Trust and any of its Restricted Subsidiaries; and

(f) all extraordinary gains and extraordinary losses.

"*Additional Notes*" means an unlimited maximum aggregate principal amount of Notes (other than the Notes issued on the Issue Date) issued under this Indenture in accordance with Section 2.02 and subject to Section 4.09 hereof.

"*Affiliate*" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"*Agent*" means any Registrar, Paying Agent or co-registrar.

"*Applicable Procedures*" means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange.

"*Asset Acquisition*" means (1) an investment by the Trust or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with or amalgamated with the Trust or any of its Restricted Subsidiaries; *provided* that such Person's primary business is the Oil and Gas Business or (2) an acquisition by the Trust or any of its Restricted Subsidiaries of the property and assets of any Person other than the Trust or any of its Restricted Subsidiaries; *provided* that the property and assets acquired are in the Oil and Gas Business.

"*Asset Disposition*" means the sale or other disposition by the Trust or any of its Restricted Subsidiaries (other than to the Trust or another Restricted Subsidiary) of (1) all or substantially all of the Capital Stock of any Restricted Subsidiary or (2) all or substantially all of the assets that constitute a division or line of business of the Trust or any of its Restricted Subsidiaries.

"*Asset Sale*" means any sale, transfer or other disposition (including by way of merger, consolidation, amalgamation or sale-leaseback transaction) in one transaction or a series of related transactions by the Trust or any of its Restricted Subsidiaries to any Person other than the Trust or any of its Restricted Subsidiaries of:

(a) all or any of the Capital Stock of any Restricted Subsidiary,

(b) all or substantially all of the property and assets of an operating unit or business of the Trust or any of its Restricted Subsidiaries, or

(c) any other property and assets of the Trust or any of its Restricted Subsidiaries outside the ordinary course of business of the Trust or such Restricted Subsidiary and,

in each case, that is not governed by the provisions of this Indenture applicable to mergers, consolidations, amalgamations and sales of assets of the Trust; *provided* that "Asset Sale" shall not include:

(i) sales or other dispositions of inventory, receivables and other current assets;

(ii) sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under Section 4.07;

(iii) sales, transfers or other dispositions of assets with a fair market value not in excess of $5.0 million in any transaction or series of related transactions; or

(iv) any sale, transfer, assignment or other disposition of any property or equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of the Trust or its Restricted Subsidiaries.

"*Available Cash*" means, for any period, Consolidated EBITDA for such period minus (1) the sum of (a) cash tax expense, (b) cash interest expense, and (c) extraordinary cash charges, plus (2) the sum of (a) cash tax refunds received and (b) extraordinary cash gains, in each case, for or in such period.

"*Average Life*" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (2) the sum of all such principal payments.

"*Bankruptcy Law*" means any law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law, including, without limitation, the provincial bankruptcy law of the Trust, the Issuer or the Subsidiary Guarantor's jurisdiction, the Companies' Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), title 11, United States Bankruptcy Code of 1978, as amended and any similar United States federal or state, Canadian federal or provincial law.

"*Beneficial Owner*" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" shall have a corresponding meaning.

"*Board of Directors*" means, with respect to any Person, the board of directors (or the board or committee serving a similar function) of such Person or any duly authorized committee of such board of directors.

"*Borrowing Base*" means 65% of the present value of future net revenues discounted at an annual rate of 10% from proved oil and gas reserves of the Trust and its Restricted Subsidiaries calculated using forecast pricing in accordance with National Instrument 51-101 promulgated by the Canadian Securities Administrators, as confirmed by a Canadian or United States nationally recognized firm of independent petroleum engineers in a reserve report prepared as of the end of the Trust's most recently completed fiscal year for which audited financial statements are available, as (1) increased at the option of the Trust by, as of the date of determination, the present value of future net revenues discounted at an annual rate of 10% of (a) estimated proved oil and gas reserves acquired since the date of such year-end reserve report, and (b) estimated oil and gas reserves attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to exploration, development or exploitation activities, in each case, calculated using forecast pricing in accordance with National Instrument 51-101(utilizing the current market prices published by the same engineering firm referred to above), and (2) decreased by, as of the date of determination, the present value of future net revenues discounted at an annual rate of 10% of (a) estimated proved oil and gas reserves produced or disposed of since the date of such year-end reserve report and (b) reductions in estimated proved oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to changes in geological conditions or other factors that would, in accordance with standard industry practice, cause such revisions, in each case calculated using forecast pricing in accordance with National Instrument 51-101 (utilizing the current market prices published by the same engineering firm referred to above), *provided* that, in the case of each of the determinations made pursuant to clauses (1)(a), (1) (b), (2) (a) and (2)(b), such increases and decreases shall be as estimated by the Trust's petroleum engineers, unless there is a Material Change as a result of such acquisitions, dispositions or revisions, in which case the discounted future net revenues utilized for this definition shall be confirmed in a written report of a Canadian or United States nationally recognized firm of independent petroleum engineers delivered to the Trustee.

"*Business Day*" means any day other than a Legal Holiday.

"*Capital Stock*" means, with respect to any Person, any and all shares, trust units, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

"*Capitalized Lease*" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

"*Capitalized Lease Obligations*" means the discounted present value of the rental obligations under a Capitalized Lease.

"*Caribou Debt*" means the secured subordinated debt of the Trust in an aggregate principal amount not to exceed $50.0 million at any one time outstanding to Caribou Capital Corp. and/or Bruce Chernoff issued from time to time having substantially the same terms (other than

with respect to interest rate and maturity) as the Third Amended and Restated Equity Bridge Note Agreement dated July 9, 2004 between Caribou Capital Corp. and Harvest Energy Trust (the "Caribou Bridge") and the Second Amended and Restated Equity Bridge Note Agreement dated July 7, 2004 between M. Bruce Chernoff and the Trust (as amended to reflect conforming changes to those included in the Caribou Bridge).

"*Certificated Note*" means a certificated note in registered certificated form in the name of the Holder thereof and issued in accordance with Section 2.06 hereof, in the form of Exhibit A hereto, except that such Note shall not bear the Global Note Legend and shall not have the "Schedule of Exchanges of Interests in the Global Note" attached thereto.

"*Change of Control*" means such time as:

(a) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate Beneficial Owner of more than 50% of the total voting power of the Voting Stock of the Trust on a fully diluted basis;

(b) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by the Trust's stockholders was approved by a vote of more than 50% of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or

(c) the Issuer ceases to be a Subsidiary of the Trust.

"*Clearstream*" means Clearstream Banking, société anonyme.

"*Closing Date*" means the date on which the Notes are originally issued under this Indenture.

"*Commodity Agreement*" means any commodity forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement, including such agreements relating to electricity.

"*Common Stock*" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of distributions or dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to Capital Stock of any other class of such Person.

"*Consolidated EBITDA*" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

(a) Consolidated Interest Expense;

(b) income taxes;

(c) depletion, depreciation, accretion and amortization expense; and

(d) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income (other than items that will result in cash payments in a future period), all as determined on a consolidated basis for the Trust and its Restricted Subsidiaries in conformity with GAAP;

provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Trust or any of its Restricted Subsidiaries.

"*Consolidated Interest Expense*" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by the Trust or any of its Restricted Subsidiaries, net of amortization of bond premium) and all but the principal component of rentals in respect of Capitalized Lease Obligations and the amount charged to shareholders' (or unitholders') equity in respect of interest on Indebtedness, in each case paid, accrued or scheduled to be paid or to be accrued by the Trust and its Restricted Subsidiaries during such period; *excluding, however*, (1) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof) and (2) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

"*Consolidated Leverage Ratio*" means, on any Transaction Date, the ratio of (1) the aggregate amount of all Indebtedness of the Trust and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date to (2) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee determined on a *pro forma basis* as described under "Interest Coverage Ratio."

"*Consolidated Net Worth*" means, at any date of determination, stockholders' (or unitholders') equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Trust and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), plus, to the extent not included, any Preferred Stock of the Trust, less any amounts

attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Trust or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments).

"*Corporate Trust Office of the Trustee*" shall be at the address of the Trustee specified in Section 12.02 hereof or such other address as to which the Trustee may give notice to the Issuer.

"*Credit Agreement*" means the credit agreement in effect on the Closing Date among the Issuer, as borrower, the Trust and its material Subsidiaries, the lenders named therein, National Bank of Canada, as administrative agent, and the other agents named therein including any related notes, debentures, pledges, Guarantees, security documents, instruments and agreements executed from time to time in connection therewith, and in each case as amended, restated, renewed, replaced, refinanced, extended, substituted, assigned by the agent or any lender, restructured, supplemented or otherwise modified from time to time, including, without limitation, any successive amendments, renewals, extensions, substitutions, assignments, restatements, refinancings, restructuring, supplements or other modifications of the foregoing (including increasing the amount of available borrowings thereunder, provided that such increase in borrowings is permitted by Section 4.09, or adding Subsidiaries as additional borrowers or guarantors thereunder) of all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or any agreements, and whether by the same or any other agent, lender or group of lenders.

"*Credit Facilities*" means, one or more credit or debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for, among other things, revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, extended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

"*Currency Agreement*" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

"*Custodian*" means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

"*Default*" means any event that is, or after notice or passage of time or both would be, an Event of Default.

"*Depositary*" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

"*Disqualified Stock*" means any class or series of Capital Stock of any Person that by its terms or otherwise is (a) required to be redeemed prior to the Stated Maturity of the Notes, (b) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (c) convertible into or exchangeable for Capital Stock referred to in clause (a) or (b) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; *provided* that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "Asset Sale" or "Change of Control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "Asset Sale" or "Change of Control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in Section 4.10 and Section 4.14 and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Issuer's repurchase of such Notes as are required to be repurchased pursuant to Section 4.10 and Section 4.14; *provided further* that the trust units of the Trust which are Common Stock shall not be deemed Disqualified Stock by virtue of the repurchase obligations in effect on the Closing Date or amended repurchase obligations that are no more adverse to the Trust than those in effect on the Closing Date.

"*Euroclear*" means Euroclear S.A./N.V., as operator of the Euroclear System.

"*Exchangeable Shares*" means the non-voting exchangeable shares of the Issuer as constituted on the Closing Date or as amended provided that the terms of such shares (other than adjustments in the exchange ratio) are no more adverse to the Trust or the Issuer than those in effect on the Closing Date.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Exchange Notes*" means the Notes issued in the Exchange Offer in accordance with Section 2.06(f) hereof.

"*Exchange Offer*" has the meaning set forth in the Registration Rights Agreement or any similar agreement with respect to any Additional Notes.

"*Exchange Offer Registration Statement*" has the meaning set forth in the Registration Rights Agreement or any similar agreement with respect to any Additional Notes.

"*fair market value*" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors of the Issuer, whose determination shall be conclusive if evidenced by a Board Resolution.

"*GAAP*" means generally accepted accounting principles in Canada. All ratios and computations contained or referred to in this Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of this Indenture shall be made without giving effect to the amortization of any expenses incurred in connection with the offering of the Notes.

"*Global Note Legend*" means the legend set forth in Section 2.06(g)(ii), which is required to be placed on all Global Notes issued under this Indenture.

"*Global Notes*" means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes, issued in accordance with certain sections of this Indenture and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee.

"*Guarantee*" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); *provided* that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

"*Holder*" means a Person in whose name a Note is registered.

"*Incur*" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; *provided* that (a) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary shall be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and (b) neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

"*Indebtedness*" means, with respect to any Person at any date of determination (without duplication):

(a) all indebtedness of such Person for borrowed money;

(b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(c) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (a) or (b) above or (e), (f) or (g) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement);

(d) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(e) all Capitalized Lease Obligations;

(f) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; *provided* that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness;

(g) all Indebtedness of other Persons to the extent such Indebtedness is Guaranteed by such Person; and

(h) to the extent not otherwise included in this definition, obligations under Commodity Agreements, Currency Agreements and Interest Rate Agreements (other than Commodity Agreements, Currency Agreements and Interest Rate Agreements designed solely to protect the Trust or its Restricted Subsidiaries against fluctuations in commodity prices (including electricity prices), foreign currency exchange rates or interest rates and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in commodity prices, foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder).

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, *provided*

(A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP,

(B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" so long as such money is held to secure the payment of such interest and

(C) that Indebtedness shall not include:

(1) any liability for federal, state, local or other taxes,

(2) performance, surety or appeal bonds provided in the ordinary course of business or

(3) agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or

performance bonds securing any obligations of the Trust or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not to exceed the gross proceeds actually received by the Trust or any Restricted Subsidiary in connection with such disposition.

Notwithstanding the foregoing, Indebtedness Guaranteed by the Redearth Partnership permitted by clause (i) of the definition of Permitted Investment shall not constitute Indebtedness.

"*Indenture*" means this Indenture, as amended or supplemented from time to time.

"*Indirect Participant*" means a Person who holds a beneficial interest in a Global Note through a Participant.

"*Interest Payment Date*" means April 15 and October 15 of each year to Stated Maturity, commencing April 15, 2005.

"*Initial Subsidiary Guarantors*" means each Restricted Subsidiary of the Trust on the Closing Date other than the Issuer and the Redearth Partnership.

"*Interest Coverage Ratio*" means, on any Transaction Date, the ratio of (1) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee (the "Four Quarter Period") to (2) the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing calculation:

(a) *pro forma* effect shall be given to any Indebtedness Incurred or repaid during the period (the "Reference Period") commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of the Issuer, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

(b) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a *pro forma* basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(c) *pro forma* effect shall be given to Asset Dispositions and Asset Acquisitions (including giving *pro forma* effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(d) *pro forma* effect shall be given to asset dispositions and asset acquisitions (including giving *pro forma* effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Trust or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; *provided* that to the extent that clause (c) or (d) of this sentence requires that *pro forma* effect be given to an Asset Acquisition or Asset Disposition, such *pro forma* calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

"*Interest Rate Agreement*" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

"*Issue Date*" means October 14, 2004, the date on which U.S.$250.0 million in aggregate principal amount of the Notes were originally issued under this Indenture.

"*Investment*" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers, suppliers or operators in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Trust or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (2) the retention of the Capital Stock (or any other Investment) by the Trust or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (c) of Section 4.17. For purposes of the definition of "Unrestricted Subsidiary" and Section 4.07, (a) the amount of or a reduction in an Investment shall be equal to the fair market value thereof at the time such Investment is made or reduced and (b) in the event the Trust or a Restricted Subsidiary makes an Investment by transferring assets to any Person and as part of such transaction receives Net Cash Proceeds, the amount of such Investment shall be the fair market value of the assets less the amount of Net Cash Proceeds so received, *provided* the Net Cash Proceeds are applied in accordance with clause (A) or (B) of Section 4.10(b)(i).

"*Investment Grade Ratings*" means a rating equal to or higher than BBB-(or its equivalent), in the case of S&P, and Baa3 (or its equivalent), in the case of Moody's.

"*Legal Holiday*" means a Saturday, a Sunday or a day on which commercial banks in The City of New York, The City of Calgary or at a place of payment are authorized or required by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest on such payment shall accrue for the intervening period.

"*Letter of Transmittal*" means the letter of transmittal to be prepared by the Issuer and sent to all Holders of the Notes for use by such Holders in connection with the Exchange Offer.

"*Lien*" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

"*Material Change*" means an increase or decrease (excluding changes that result solely from changes in prices) of more than 30% during the fiscal quarter in the estimated discounted future net cash flow from proved oil and gas reserves of the Trust and its Restricted Subsidiaries, calculated in accordance with the definition of Borrowing Base; *provided, however*, that there will be excluded from the calculation of Material Change any estimated future net cash flow from:

(a) any acquisitions during the fiscal quarter of oil and gas reserves that have been audited by a Canadian or United States nationally recognized firm of independent petroleum engineers and on which a report or reports exist; and

(b) any disposition of properties held at the beginning of such quarter that have been disposed of as provided in Section 4.10.

"*Maturity*" means, with respect to any Indebtedness, the date on which any principal of such Indebtedness becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

"*Moody's*" means Moody's Investors Service, Inc. and its successors.

"*Net Cash Proceeds*" means:

(a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of:

(i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale;

(ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Trust and its Restricted Subsidiaries, taken as a whole;

(iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (x) is secured by a Lien on the property or assets sold or (y) is required to be paid as a result of such sale;

(iv) pro rata payments of proceeds to other holders of Capital Stock of a non-Wholly Owned Restricted Subsidiary; and

(v) appropriate amounts to be provided by the Trust or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP.

(b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees and expenses incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

"*Non-U.S. Person*" means a Person who is not a U.S. Person.

"*Note Guarantee*" means any Guarantee by any Subsidiary Guarantor of the obligations of the Issuer under this Indenture and the Notes.

"*Notes*" means the 7⅞% Senior Notes due 2011 of the Issuer issued on the Issue Date, the Exchange Notes and the Additional Notes. The Notes shall be treated as a single class for all purposes under this Indenture.

"*Oil and Gas Business*" means:

(a) the acquisition, exploration, development, operation and disposition of interests in oil, gas and other hydrocarbon properties;

(b) the gathering, marketing, treating, processing, storage, selling and transporting of any production from such interests or properties;

(c) the exploration for or development, production, treatment, processing, storage, transportation or marketing of oil, gas and other minerals and products produced in association therewith;

(d) evaluating, participating in or pursuing any other activity or opportunity that is primarily related to clauses (a) through (c) above; and

(e) any activity that is ancillary or complementary to or necessary or appropriate for the activities described in clauses (a) through (d) above.

"*Oil and Gas Investments*" means any Investments made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil and gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including, without limitation:

(a) ownership interests in oil and gas properties, processing facilities or gathering systems or ancillary real property interests; and

(b) Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements with third parties.

"*Offer to Purchase*" means an offer to purchase Notes by the Issuer from the Holders pursuant to Sections 4.10 or 4.14 hereof commenced by mailing a notice to the Trustee and each Holder stating:

(a) the Section of this Indenture pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

(b) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date");

(c) that any Note not tendered will continue to accrue interest pursuant to its terms;

(d) that, unless the Issuer defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(e) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of

the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

(f) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

(g) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; *provided* that each Note purchased and each new Note issued shall be in a principal amount of US$1,000 or integral multiples of US$1,000.

"*Officer*" means, (a) with respect to any Person that is a corporation, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person; (b) with respect to any Person that is a partnership, its managing partner or a general partner of such Person; (c) with respect to any Person that is a trust, the trustee of such Person.

"*Officers' Certificate*" means a certificate signed on behalf of the Issuer by two Officers of the Issuer, one of whom must be the principal executive officer or the principal financial officer of the Issuer, that meets the requirements of Section 12.05 hereof.

"*Opinion of Counsel*" means an opinion from legal counsel that meets the requirements of Section 12.05 hereof. The counsel may be an employee of or counsel to the Trust, any Subsidiary of the Trust or the Trustee.

"*Participant*" means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to The Depository Trust Company, shall include Euroclear and Clearstream).

"*Participating Broker-Dealer*" has the meaning set forth in the Registration Rights Agreement.

"*Permitted Investment*" means:

(a) an Investment in the Trust or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated or amalgamated with or into or transfer or convey all or substantially all its assets to, the Trust or a Restricted Subsidiary; *provided* that such person's primary business is the Oil and Gas Business;

(b) Temporary Cash Investments;

(c) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(d) stock, obligations or securities received in satisfaction of judgments;

(e) an Investment in an Unrestricted Subsidiary consisting solely of an Investment in another Unrestricted Subsidiary;

(f) Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to protect the Trust or its Restricted Subsidiaries against fluctuations in commodity prices, interest rates or foreign currency exchange rates;

(g) Oil and Gas Investments having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (g) since the Closing Date, not to exceed $20.0 million;

(h) any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; and

(i) a Guarantee by the Redearth Partnership existing on the Closing Date of Indebtedness of its partners (other than the Trust or an Affiliate of the Trust) and any Indebtedness incurred to refund, replace or refinance such Indebtedness, or any successive refunding, replacement or refinancing; *provided* that recourse under such Guarantee is limited to the interest in the Redearth Partnership of, and an undivided interest in the assets of the Redearth Partnership corresponding to such interest of, a partner that is not the Trust or a Restricted Subsidiary.

"*Permitted Liens*" means:

(a) Liens for taxes, assessments, governmental charges or claims that are not delinquent or that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(b) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(c) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

(d) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(e) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Trust or any of its Restricted Subsidiaries;

(f) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Trust and its Restricted Subsidiaries, taken as a whole;

(g) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Trust or its Restricted Subsidiaries relating to such property or assets;

(h) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;

(i) Liens arising from filing Uniform Commercial Code or Personal Property Security Act financing statements regarding leases;

(j) Liens on property of, or Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of the Trust or any of its Restricted Subsidiaries; *provided* that such Liens do not extend to or cover any property or assets of the Trust or any Restricted Subsidiary other than the property or assets acquired;

(k) Liens in favor of the Trust or any Restricted Subsidiary;

(l) Liens arising from the rendering of a final judgment or order against the Trust or any Restricted Subsidiary that does not give rise to an Event of Default;

(m) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(n) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(o) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, under Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to protect the Trust or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

(p) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Trust or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Trust and its Restricted Subsidiaries prior to the Closing Date;

(q) Liens on Capital Stock of any Unrestricted Subsidiary to secure Indebtedness of such Unrestricted Subsidiary;

(r) Liens on or sales of receivables;

(s) Liens on property existing at the time of acquisition of the property by the Trust or any of its Restricted Subsidiaries, *provided* that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property of the Trust or any Restricted Subsidiary other than the property so acquired by the Trust or such Restricted Subsidiary;

(t) Liens incurred in the ordinary course of business of the Trust or any Restricted Subsidiary of the Trust with respect to obligations that do not in the aggregate exceed $10.0 million at any one time outstanding;

(u) Liens in pipelines or pipeline facilities that arise by operation of law;

(v) Liens under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, transportation or exchange of oil or natural gas, unitization and pooling declarations and agreements, including in each case Liens for penalties arising under such agreements area of mutual interest agreements and other agreements, or arising by operation of law, that are customary in the Oil and Gas Business; *provided* that such Liens are not created or incurred in connection with any Indebtedness;

(w) Liens to secure payment of royalties, revenue interests, net profits interests and preferential rights of purchase incurred in the ordinary course of business to the extent of the security interest in those underlying assets; *provided* that such Liens are not created or incurred in connection with any Indebtedness;

(x) Liens in oil, gas or other mineral property or products derived from such property to secure obligations incurred or Guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property; *provided* that such Liens are not created or incurred in connection with any Indebtedness;

(y) any right of first refusal in favor of any Person granted in the ordinary course of business with respect to the interests of the Trust or any Restricted Subsidiary in any oil, gas or other hydrocarbon properties; *provided* that such Liens are not created or incurred in connection with any Indebtedness; and

(z) Liens securing the Caribou Debt.

"*Person*" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

"*Preferred Stock*" of a Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to distributions, dividends or redemptions upon liquidation.

"*Private Placement Legend*" means the legend set forth in Section 2.06(g)(i) to be placed on all Notes issued hereunder except where otherwise permitted by this Indenture.

"*QIB*" means a "qualified institutional buyer" as defined in Rule 144A.

"*Record Date*" for the interest payable on any Interest Payment Date means April 1 or October 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

"Redearth Partnership" means the general partnership having that name and formed pursuant to the laws of the Province of Alberta between Redearth Energy Inc., Harvest Operations Corp. and FET Resources Ltd.

"*Registration Rights Agreement*" means the Registration Rights Agreement, dated October 14, 2004, among the Issuer, the Trust, the Subsidiary Guarantors, Morgan Stanley & Co. Incorporated, TD Securities (USA) Inc., NBF Securities (USA) Corp. and WestLB AG, London Branch.

"*Regulation S*" means Regulation S promulgated under the Securities Act.

"*Regulation S Global Note*" means a Regulation S Temporary Global Note or a Regulation S Permanent Global Note, as appropriate.

"*Regulation S Permanent Global Note*" means a permanent Global Note in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Regulation S Temporary Global Note upon expiration of the Restricted Period.

"*Regulation S Temporary Global Note*" means a temporary global Note in the form of Exhibit A hereto bearing the Global Note Legend, the Private Placement Legend and the Temporary Regulation S Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S.

"*Replacement Assets*" means, on any date, property or assets (other than current assets) of a nature or type or that are used in the Oil and Gas Business (or an Investment in a company having property or assets of a nature or type, or engaged in the Oil and Gas Business) similar or related to the nature or type of the property and assets of, or the business of, the Trust and its Restricted Subsidiaries existing on such date.

"*Responsible Officer*" when used with respect to the Trustee, means any officer within the Corporate Trust Administration of the Trustee (or any successor group of the Trustee) or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

"*Restricted Certificated Note*" means a Certificated Note bearing the Private Placement Legend.

"*Restricted Global Note*" means individually and collectively a 144A Global Note, a Regulation S Permanent Global Note and a Regulation S Temporary Global Note.

"*Restricted Period*" means the 40 day restricted period as defined in Regulation S.

"*Restricted Subsidiary*" means any Subsidiary of the Trust other than an Unrestricted Subsidiary.

"*Rule 144*" means Rule 144 promulgated under the Securities Act.

"*Rule 144A*" means Rule 144A promulgated under the Securities Act.

"*Rule 903*" means Rule 903 promulgated under the Securities Act.

"*Rule 904*" means Rule 904 promulgated under the Securities Act.

"*S&P*" means Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, and its successors.

"*SEC*" means the Securities and Exchange Commission.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Shelf Registration Statement*" means the Shelf Registration Statement as defined in the Registration Rights Agreement.

"*Significant Subsidiary*" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (1) for the most recent fiscal year of the Trust, accounted for more than 10% of the consolidated revenues of the Trust and its Restricted Subsidiaries or (2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Trust and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Trust for such fiscal year.

"*Stated Maturity*" means, (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on

any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

"*Subsidiary*" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

"*Subsidiary Guarantor*" means any Initial Subsidiary Guarantor and any other Restricted Subsidiary which provides a Note Guarantee until such Subsidiary is released from its Note Guarantee in accordance with the terms of this Indenture; *provided* that the term Subsidiary Guarantor shall include any Restricted Subsidiary that expressly assumes as co-obligor all of the obligations of the Issuer under this Indenture.

"*Temporary Cash Investment*" means any of the following:

(a) direct obligations of the United States of America or Canada or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or Canada or any agency thereof, in each case maturing within one year unless such obligations are deposited by the Trust (x) to defease any Indebtedness or (y) in a collateral or escrow account or similar arrangement to prefund the payment of interest on any indebtedness;

(b) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or Canada, any state or province thereof or any foreign country recognized by the United States of America or Canada, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $100 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

(c) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) above entered into with a bank or trust company meeting the qualifications described in clause (b) above;

(d) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Trust) organized and in existence under the laws of the United States of America or Canada, any state or province thereof or any foreign country recognized by the United States of America or Canada with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P;

(e) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, any province of Canada, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's; and

(f) any mutual fund that has at least 95% of its assets continuously invested in investments of the types described in clauses (a) through (e) above.

"*Temporary Regulation S Legend*" means the legend set forth in Section 2.06(h), which is required to be placed on the Regulation S Temporary Global Note.

"*TIA*" means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the date on which this Indenture is qualified under the TIA.

"*Trade Payables*" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

"*Transaction Date*" means, with respect to the Incurrence of any Indebtedness, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

"*Trust Guarantee*" means the Guarantee by the Trust of the obligations of (1) the Issuer under this Indenture and the Notes and (2) each Subsidiary Guarantor under its Note Guarantee and this Indenture.

"*Trustee*" means the party named as such in the preamble to this Indenture until a successor replaces it in accordance with this Indenture and thereafter means the successor serving hereunder.

"*Unpaid Restricted Payments Basket*" shall initially equal $40.0 million; *provided* that at the end of every fiscal quarter ending after the Closing Date the Trust could make Restricted Payments pursuant to clause (B) of Section 4.07(a), the amount of Restricted Payments that could be made at such time pursuant to clause (B) of Section 4.07(a) (after giving effect to any Indebtedness which would need to be Incurred to make such Restricted Payments) shall be added to the Unpaid Restricted Payments Basket as of the last day of such fiscal quarter.

"*Unrestricted Certificated Note*" means one or more Certificated Notes that do not bear and are not required to bear the Private Placement Legend.

"*Unrestricted Global Note*" means a permanent global Note in the form of Exhibit A attached hereto that bears the Global Note Legend and that has the "Schedule of Exchanges of Interests in the Global Note" attached thereto, and that is deposited with or on behalf of and registered in the name of the Depositary, representing a series of Notes that do not bear the Private Placement Legend.

"*Unrestricted Subsidiary*" means (1) any Subsidiary of the Trust that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in the manner provided below; and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Trust but excluding the Issuer) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of,

the Trust or any Restricted Subsidiary; *provided* that (A) any Guarantee by the Trust or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by the Trust or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under Section 4.07 and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under Section 4.07 and Section 4.09. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; *provided* that (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation, (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of this Indenture and (c) all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such Investments shall only be permitted if such Investments would be permitted by Section 4.07. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

"*U.S. Government Obligations*" means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the Stated Maturity of the Notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; *provided* that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

"*U.S. Person*" means a U.S. person as defined in Rule 902(o) under the Securities Act.

"*Voting Stock*" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

"*Wholly Owned*" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

Section 1.02. Other Definitions.

Term	Defined in Section
"Additional Amounts"	4.19
"Authentication Order"	2.02
"Authorized Agent"	12.11
"DTC"	2.03
"Event of Default"	6.01
"Excess Proceeds"	4.10
"Excluded Holder"	4.19
"Fall-Away Period"	4.20
"Guaranteed Indebtedness"	4.18
"Issuer"	Preamble
"Offer Amount"	3.09
"Offer Period"	3.09
"Pari Passu Indebtedness"	4.10(c)
"Paying Agent"	2.03
"Purchase Date"	3.09
"Registrar"	2.03
"Restricted Payments"	4.07
"Taxes"	4.19
"Trust"	Preamble
"Trust Guarantor"	Preamble

Section 1.03. Incorporation by Reference of Trust Indenture Act. The mandatory provisions of the TIA that are required to be a part of and govern indentures qualified under the TIA are incorporated by reference in and are a part of this Indenture, whether or not this Indenture is so qualified. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

The following TIA terms used in this Indenture have the following meanings:

"*indenture securities*" means the Notes;

"*indenture security Holder*" means a Holder of a Note;

"*indenture to be qualified*" means this Indenture;

"*indenture trustee*" or "institutional trustee" means the Trustee; and

"*obligor*" on the Notes means the Issuer and any successor obligor upon the Notes.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA have the meanings so assigned to them.

Section 1.04. Rules of Construction. Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) "or" is not exclusive;

(c) "including" or "include" means including or include without limitation;

(d) words in the singular include the plural and words in the plural include the singular;

(e) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section, clause or other subdivision;

(f) "$" and "Canadian Dollars" each refer to Canadian dollar, or such other money of Canada;

(g) "US$," "U.S. Dollars" and "United States Dollars" each refer to United States dollars, or such other money of the United States that at the time of payment is legal tender for payment of public and private debts;

(h) provisions apply to successive events and transactions;

(i) references to sections of or rules under the Securities Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time; and

(j) unless the context otherwise requires, any reference to an "Article" or a "Section" refers to an Article or a Section, as the case may be, of this Indenture.

Section 1.05. Interest Act (Canada). For purposes of disclosure only and without any effect with respect to the calculation of interest, or otherwise, under this Indenture, under the Interest Act (Canada), the yearly rate of interest to which interest calculated under a Note for any period in a calendar year (the "Calculation Period") is equivalent is the rate payable under that Note in respect to the Calculation Period, multiplied by a fraction, the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period.

ARTICLE 2

THE NOTES

Section 2.01. Form and Dating. (a) *General.* The Notes and the Trustee's certificate of authentication shall be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note shall be dated the date of its authentication. The Notes shall be issued in registered, global form and shall be in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Trust, the Issuer, the Subsidiary Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with this Indenture, this Indenture shall govern and be controlling.

(b) *Global Notes.* Notes issued in global form shall be substantially in the form of Exhibit A attached hereto (including the Global Note Legend thereon and the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Note Legend thereon and without the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Each Global Note shall represent such of the outstanding Notes as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

(c) *Temporary Global Notes.* If at the time of its issuance, any of the Notes, the Trust Guarantee or a Note Guarantee is subject to the distrubution compliance period set forth in Rule 903(b)(3) of Regulation S, such Notes offered and sold in reliance on Regulation S shall be issued in the form of the Regulation S Temporary Global Note, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Trustee, as custodian for The Depository Trust Company in New York, New York, and registered in the name of the Depositary or the nominee of the Depositary for the accounts of designated agents holding on behalf of Euroclear or Clearstream, duly executed by the Issuer and authenticated by the Trustee as hereinafter provided. The Restricted Period shall be terminated upon the receipt by the Trustee of (i) a written certificate from Euroclear and Clearstream certifying that they have received certification of non-United States beneficial ownership of 100% of the aggregate principal amount of the Regulation S Temporary Global Note (except to the extent of any Beneficial Owners thereof who acquired an interest therein during the Restricted Period pursuant to another exemption from registration under the Securities Act and who shall take delivery of a beneficial ownership interest in a 144A Global Note bearing a Private Placement Legend, all as contemplated by Section 2.06(b)(ii) hereof), and (ii) an Officers' Certificate from the Issuer.

Following the termination of the Restricted Period, beneficial interests in the Regulation S Temporary Global Note shall be exchanged for beneficial interests in Regulation S Permanent Global Notes pursuant to the Applicable Procedures. Simultaneously with the authentication of Regulation S Permanent Global Notes, the Trustee shall cancel the Regulation S Temporary Global Note. The aggregate principal amount of the Regulation S Temporary Global Note and the Regulation S Permanent Global Notes may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

(d) *Euroclear and Clearstream Procedures Applicable*. The provisions of the "Operating Procedures of the Euroclear System" and "Terms and Conditions Governing Use of Euroclear" and the "General Terms and Conditions of Clearstream Banking" and "Customer Handbook" of Clearstream shall be applicable to transfers of beneficial interests in the Regulation S Global Notes that are held by Participants through Euroclear or Clearstream.

Section 2.02. Execution and Authentication. One Officer shall sign the Notes for the Issuer by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture is unlimited.

The Trustee shall, upon a written order of the Issuer signed by one Officer (an "*Authentication Order*"), authenticate Notes for original issue up to the aggregate principal amount authorized pursuant to this Indenture.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuer.

Section 2.03. Registrar and Paying Agent. The Issuer shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("*Registrar*") and an office or agency where Notes may be presented for payment ("*Paying Agent*"). The Registrar shall keep a register of the Notes and of their transfer and exchange. The Issuer may appoint one or more co-registrars and one or more additional paying agents. The term "Registrar" includes any co-registrar and the term "Paying Agent" includes any additional paying agent. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer shall promptly notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Issuer fails to appoint or maintain another entity as

Registrar or Paying Agent, the Trustee shall act as such. The Issuer or any of its Subsidiaries may act as Paying Agent or Registrar.

The Issuer initially appoints The Depository Trust Company ("*DTC*") to act as Depositary with respect to the Global Notes.

The Issuer initially appoints the Trustee to act as the Registrar and Paying Agent and to act as Custodian with respect to the Global Notes.

Section 2.04. Paying Agent to Hold Money in Trust. The Issuer shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium, if any, or interest on the Notes, and shall notify the Trustee of any default by the Issuer in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer or a Subsidiary thereof) shall have no further liability for the money. If the Issuer or a Subsidiary thereof acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Issuer, the Trustee shall serve as Paying Agent for the Notes.

Section 2.05. Holder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and shall otherwise comply with TIA § 312(a). If the Trustee is not the Registrar, the Issuer shall furnish to the Trustee at least seven Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Notes and the Issuer shall otherwise comply with TIA § 312(a).

Section 2.06. Transfer and Exchange. (a) *Transfer and Exchange of Global Notes*. A Global Note may not be transferred as a whole except by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Notes shall be exchanged by the Issuer for Certificated Notes if (i) the Issuer delivers to the Trustee notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Issuer within 120 days after the date of such notice from the Depositary or (ii) the Issuer in its sole discretion determines that the Global Notes (in whole but not in part) should be exchanged for Certificated Notes and delivers a written notice to such effect to the Trustee; *provided* that in no event shall the Regulation S Temporary Global Note be exchanged by the Issuer for Certificated Notes prior to (x) the expiration of the Restricted Period and (y) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act or (iii) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes. Upon the occurrence of any of the preceding events in (i), (ii) or (iii) above, Certificated Notes shall be issued in such names as the Depositary shall instruct the Trustee. Global Notes also may

be exchanged or replaced, in whole or in part, as provided in Sections 2.07, 2.10 and 2.11 hereof. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Section 2.07, 2.10 or 2.11 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a), however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.06(b), (c) or (f) hereof.

(b) *Transfer and Exchange of Beneficial Interests in the Global Notes.* The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depositary, in accordance with this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i) *Transfer of Beneficial Interests in the Same Global Note.* Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend; *provided, however*, that prior to the expiration of the Restricted Period, transfers of beneficial interests in the Regulation S Temporary Global Note may not be made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(i).

(ii) *All Other Transfers and Exchanges of Beneficial Interests in Global Notes.* In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(i) above, the transferor of such beneficial interest shall deliver to the Registrar either (A) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in the Global Note in an amount equal to the beneficial interest to be transferred or exchanged and instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Certificated Note in an amount equal to the beneficial interest to be transferred or exchanged and instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Certificated Note shall be registered to effect the transfer or exchange referred to in (A) above; *provided* that in no event shall Certificated Notes be issued upon the transfer or exchange of beneficial interests in the Regulation S Temporary Global Note prior to (x) the expiration of the Restricted Period and (y) the receipt by the Registrar of any certificates required pursuant to Rule 903 under the Securities Act. Upon consummation of an Exchange Offer by the Issuer in accordance

with Section 2.06(f) hereof, the requirements of this Section 2.06(b)(ii) shall be deemed to have been satisfied upon receipt by the Registrar of the instructions contained in the Letter of Transmittal delivered by the Holder of such beneficial interests in the Restricted Global Notes. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06(h) hereof.

(iii) *Transfer of Beneficial Interests to Another Restricted Global Note.* A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(ii) above and the Registrar receives the following:

(A) if the transferee shall take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof; and

(B) if the transferee shall take delivery in the form of a beneficial interest in the Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof.

(iv) *Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in the Unrestricted Global Note.* A beneficial interest in any Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.06(b)(ii) above and:

(A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the holder of the beneficial interest to be transferred, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Participating Broker-Dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Issuer;

(B) such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(C) such transfer is effected by a Participating Broker-Dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(D) the Registrar receives the following:

(1) if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest

in an Unrestricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or

(2) if the Holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (D), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected pursuant to subparagraph (B) or (D) above at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to subparagraph (B) or (D) above.

Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

(c) *Transfer or Exchange of Beneficial Interests for Certificated Notes.*

(i) *Beneficial Interests in Restricted Global Notes to Restricted Certificated Notes.* If any Holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Certificated Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Certificated Note, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Certificated Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

(B) if such beneficial interest is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D) if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E) if such beneficial interest is being transferred to the Issuer or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(F) if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof,

the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(h) hereof, and the Issuer shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Certificated Note in the appropriate principal amount. Any Certificated Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Certificated Notes to the Persons in whose names such Notes are so registered. Any Certificated Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(ii) *Beneficial Interests in Regulation S Temporary Global Note to Definitive Notes*. Notwithstanding Sections 2.06(c)(i)(A) and (C), a beneficial interest in the Regulation S Temporary Global Note may not be exchanged for a Certificated Note or transferred to a Person who takes delivery thereof in the form of a Certificated Note prior to (x) the expiration of the Restricted Period and (y) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act, except in the case of a transfer pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.

(iii) *Beneficial Interests in Restricted Global Notes to Unrestricted Certificated Notes*. A Holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Certificated Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Certificated Note only if:

(A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the Holder of such beneficial interest, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Participating Broker-Dealer, (2) a Person participating in the distribution of the

Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Issuer;

(B) such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(C) such transfer is effected by a Participating Broker-Dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(D) the Registrar receives the following:

(1) if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Certificated Note that does not bear the Private Placement Legend, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or

(2) if the Holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a Certificated Note that does not bear the Private Placement Legend, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (D), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iv) *Beneficial Interests in Unrestricted Global Notes to Unrestricted Certificated Notes*. If any Holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Certificated Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Certificated Note, then, upon satisfaction of the conditions set forth in Section 2.06(b)(ii) hereof, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(h) hereof, and the Issuer shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Certificated Note in the appropriate principal amount. Any Certificated Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iv) shall be registered in such name or names and in such authorized denomination or denominations as the Holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Certificated Notes to the Persons in whose names such Notes are so registered. Any Certificated Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iv) shall not bear the Private Placement Legend.

(d) *Transfer and Exchange of Certificated Notes for Beneficial Interests.*

(i) *Restricted Certificated Notes to Beneficial Interests in Restricted Global Notes.* If any Holder of a Restricted Certificated Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Certificated Note to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such Restricted Certificated Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

(B) if such Restricted Certificated Note is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such Restricted Certificated Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D) if such Restricted Certificated Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E) if such Restricted Certificated Note is being transferred to the Issuer or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(F) if such Restricted Certificated Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof,

the Trustee shall cancel the Restricted Certificated Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Note, in the case of clause (B) above, the 144A Global Note, and in the case of clause (C) above, the Regulation S Global Note.

(ii) *Restricted Certificated Notes to Beneficial Interests in Unrestricted Global Notes.* A Holder of a Restricted Certificated Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Certificated Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if:

(A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the Holder, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Participating Broker-Dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Issuer;

(B) such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(C) such transfer is effected by a Participating Broker-Dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(D) the Registrar receives the following:

(1) if the Holder of such Certificated Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or

(2) if the Holder of such Certificated Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (D), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.06(d)(ii), the Trustee shall cancel the Certificated Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.

(iii) *Unrestricted Certificated Notes to Beneficial Interests in Unrestricted Global Notes*. A Holder of an Unrestricted Certificated Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Certificated Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Certificated Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

If any such exchange or transfer from a Certificated Note to a beneficial interest is effected pursuant to subparagraph (ii)(B), (ii)(D) or (iii) above at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Certificated Notes so transferred.

(e) *Transfer and Exchange of Certificated Notes for Certificated Notes.* Upon request by a Holder of Certificated Notes and such Holder's compliance with this Section 2.06(e), the Registrar shall register the transfer or exchange of Certificated Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Certificated Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by his attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following clauses of this Section 2.06(e).

(i) *Restricted Certificated Notes to Restricted Certificated Notes.* Any Restricted Certificated Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Certificated Note if the Registrar receives the following:

(A) if the transfer shall be made pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B) if the transfer shall be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C) if the transfer shall be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.

(ii) *Restricted Certificated Notes to Unrestricted Certificated Notes.* Any Restricted Certificated Note may be exchanged by the Holder thereof for an Unrestricted Certificated Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Certificated Note if:

(A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the Holder, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Participating Broker-Dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Issuer;

(B) any such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(C) any such transfer is effected by a Participating Broker-Dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(D) the Registrar receives the following:

(1) if the Holder of such Restricted Certificated Notes proposes to exchange such Notes for an Unrestricted Certificated Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or

(2) if the Holder of such Restricted Certificated Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Certificated Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (D), if the Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iii) *Unrestricted Certificated Notes to Unrestricted Certificated Notes*. A Holder of Unrestricted Certificated Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Certificated Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Certificated Notes pursuant to the instructions from the Holder thereof.

(f) *Exchange Offer*. Upon the occurrence of the Exchange Offer in accordance with the Registration Rights Agreement, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02, the Trustee shall authenticate (i) one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of the beneficial interests in the Restricted Global Notes tendered for acceptance by Persons that certify in the applicable Letters of Transmittal that (x) they are not Participating Broker-Dealers, (y) they are not participating in a distribution of the Exchange Notes and (z) they are not affiliates (as defined in Rule 144) of the Issuer, and accepted for exchange in the Exchange Offer and (ii) Certificated Notes in an aggregate principal amount equal to the principal amount of the Restricted Certificated Notes accepted for exchange in the Exchange Offer. Concurrently with the issuance of such Notes, the Trustee shall cause the aggregate principal amount of the applicable Restricted Global Notes to be reduced accordingly, and the Issuer shall execute and the Trustee shall authenticate and deliver to the Persons designated by the Holders of Certificated Notes so accepted Certificated Notes in the appropriate principal amount. Any Notes that remain outstanding after the consummation of the Exchange Offer, and Exchange Notes issued in

connection with the Exchange Offer, shall be treated as a single class of securities under this Indenture.

(g) *Legends*. The following legends shall appear on the face of Global Notes and Certificated Notes issued under this Indenture as specified in this Indenture.

(i) *Private Placement Legend*. (A) Except as permitted by subparagraph (B) below, each Global Note and each Certificated Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:

"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT, OR (C) IT IS AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT) (AN "INSTITUTIONAL ACCREDITED INVESTOR"), (2) AGREES THAT IT WILL NOT, WITHIN THE TIME PERIOD REFERRED TO IN RULE 144(k) UNDER THE SECURITIES ACT AFTER THE ORIGINAL ISSUANCE OF THESE NOTES, RESELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO HARVEST OPERATIONS CORP. OR ANY SUBSIDIARY THEREOF, (B) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) INSIDE THE UNITED STATES TO AN INSTITUTIONAL ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES TO THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS NOTE (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE TRUSTEE) AND IF SUCH TRANSFER IS IN RESPECT OF AN AGGREGATE PRINCIPAL AMOUNT OF NOTES OF LESS THAN $100,000, AN OPINION OF COUNSEL ACCEPTABLE TO HARVEST ENERGY TRUST THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE SECURITIES ACT OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS NOTE WITHIN THE TIME PERIOD

REFERRED TO IN RULE 144(k) UNDER THE SECURITIES ACT AFTER THE ORIGINAL ISSUANCE OF THESE NOTES, THE HOLDER MUST CHECK THE APPROPRIATE BOX SET FORTH ON THE REVERSE HEREOF RELATING TO THE MANNER OF SUCH TRANSFER AND SUBMIT THIS CERTIFICATE TO THE TRUSTEE. IF THE PROPOSED TRANSFEREE IS AN INSTITUTIONAL ACCREDITED INVESTOR, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE TRUSTEE AND HARVEST ENERGY TRUST SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT. THE INDENTURE CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS NOTE IN VIOLATION OF THE FOREGOING RESTRICTIONS."

(B) Notwithstanding the foregoing, any Global Note or Certificated Note issued pursuant to subparagraph (b)(iv), (c)(iii), (c)(iv), (d)(ii), (d)(iii), (e)(ii), (e)(iii) or (f) to this Section 2.06 (and all Notes issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.

(ii) *Global Note Legend.* Each Global Note shall bear a legend in substantially the following form:

"THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.12 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER."

(h) *Regulation S Temporary Global Note Legend.* Each Regulation S Temporary Global Note shall bear a legend in substantially the following form:

"THE NOTE IS A TEMPORARY REGULATION S GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE REFERRED TO HEREINAFTER. EXCEPT IN THE CIRCUMSTANCES DESCRIBED IN SECTION 2.06 OF

THE INDENTURE, NO TRANSFER OR EXCHANGE OF AN INTEREST IN THIS TEMPORARY GLOBAL NOTE MAY BE MADE FOR AN INTEREST IN THE RESTRICTED GLOBAL NOTE. NO EXCHANGE OF AN INTEREST IN THIS TEMPORARY REGULATION S GLOBAL NOTE MAY BE MADE FOR AN INTEREST IN THE PERMANENT REGULATION S GLOBAL NOTE EXCEPT (A) ON OR AFTER THE TERMINATION OF THE DISTRIBUTION COMPLIANCE PERIOD (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT")) AND (B) UPON DELIVERY OF THE OWNER SECURITIES CERTIFICATION AND THE TRANSFEREE SECURITIES CERTIFICATION RELATING TO SUCH INTEREST IN ACCORDANCE WITH THE TERMS OF THE INDENTURE.

UNTIL 40 DAYS AFTER THE COMMENCEMENT OF THE OFFERING OF THE NOTES, AN OFFER OR SALE OF THE NOTES WITHIN THE UNITED STATES BY A DEALER (AS DEFINED IN THE SECURITIES ACT OF 1933, AS AMENDED) MAY VIOLATE THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED IF SUCH OFFER OR SALE IS MADE OTHERWISE THAN IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

(i) *Cancellation and/or Adjustment of Global Notes*. At such time as all beneficial interests in a particular Global Note have been exchanged for Certificated Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.12 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note or for Certificated Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(j) *General Provisions Relating to Transfers and Exchanges*. (i) To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Global Notes and Certificated Notes upon the Issuer's order or at the Registrar's request.

(ii) No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Certificated Note for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.11, 3.06, 3.09, 4.10, 4.14 and 9.05 hereof).

(iii) The Registrar shall not be required to register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(iv) All Global Notes and Certificated Notes issued upon any registration of transfer or exchange of Global Notes or Certificated Notes shall be the valid and legally binding obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Certificated Notes surrendered upon such registration of transfer or exchange.

(v) The Issuer shall not be required (A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.02 hereof and ending at the close of business on the day of selection, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or (C) to register the transfer of or to exchange a Note between a record date and the next succeeding Interest Payment Date.

(vi) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Issuer may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Issuer shall be affected by notice to the contrary.

(vii) The Trustee shall authenticate Global Notes and Certificated Notes in accordance with Section 2.02 hereof.

(viii) All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile.

Section 2.07. Replacement Notes. If any mutilated Note is surrendered to the Trustee or the Issuer and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Issuer shall issue and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the Trustee's requirements are met. If required by the Trustee or the Issuer, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Issuer to protect the Issuer, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Issuer may charge for its expenses in replacing a Note.

Every replacement Note issued pursuant to this Section 2.07 is an additional obligation of the Issuer and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08. Outstanding Notes. The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with this Indenture, and those described in this Section as not outstanding. Except as

set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note; however, Notes held by the Issuer or a Subsidiary of the Issuer shall not be deemed to be outstanding for purposes of Section 3.07(b) hereof.

If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser or protected purchaser.

If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Issuer, a Subsidiary or an Affiliate of any of the foregoing) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date in full, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

Section 2.09. Treasury Notes. In determining whether the Holders of the required principal amount of the Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer, any direct or indirect Subsidiary of the Issuer or any Affiliate of the Issuer shall be considered as though not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that the Trustee knows are so owned shall be so disregarded. Notes so owned which have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee's right to deliver any such direction, waiver or consent with respect to the Notes and that the pledgee is not the Issuer or any obligor upon the Notes or any Affiliate of the Issuer or of such other obligor.

Section 2.10. Certificated Notes. (a) A Global Note deposited with the Depositary or other custodian for the Depositary pursuant to Section 2.01 shall be transferred to the beneficial owners thereof in the form of certificated Notes only if such transfer complies with Section 2.06 and (i) the Depositary notifies the Issuer that it is unwilling or unable to continue as the Depositary for such Global Note, or if at any time the Depositary ceases to be a "clearing agency" registered under the Exchange Act and a successor depositary is not appointed by the Issuer within 90 days of the earlier of such notice or the Issuer becoming aware of such cessation, or (ii) the Issuer, at its option, executes and delivers to the Trustee a notice that such Global Note be so transferable, registrable and exchangeable, or (iii) a Default or an Event of Default has occurred and is continuing with respect to the Notes and the Registrar has received a request for such transfer from either the Depositary or a Person with a beneficial interest in such Notes or (iv) the issuance of such certificated Notes is necessary in order for a Holder or beneficial owner to present its Note or Notes to a Paying Agent in order to avoid any tax that is imposed on or with respect to a payment made to such Holder or beneficial owner and the Holder or beneficial owner (through the Depositary) so certifies to the Issuer and the Trustee. Notice of any such transfer shall be given by the Issuer in accordance with the provisions of Section 12.02.

(b) Any Global Note that is transferable to the beneficial owners thereof in the form of certificated Notes pursuant to this Section 2.10 shall be surrendered by the Depositary to

the Transfer Agent, to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount of Notes of authorized denominations in the form of certificated Notes.

(c) In connection with the exchange of an entire Global Note for certificated Notes pursuant to this Section 2.10, such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and the Issuer shall execute, and the Trustee shall authenticate and deliver, to each beneficial owner identified by the Depositary in exchange for its beneficial interest in such Global Note, an equal aggregate principal amount of certificated Notes. In the event that such certificated Notes are not issued to each beneficial owner promptly after the Registrar has received a request from the Depositary or (through the Depositary) a beneficial owner to issue such certificated Notes, the Issuer expressly acknowledges, with respect to the right of any Holder to pursue a remedy pursuant to Article Six hereof, the right of any beneficial owner of Notes to pursue such remedy with respect to the portion of the Global Note that represents such beneficial owner's Notes as if such certificated Notes had been issued.

(d) Any portion of a Global Note transferred or exchanged pursuant to this Section 2.10 shall be executed, authenticated and delivered only in registered form in denominations of $1,000 and any integral multiple thereof and registered in such names as the Depositary shall direct. Subject to the foregoing, a Global Note is not exchangeable except for a Global Note of like denomination to be registered in the name of the Depositary or its nominee. In the event that a Global Note becomes exchangeable for certificated Notes, payment of principal, premium, if any, and interest on the certificated Notes will be payable, and the transfer of the certificated Notes will be registrable, at the office or agency of the Issuer maintained for such purposes in accordance with Section 2.03.

(e) In the event of the occurrence of any of the events specified in Section 2.10(a), the Issuer will promptly make available to the Trustee a reasonable supply of certificated Notes in definitive, fully registered form without interest coupons.

Section 2.11. Temporary Notes. Until certificates representing Notes are ready for delivery, the Issuer may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of certificated Notes but may have variations that the Issuer considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Issuer shall prepare and the Trustee shall authenticate definitive Notes in exchange for temporary Notes.

Holders of temporary Notes shall be entitled to all of the benefits of this Indenture.

Section 2.12. Cancellation. The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of such canceled Notes in its customary manner

(subject to record retention requirements of the Exchange Act). Subject to Section 2.07, the Issuer may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.13. Defaulted Interest. If the Issuer defaults in a payment of interest on the Notes, it shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01 hereof. The Issuer shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Issuer shall fix or cause to be fixed each such special record date and payment date, *provided* that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Issuer (or, upon the written request of the Issuer, the Trustee in the name and at the expense of the Issuer) shall mail or cause to be mailed to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.14. CUSIP and ISIN Numbers. The Issuer in issuing the Notes may use "CUSIP" and "ISIN" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" and "ISIN" numbers in notices of redemption as a convenience to Holders; *provided* that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Issuer shall promptly notify the Trustee of any change in the "CUSIP" or "ISIN" numbers.

Section 2.15. Deposit of Moneys. By or before 12:00 p.m. (noon) Eastern Time on each due date of the principal, premium, if any, and interest on any Notes, the Issuer shall deposit with the Paying Agent money in immediately available funds sufficient to pay such principal, premium, if any, and interest so becoming due on the due date for payment under the Notes and (unless the Paying Agent is the Trustee) the Issuer will promptly notify the Trustee of its action or failure so to act.

Section 2.16. Computation of Interest. Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months.

ARTICLE 3

REDEMPTION AND PREPAYMENT

Section 3.01. Notices to Trustee. If the Issuer elects to redeem Notes pursuant to Section 3.07 hereof, it shall furnish to the Trustee, at least 30 days but not more than 60 days before a redemption date (unless a shorter notice period shall be satisfactory to the Trustee in its reasonable discretion), an Officers' Certificate setting forth (a) the clause of this Indenture pursuant to which the redemption shall occur, (b) the redemption date, (c) the principal amount of Notes to be redeemed and (d) the redemption price.

Section 3.02. Selection of Notes to Be Redeemed. If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption shall be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis.

The Trustee shall promptly notify the Issuer in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount thereof to be redeemed. Notes and portions of Notes selected shall be in amounts of $1,000 or whole multiples of $1,000; except that if all of the Notes of a Holder are to be redeemed, the entire outstanding amount of Notes held by such Holder, even if not a multiple of $1,000, shall be redeemed. Except as provided in the preceding sentence, the provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

Section 3.03. Notice of Redemption. Subject to Section 3.09 hereof, at least 30 days but not more than 60 days before a redemption date, the Issuer shall mail or cause to be mailed, by first class mail, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address.

The notice shall identify the Notes to be redeemed and shall state:

(a) the redemption date;

(b) the redemption price;

(c) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion of the original Note shall be issued in the name of the Holder thereof upon cancellation of the original Note;

(d) the name and address of the Paying Agent;

(e) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price and become due on the date fixed for redemption;

(f) that, unless the Issuer defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(g) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(h) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes.

At the Issuer's request, the Trustee shall give the notice of redemption in the Issuer's name and at its expense; *provided*, *however*, that the Issuer shall have delivered to the Trustee, at least 45 days prior to the redemption date, an Officers' Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided

in the preceding paragraph. The notice, if mailed in the manner provided herein shall be presumed to have been given, whether or not the Holder receives such notice.

Section 3.04. Effect of Notice of Redemption. Once notice of redemption is mailed in accordance with Section 3.03 hereof, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price. A notice of redemption may not be conditional.

Section 3.05. Deposit of Redemption Price. Not later than one Business Day prior to the redemption date, the Issuer shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption price of and accrued and unpaid interest on all Notes to be redeemed on that date. The Trustee or the Paying Agent shall promptly return to the Issuer any money deposited with the Trustee or the Paying Agent by the Issuer in excess of the amounts necessary to pay the redemption price of, and accrued and unpaid interest on, all Notes to be redeemed.

If the Issuer complies with the preceding paragraph of this Section 3.05, on and after the redemption date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption. If a Note is redeemed on or after a record date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption shall not be so paid upon surrender for redemption because of the failure of the Issuer to comply with the preceding paragraph, interest shall accrue on the unpaid principal, from the redemption date until such principal is paid, and to the extent permitted by applicable law on any interest accrued through the date of redemption but not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.06. Notes Redeemed in Part. Upon surrender of a Note that is redeemed in part, the Issuer shall issue and, upon the Issuer's written request, the Trustee shall authenticate for the Holder at the expense of the Issuer a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

Section 3.07. Optional Redemption. (a) Except as set forth in clauses (b), (c) and (d) of this Section 3.07, the Notes shall not be redeemable at the Issuer's option prior to October 15, 2008. Thereafter, the Issuer may redeem all or a part of the Notes, from time to time, upon not less than 30 nor more than 60 days' notice, at the redemption prices for the Notes (expressed as a percentage of principal amount) as set forth below, plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on October 15 of the years indicated below:

Year	**Percentage**
2008	103.938%
2009	101.969%
2010 and thereafter	100.000%

(b) At any time prior to October 15, 2007, the Issuer may redeem up to 35% of the principal amount of Notes with the Net Cash Proceeds of one or more sales of Capital

Stock (other than Disqualified Stock) of the Trust at a redemption price (expressed as a percentage of principal amount) of 107.875%, plus accrued and unpaid interest to the redemption date; *provided* that at least 65% of the aggregate principal amount of Notes originally issued on the Closing Date remains outstanding after each such redemption; and notice of any such redemption is mailed within 90 days of each such sale of Capital Stock.

(c) In addition, before October 15, 2008, the Issuer may also redeem the notes at a redemption price equal to the redemption price (expressed as a percentage of principal amount) of 103.938% plus accrued and unpaid interest to the redemption date, if, in the Opinion of Counsel to the Trust, such redemption is necessary to prevent the Trust from being disqualified as a unit trust or a mutual fund trust for the purposes of the Income Tax Act (Canada). If such redemption would result in less than 65% of the aggregate principal amount of Notes originally issued on the Closing Date being outstanding, the Issuer shall be required to redeem all of the outstanding Notes on the same terms.

(d) The Issuer may redeem the Notes at any time at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest on the Notes to the redemption date, if the Issuer has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after October 7, 2004.

(e) Any redemption pursuant to this Section 3.07 shall be made pursuant to Section 3.01 through 3.06 hereof.

Section 3.08. Mandatory Redemption. The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Section 3.09. Offer to Purchase. (a) An Offer to Purchase shall remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "*Offer Period*"). No later than five Business Days after the termination of the Offer Period (the "*Purchase Date*"), the Issuer shall purchase the principal amount of Notes required to be purchased pursuant to Section 4.10 or 4.14 hereof (the "*Offer Amount*") or, if less than the Offer Amount has been tendered, all Notes tendered in response to the Offer to Purchase. Payment for any Notes so purchased shall be made in the same manner as interest payments are made.

(b) If the Purchase Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Offer to Purchase.

(c) Upon the commencement of an Offer to Purchase, the Issuer shall send, by first class or express mail, a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders

to tender Notes pursuant to the Offer to Purchase. The Offer to Purchase shall be made to all Holders. The notice, which shall govern the terms of the Offer to Purchase, shall include all of the information set forth in the definition of "Offer to Purchase" in this Indenture.

(d) On the Payment Date, the Issuer shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Issuer. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; *provided* that each Note purchased and each new Note issued shall be in a principal amount of US$1,000 or integral multiples of US$1,000. The Issuer will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase.

(e) The Issuer will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Issuer is required to repurchase Notes pursuant to an Offer to Purchase.

(f) Other than as specifically provided in this Section 3.09, any purchase pursuant to this Section 3.09 shall be made pursuant to Sections 3.01 through 3.06 hereof.

ARTICLE 4

COVENANTS

Section 4.01. Payment of Notes. The Issuer shall pay or cause to be paid the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes and in this Indenture. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if a Person other than the Issuer, a Subsidiary or affiliate thereof, holds as of 12:00 p.m. (noon) Eastern Time on the due date money deposited by the Issuer in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and accrued and unpaid interest then due.

The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the rate equal to 1% per annum in excess of the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02. Maintenance of Office or Agency. The Issuer shall maintain in the Borough of Manhattan, the City of New York, an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or

upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided, however*, that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency in the Borough of Manhattan, the City of New York for such purposes. The Issuer shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuer hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Issuer in accordance with Section 2.03.

Section 4.03. Reports. (a) Whether or not required by the SEC, so long as any Notes are outstanding, the Trust shall furnish, or cause the Trustee to furnish, to the Holders of Notes, within the time periods specified in the SEC's rules and regulations:

(i) all annual financial information that would be required to be contained in a filing with the SEC on Forms 20-F and 40-F, as applicable (or any successor forms), containing the information required therein (or required in such successor form) including a report on the annual financial statements by the Trust's certified independent accountants; and

(ii) for the first three quarters of each year, all quarterly financial information that would be required to be contained in quarterly reports under the laws of Canada or any province thereof or provided to securityholders of a company with securities listed on the Toronto Stock Exchange, whether or not the Trust has any of its securities so listed;

and in the case of both clause (i) and (ii) above, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and

(iii) all information that would otherwise be required to be filed with the SEC on Form 6-K if the Trust were required to file such reports and the Trust were a reporting issuer under the securities laws of Alberta or Ontario.

(b) If, at any time after the Registration, the Trust is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Trust will nevertheless continue filing the reports specified in Section 4.03(a) above with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Trust agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the forgoing, the SEC will not accept the Trust's filings for any reason, the Trust will post the reports and other information referred to in Section 4.03(a) on its website within the time periods that would apply if the Trust were required to file those reports with the SEC. In addition, at all

times prior to the Registration, upon the request of any Holder or any prospective purchaser of the Notes designated by a Holder, the Trust shall supply to such Holder or such prospective purchaser the information required under Rule 144A under the Securities Act.

Section 4.04. Compliance Certificate. (a) The Issuer shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate stating that, a review has been conducted of the activities of the Trust and its Restricted Subsidiaries and, to the best of his or her knowledge, the Trust and its Restricted Subsidiaries have kept, observed, performed and fulfilled their obligations under this Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Issuer is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and is continuing by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Issuer is taking or proposes to take with respect thereto.

(b) So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to Section 4.03(a) above shall be accompanied by a written statement of the Issuer's independent public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Issuer has violated Article 4 or Article 5 hereof or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

(c) The Issuer shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith, but in no event later than five Business Days, upon any Officer becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Issuer is taking or proposes to take with respect thereto.

Section 4.05. Taxes. The Trust shall pay, and shall cause each of its Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

Section 4.06. Stay, Extension and Usury Laws. Each of the Trust, the Issuer and the Subsidiary Guarantors covenants (to the extent that it is permitted by applicable law) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the obligations of the Trust, the Issuer and each of the Subsidiary Guarantors under this Indenture and the performance of this Indenture by the Trust, the Issuer and each of the Subsidiary Guarantors; and each of the Trust, the Issuer and the Subsidiary Guarantors (to the extent that it is permitted by applicable law) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law,

hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07. Limitation on Restricted Payments. (a) The Trust shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly:

(i) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries (other than the Issuer or Subsidiary Guarantors) held by minority equityholders) held by Persons other than the Trust or any of its Restricted Subsidiaries;

(ii) purchase, call for redemption or redeem, retire or otherwise acquire for value any Capital Stock of the Trust, the Issuer or any Subsidiary Guarantor (including options, warrants or other rights to acquire such Capital Stock) held by any Person (other than the Trust, the Issuer or a Subsidiary Guarantor);

(iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other voluntary or optional acquisition or retirement for value, of any Indebtedness of (A) the Issuer that is subordinated in right of payment to the Notes, (B) the Trust that is subordinated in right of payment to the Trust Guarantee, or (C) a Subsidiary Guarantor that is subordinated in right of payment to a Note Guarantee; or

(iv) make any Investment, other than a Permitted Investment, in any Person

such payments or any other actions described in clauses (i) through (iv) above being collectively "Restricted Payments",

unless, at the time of, and after giving effect to, the proposed Restricted Payment:

(A) no Default or Event of Default shall have occurred and be continuing; and

(B) the Trust could Incur at least $1.00 of Indebtedness under Section 4.09(a), the Consolidated Leverage Ratio is less than 3.0:1 and the Restricted Payment, together with the aggregate of all other Restricted Payments made during the fiscal quarter during which the Restricted Payment is made, shall not exceed 80% of Available Cash for the immediately preceding fiscal quarter.

(b) The foregoing Section 4.07(a) shall not be violated by reason of:

(i) the payment of any dividend, distribution on or redemption of any Capital Stock within 60 days after the related date of declaration of a dividend or distribution or call for redemption if, at said date of declaration of a dividend or distribution or call for redemption, such payment or redemption would comply with Section 4.07(a);

(ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes, the Trust

Guarantee or any Note Guarantee including premium, if any, and accrued interest, with the proceeds of, or in exchange for, Indebtedness Incurred under Section 4.09(b)(iii);

(iii) the repurchase, redemption or other acquisition of Capital Stock of the Trust, the Issuer or a Subsidiary Guarantor (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, Capital Stock (other than Disqualified Stock) of the Trust (or options, warrants or other rights to acquire such Capital Stock); *provided* that such options, warrants or other rights are not redeemable at the option of the holder, or required to be redeemed, prior to the Stated Maturity of the Notes;

(iv) the making of any principal payment at its Stated Maturity or the repurchase, redemption, retirement, defeasance or other acquisition for value prior to its Stated Maturity of Indebtedness which is subordinated in right of payment to the Notes, the Trust Guarantee or any Note Guarantee in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, Capital Stock (other than Disqualified Stock) of the Trust (or options, warrants or other rights to acquire such Capital Stock); *provided* that such options, warrants or other rights are not redeemable at the option of the holder, or required to be redeemed, prior to the Stated Maturity of the Notes;

(v) payments or distributions to dissenting unitholders pursuant to applicable law, pursuant to or in connection with a consolidation, amalgamation, merger or transfer of assets of the Trust that complies with the provisions of this Indenture applicable to mergers, consolidations, amalgamations and transfers of all or substantially all of the property and assets of the Trust;

(vi) Investments acquired as a capital contribution to, or in exchange for, Capital Stock (other than Disqualified Stock) of the Trust;

(vii) the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof;

(viii) the redemption of the Trust's trust units at the option of the holders thereof; *provided* that (A) in any calendar month, the Trust shall not redeem units for more than $100,000 in cash and (B) such other redemptions shall be in exchange for Indebtedness of the Trust or the Issuer that shall be subordinate in right of payment to the Trust Guarantee or the Notes, as applicable, and shall mature after the Stated Maturity of the Notes;

(ix) the making of any Restricted Payment which, together with the aggregate amount of Restricted Payments made after the Closing Date pursuant to this clause (ix) or the next paragraph, shall not exceed an amount equal to the Unpaid Restricted Payments Basket plus the aggregate Net Cash Proceeds received by the Trust after the Closing Date as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Trust, including an issuance or sale permitted by this Indenture of Indebtedness of the Trust for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than

Disqualified Stock) of the Trust, or from the issuance to a Person who is not a Subsidiary of the Trust of any options, warrants or other rights to acquire Capital Stock of the Trust (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes); and

(x) the repurchase, redemption or other defeasance of Disqualified Stock pursuant to its terms, utilizing the cash proceeds from the sale of such Disqualified Stock that have been held on a segregated basis for the benefit of the purchasers of such Disqualified Stock from the date of the sale pending such repurchase, redemption or other defeasance;

provided that, except in the case of clauses (i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

(c) Each Restricted Payment permitted pursuant to Section 4.07(b) (other than the Restricted Payment referred to in Section 4.07(b)(ii) and Section 4.07(b)(x), an exchange of Capital Stock for Capital Stock or Indebtedness referred to in Section 4.07(b)(iii) or (iv) and an Investment acquired as a capital contribution or in exchange for Capital Stock referred to in Section 4.07(b)(vi)), and the Net Cash Proceeds from any issuance of Capital Stock referred to in Section 4.07(b)(iii), (iv) or (vi), shall be included in calculating whether the conditions of clause (B) of Section 4.07(a) above and of Section 4.07(b)(ix) have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Trust are used for the redemption, repurchase or other acquisition of Indebtedness that is *pari passu* with the Notes, the Trust Guarantee or any Subsidiary Guarantee, then the Net Cash Proceeds of such issuance shall be included in of Section 4.07(b)(ix) only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

(d) For purposes of determining compliance with this Section 4.07, the amount, if other than in cash, of any Restricted Payment shall be determined in good faith by the Board of Directors of the Issuer, whose determination shall be conclusive and evidenced by a Board Resolution.

Section 4.08. Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. (a) The Trust shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

(i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Trust or any other Restricted Subsidiary;

(ii) pay any Indebtedness owed to the Trust or any other Restricted Subsidiary;

(iii) make loans or advances to the Trust or any other Restricted Subsidiary; or

(iv) transfer any of its property or assets to the Trust or any other Restricted Subsidiary.

(b) The foregoing provisions in Section 4.08(a) shall not apply to encumbrances or restrictions:

(i) existing on the Closing Date in the Credit Agreement, this Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; *provided* that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced as determined in good faith by the Board of Directors of the Issuer;

(ii) under or by reason of applicable law;

(iii) with respect to any Person or the property or assets of such Person acquired by the Trust or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired and any extensions, refinancings, renewals or replacements of thereof; *provided* that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced as determined in good faith by the Board of Directors of the Issuer;

(iv) in the case of Section 4.08(a)(iv):

(A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Trust or any Restricted Subsidiary not otherwise prohibited by this Indenture, or

(C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Trust or any Restricted Subsidiary in any manner material to the Trust or any Restricted Subsidiary;

(v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

(vi) contained in the Exchangeable Shares.

Section 4.09. <u>Limitation on Indebtedness</u>. (a) The Trust shall not, and shall not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes, the Trust Guarantee, the Note Guarantees and other Indebtedness existing on the Closing Date after giving effect to the application of the proceeds of the Notes); *provided* that the Trust, the Issuer or any Subsidiary Guarantor may Incur Indebtedness, if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than 2.5:1.

(b) Notwithstanding the foregoing, the Trust and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

(i) Indebtedness under Credit Facilities of the Trust, the Issuer or any Restricted Subsidiary outstanding at any time in an aggregate principal amount (together with refinancings thereof) not to exceed the greater of (A) $275.0 million, less any amount of such Indebtedness permanently repaid as provided under Section 4.10 and (B) the Borrowing Base;

(ii) Indebtedness owed (A) to the Trust, the Issuer or any Subsidiary Guarantor evidenced by an unsubordinated promissory note or (B) to any other Restricted Subsidiary; *provided* that (x) any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Trust or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii) and (y) if the Trust, the Issuer or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness must be subordinate in right of payment to the Trust Guarantee, in the case of the Trust, the Notes, in the case of the Issuer, or the Note Guarantee, in the case of a Subsidiary Guarantor;

(iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or repay, then outstanding Indebtedness (other than Indebtedness outstanding under clause (ii), (v) or (ix) of this Section 4.09((b)) and any refinancings thereof in an amount not to exceed the amount so refinanced or repaid (plus premiums, accrued interest, fees and expenses); *provided* that (A) Indebtedness the proceeds of which are used to refinance or repay the Notes or Indebtedness that is *pari passu* with, or subordinated in right of payment to, the Notes, the Trust Guarantee or a Note Guarantee shall only be permitted under this clause (iii) if (x) in case the Notes are refinanced in part or the Indebtedness to be refinanced is *pari passu* with the Notes, the Trust Guarantee or a Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is *pari passu* with, or subordinate in right of payment to, the remaining Notes, the Trust Guarantee or the Note Guarantee, or (y) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, the Trust Guarantee or a Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is subordinate in right of payment to the Notes, the Trust Guarantee or the Note Guarantee at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes, the Trust Guarantee or the Note Guarantee, (B) such new Indebtedness, determined as of the date of Incurrence of such new

Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or repaid, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or repaid and (C) such new Indebtedness is Incurred by the Trust, the Issuer or a Subsidiary Guarantor or by the Restricted Subsidiary that is not a Subsidiary Guarantor who is the obligor on the Indebtedness to be refinanced or repaid;

(iv) Indebtedness of the Issuer or the Trust, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described under Article 8;

(v) (A) Guarantees of the Notes and (B) Guarantees of Indebtedness of the Trust, the Issuer or any Subsidiary Guarantor by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with Section 4.18;

(vi) Indebtedness of the Trust, the Issuer or any Subsidiary Guarantor (in addition to Indebtedness permitted under clauses (i) through (v) above and (vii) through (x) below) in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed $30.0 million;

(vii) Indebtedness of the Trust or the Issuer Incurred to satisfy the Trust's obligation to repurchase its trust units at the option of the holders thereof; *provided* that such Indebtedness shall be subordinate in right of payment to the Trust Guarantee or the Notes, as applicable, and shall mature after the Stated Maturity of the Notes;

(viii) Indebtedness incurred by the Trust, the Issuer or any Restricted Subsidiary represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Trust or such Restricted Subsidiary, in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed $15.0 million;

(ix) Indebtedness of the Trust or any of its Restricted Subsidiaries arising from the honoring by a bank of other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; *provided*, *however*, that such Indebtedness is extinguished within five business days after receipt of notice of its incurrence; and

(x) Indebtedness under the Notes by any Subsidiary Guarantor Incurred upon such Subsidiary Guarantor assuming as co-obligor the obligations of the Issuer under the Notes.

(c) Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that may be Incurred pursuant to this Section 4.09 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

(d) For purposes of determining any particular amount of Indebtedness under this Section 4.09, (x) Indebtedness Incurred under the Credit Agreement on or prior to the Closing Date shall be treated as Incurred pursuant to Section 4.09(b)(i) above, (y) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included as Indebtedness and (z) any Liens granted pursuant to the equal and ratable provisions referred to in Section 4.12 shall not be treated as Indebtedness. For purposes of determining compliance with this Section 4.09, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above (other than Indebtedness referred to in clause (x) of the preceding sentence of this Section 4.09(d)), including under Section 4.09(a) above, the Trust, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness.

(e) The Trust shall not, and shall not permit the Issuer to, Incur any Indebtedness (other than under the Caribou Debt) if such Indebtedness is subordinate in right of payment to any other Indebtedness unless such Indebtedness is also subordinate in right of payment to the Notes, in the case of the Issuer, or the Trust Guarantee, in the case of the Trust, to the same extent. The Trust shall not permit a Subsidiary Guarantor to Incur any Indebtedness if such Indebtedness is subordinate in right of payment to any other Indebtedness unless such Indebtedness is also subordinate in right of payment to such Subsidiary Guarantor's Note Guarantee. For purposes of the foregoing, no Indebtedness (including the Notes) will be deemed to be subordinate in right of payment to any other Indebtedness of the Trust, the Issuer or any Subsidiary Guarantor, as applicable, solely by virtue of being unsecured or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Section 4.10. Limitation on Asset Sales. (a) The Trust shall not, and shall not permit any Restricted Subsidiary to, consummate any Asset Sale, unless:

(i) the consideration received by the Trust or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of; and

(ii) at least 75% of the consideration received consists of:

(A) cash or Temporary Cash Investments;

(B) the assumption of unsubordinated Indebtedness of the Trust, the Issuer or any Subsidiary Guarantor or Indebtedness of any other Restricted Subsidiary (in each case, other than Indebtedness owed to the Trust or any Affiliate of the Trust), *provided* that the Trust, the Issuer, such Subsidiary Guarantor or such other Restricted Subsidiary is irrevocably and unconditionally released from all liability under such Indebtedness; or

(C) Replacement Assets.

(b) In the event and to the extent that the Net Cash Proceeds received by the Trust or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of the Borrowing Base (determined as of the date closest to the commencement of such 12-month period for which a

consolidated balance sheet of the Trust and its Subsidiaries has been filed with the SEC or provided to the Trustee), then the Trust shall or shall cause the relevant Restricted Subsidiary to:

(i) within twelve months after the date Net Cash Proceeds so received exceed 10% of the Borrowing Base,

(A) apply an amount equal to such excess Net Cash Proceeds to permanently repay Indebtedness of the Trust, the Issuer or any Subsidiary Guarantor under the Credit Agreement or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than the Trust or any Affiliate of the Trust, or

(B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in Replacement Assets, and

(ii) apply (no later than the end of the 12-month period referred to in clause (i) above) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i) above) as provided in Sections 4.10(c) and (d).

The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in Section 4.10(b)(i) and not applied as so required by the end of such period shall constitute "Excess Proceeds."

(c) If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this Section 4.10 totals at least US$20.0 million, the Issuer (and the Trust with respect to any Pari Passu Indebtedness of the Trust) must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders (and if required by the terms of any Indebtedness that is *pari passu* with the Notes or the Trust Guarantee ("Pari Passu Indebtedness"), from the holders of such Pari Passu Indebtedness) on a pro rata basis an aggregate principal amount of Notes (and Pari Passu Indebtedness) equal to the Excess Proceeds on such date, at a purchase price equal to 100% of their principal amount, plus, in each case, accrued and unpaid interest (if any) to the Payment Date.

(d) Any Offer to Purchase pursuant to this Section 4.10 shall be made in accordance with Section 3.09. The Issuer shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.10 or Section 3.09, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.10 or Section 3.09 by virtue of such compliance.

Section 4.11. <u>Limitation on Transactions with Shareholders and Affiliates</u>. (a) The Trust shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of

such holder) of 5% or more of any class of Capital Stock of the Trust or with any Affiliate of the Trust or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Trust or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

(b) The foregoing limitation does not limit, and shall not apply to:

(i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Trust or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking, accounting, valuation or appraisal firm in Canada or the United States stating that the transaction is fair to the Trust or such Restricted Subsidiary from a financial point of view;

(ii) any transaction solely between the Trust and any of its Restricted Subsidiaries or solely among Restricted Subsidiaries;

(iii) the payment of reasonable and customary regular fees to trustees and directors of the Trust or the Issuer who are not employees of the Trust or the Issuer and indemnification arrangements entered into by the Trust or the Issuer consistent with past practices of the Trust or the Issuer;

(iv) any sale of Capital Stock (other than Disqualified Stock) of the Trust;

(v) any transaction pursuant to any agreement in existence on the Closing Date, or any amendment, replacement or refinancing thereof that, taken in its entirety, is no less favorable to the Trust and its Restricted Subsidiaries than such agreement in effect on the Closing Date;

(vi) any sale of securities (other than Capital Stock but including Disqualified Stock) made on substantially the same terms as available to the public; or

(vii) Restricted Payments not prohibited by Section 4.07.

(c) Notwithstanding the foregoing, any transaction or series of related transactions covered by Section 4.11(a) above and not covered by Section 4.11(b)(ii) through (vii),

(i) the aggregate amount of which is up to $10.0 million in value, need not be approved or determined to be fair in the manner provided for in clause (A) or (B) of Section 4.11(b)(i) above;

(ii) the aggregate amount of which exceeds $10.0 million in value, must be approved or determined to be fair in the manner provided for in clause (A) or (B) of Section 4.11(b)(i) above; and

(iii) the aggregate amount of which exceeds $25.0 million in value, must be determined to be fair in the manner provided for in clause (B) of Section 4.11(b)(i) above.

Section 4.12. Limitation on Liens. The Trust shall not, and shall not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under this Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien.

(b) The foregoing limitation does not apply to:

(i) Liens existing on the Closing Date (other than Liens securing Indebtedness under the Credit Agreement or the Caribou Debt);

(ii) Liens granted after the Closing Date on any assets or Capital Stock of the Trust or its Restricted Subsidiaries created in favor of the Holders;

(iii) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under Section 4.09(b)(iii); *provided* that such Liens do not extend to or cover any property or assets of the Trust or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

(iv) Liens to secure Indebtedness which is permitted to be Incurred under Section 4.09(b)(i);

(v) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; *provided* that (A) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with Section 4.09, to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property (B) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (C) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

(vi) Liens on cash set aside at the time of the Incurrence of any Indebtedness, or government securities purchased with such cash, in either case to the extent that such cash or government securities pre-fund the payment of interest on such Indebtedness and are held in a collateral or escrow account or similar arrangement to be applied for such purpose;

(vii) Liens securing Indebtedness permitted by clause (i) of the definition of "Permitted Investment," *provided* that such Liens shall not extend beyond the interest in the Redearth Partnership of, and an undivided interest in assets of the Redearth Partnership

corresponding to such interests of, a partner that is not the Trust or a Restricted Subsidiary; or

(viii) Permitted Liens.

Section 4.13. Corporate Existence. Subject to Article 5 hereof, the Issuer shall do or cause to be done all things reasonably necessary to preserve and keep in full force and effect (a) its corporate existence, and the corporate, partnership or other existence of each of its Restricted Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Issuer or any such Restricted Subsidiary and (b) the material rights (charter and statutory), licenses and franchises of the Issuer and its subsidiaries; *provided, however*, that the Issuer shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Restricted Subsidiaries, if the Board of Directors of the Issuer shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuer and its Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders of the Notes.

Section 4.14. Repurchase of Notes upon a Change of Control. The Issuer must commence, within 30 days of the occurrence of a Change of Control, and thereafter complete an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of their principal amount, plus accrued interest (if any) to the Payment Date.

(b) Upon the occurrence of a Change of Control, unless consents are obtained, the Issuer shall repay, or cause to be repaid, all indebtedness then outstanding which by its terms prohibits such Note repurchase, either prior to or concurrently with such Note repurchase.

(c) The Issuer shall not be required to make an Offer to Purchase upon the occurrence of a Change of Control if a third party makes an offer to purchase the Notes in the manner, at the times and price and otherwise in compliance with the requirements of this Indenture applicable to an Offer to Purchase for a Change of Control and purchases all Notes validly tendered and not withdrawn in such offer to purchase.

(d) Any Offer to Purchase pursuant to this Section 4.14 shall be made in accordance with Section 3.09. The Issuer shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with Section 4.10 or Section 3.09, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under Section 4.10 or Section 3.09 by virtue of such compliance.

Section 4.15. Limitation on Sale-Leaseback Transactions. (a) The Trust shall not, and shall not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Trust or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Trust

or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

(b) The foregoing restriction does not apply to any sale-leaseback transaction if:

(i) the lease is for a period, including renewal rights, of not in excess of three years;

(ii) the lease secures or relates to industrial revenue or pollution control bonds;

(iii) the transaction is solely between the Trust and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries;

(iv) the Trust or such Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds (net of any pro rata payment of proceeds to other holders of Capital Stock of a non-Wholly Owned Restricted Subsidiary) received from such sale in accordance with clause (A) or (B) of Section 4.10(b)(i); or

(v) it relates to any single transaction or series of related transactions that involve assets having a fair market value of less than $5.0 million or the Trust or the Restricted Subsidiary receives aggregate consideration of less than $5.0 million.

Section 4.16. Payments for Consent. The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Section 4.17. Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries. The Trust shall not sell, and shall not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase such Capital Stock) except:

(a) to the Trust or a Wholly Owned Restricted Subsidiary;

(b) issuances of director's qualifying shares or sales to foreign nationals of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law;

(c) with respect to a Restricted Subsidiary, if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under Section 4.07 if made on the date of such issuance or sale;

(d) issuances of Capital Stock by a non-Wholly Owned Restricted Subsidiary to all holders of its Capital Stock on a pro rata basis; or

(e) issuances of Exchangeable Shares by the Issuer.

Section 4.18. Limitation on Issuances of Guarantees by Restricted Subsidiaries. (a) The Trust shall not permit any Restricted Subsidiary (other than the Issuer or a Subsidiary Guarantor), directly or indirectly, to Guarantee any Indebtedness ("Guaranteed Indebtedness") of the Trust or any other Restricted Subsidiary (other than Indebtedness permitted to be Incurred under Section 4.09(b)(i)), unless (A) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to this Indenture in substantially the form set forth in Exhibit F hereto providing for a Guarantee of payment of the Notes by such Restricted Subsidiary in substantially the form set forth in Exhibit D hereto and (B) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Trust or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Note Guarantee until the Notes have been paid in full.

(b) If the Guaranteed Indebtedness is (A) *pari passu* in right of payment with the Notes or any Note Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be *pari passu* in right of payment with, or subordinated to, the Note Guarantee or (B) subordinated in right of payment to the Notes or any Note Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Note Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes or the Note Guarantee.

(c) Notwithstanding Section 4.18(a) and 4.18(b), any Note Guarantee by a Restricted Subsidiary shall pursuant to its terms be automatically and unconditionally released and discharged upon:

(i) any sale, exchange or transfer, to any Person not an Affiliate of the Trust, of all of the Trust's and each Restricted Subsidiary's Capital Stock in such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by this Indenture) or upon the designation of such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of this Indenture;

(ii) the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee, except a discharge or release by or as a result of payment under such Guarantee; or

(iii) the execution of a supplemental indenture to this Indenture by such Subsidiary Guarantor expressly assuming as co-obligor all of the obligations of the Issuer under this Indenture and the Notes.

Section 4.19. Additional Amounts for Canadian Withholding Taxes. (a) All payments made by the Issuer under or with respect to the Notes, by the Trust pursuant to the Trust Guarantee or by any Subsidiary Guarantor pursuant to the Note Guarantees, will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest

and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter, the "*Taxes*"), unless the Issuer, the Trust or such Subsidiary Guarantor, as the case may be, is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Issuer, the Trust or a Subsidiary Guarantor is required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, the Issuer, the Trust or such Subsidiary Guarantor will pay such additional amounts (the "*Additional Amounts*") as may be necessary so that the net amount received by each Holder of Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; *provided, however*, that no Additional Amounts will be payable with respect to a payment made to a Holder (an "*Excluded Holder*") (i) with which the Issuer, the Trust or such Subsidiary Guarantor does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than solely by reason of the Holder's activity in connection with purchasing the Notes, by the mere holding of Notes or by reason of the receipt of payments thereunder, or (iii) which failed to duly and timely comply with a timely reasonable written request by the Trust, the Issuer or such Subsidiary Guarantor to provide documents required by law, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Taxes as to which Additional Amounts would have otherwise been payable to such Holder but for this clause (iii). The Issuer, the Trust or such Subsidiary Guarantor will also (A) make such withholding or deduction and (B) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

(b) The Issuer or the Trust will furnish the Holders of the Notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Issuer, the Trust or such Subsidiary Guarantor, or if receipts are not available, obtain other evidence of payment. The Issuer, the Trust or such Subsidiary Guarantor will, upon written request of each Holder (other than an Excluded Holder), reimburse each such Holder for the amount of (x) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Notes, and (y) any Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (x) but excluding any such Taxes on such Holder's net income so that the net amount received by such Holder (net of payments made under or with respect to the Notes) after such reimbursement will not be less than the net amount the Holder would have received if Taxes on such reimbursement had not been imposed.

(c) At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer will be obligated to pay Additional Amounts with respect to such payment, the Issuer will deliver to the Trustees an Officers' Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date.

(d) Whenever in this Indenture there is mentioned, in any context, the payment of principal, premium, if any, redemption price, purchase price, interest or any other

amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Section 4.20. Covenant Suspension. (a) During any period of time that (x) the Notes have Investment Grade Ratings and (y) no Default or Event of Default has occurred and is continuing under this Indenture, the Trust and its Restricted Subsidiaries will not be subject to:

(i) the provisions of this Indenture described under Section 4.07 (except to the extent applicable under the definition of "Unrestricted Subsidiary"), Sections 4.08, 4.09, 4.10, 4.11, 4.14 and 4.17, and Sections 5.01(a)(iii) and (iv); or

(ii) Clauses (iii) and (iv) under Section 6.01 to the extent that such clauses apply to Section 4.07 (except to the extent applicable under the definition of "Unrestricted Subsidiary"), Sections 4.08, 4.09, 4.10, 4.11, 4.14 and 4.17, and Sections 5.01(a)(iii) and (iv).

(b) If the Trust and its Restricted Subsidiaries are not subject to these covenants for any period of time as a result of Section 4.20(a) (a "*Fall-Away Period*") and, subsequently, the ratings assigned to the Notes are withdrawn or downgraded so the Notes no longer have Investment Grade Ratings or an Event of Default (other than with respect to a suspended covenant) occurs and is continuing, then the Trust and its Restricted Subsidiaries will thereafter again be subject to these covenants. The ability of the Trust and its Restricted Subsidiaries to make Restricted Payments after the time of such withdrawal, downgrade or Event of Default will be calculated as if the covenant governing Restricted Payments had been in effect during the entire period of time from the Closing Date. Notwithstanding the foregoing, the continued existence after the end of the Fall-Away Period of facts and circumstances or obligations arising from transactions which occurred during a Fall-Away Period shall not constitute a breach of any covenant set forth in this Indenture or cause an Event of Default thereunder; *provided* that (i) the Trust and its Restricted Subsidiaries did not incur or otherwise cause such facts and circumstances or obligations to exist in anticipation of (A) a ratings withdrawal or downgrade below Investment Grade Ratings or (B) an Event of Default and (ii) the Trust and its Restricted Subsidiaries did not reasonably believe that such transactions would result in such withdrawal or downgrade or Event of Default.

Section 4.21. Maintenance of Properties. The Issuer shall cause all properties used or useful in the conduct of its business or the business of its Restricted Subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Issuer may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, that nothing in this Section 4.21 shall prevent the Issuer or any Restricted Subsidiary from discontinuing the use, operation or maintenance of any of such properties or disposing of any of them, if such discontinuance or disposal is, in the judgment of the Issuer, desirable in the conduct of the business of the Issuer or such Restricted Subsidiary.

ARTICLE 5

SUCCESSORS

Section 5.01. Consolidation, Amalgamation, Merger and Sale of Assets. (a) Neither the Issuer nor the Trust shall consolidate with, amalgamate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it unless:

(i) it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or amalgamation or into which it is merged or that acquired or leased such property and assets of (the "Surviving Person") shall be a corporation, partnership, limited liability company or trust organized and validly existing under the laws of Canada, the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture to this Indenture, executed and delivered to the Trustee, all of the Issuer's or the Trust's obligations under this Indenture and the Notes or the Trust Guarantee, as applicable; *provided* that if the Surviving Person of the Issuer is not a corporation, a Restricted Subsidiary that is a corporation expressly assumes as co-obligor all of the obligations of the Issuer under this Indenture and the Notes pursuant to a supplemental indenture to this Indenture executed and delivered to the Trustee;

(ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(iii) immediately after giving effect to such transaction on a *pro forma* basis, the Trust or the Surviving Person, as the case may be, shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Trust immediately prior to such transaction;

(iv) immediately after giving effect to such transaction on a *pro forma* basis the Trust, or the Surviving Person, as the case may be, could Incur at least $1.00 of Indebtedness under Section 4.09(a); *provided* that this clause (iv) shall not apply to a consolidation, amalgamation, merger or sale of all (but not less than all) of the assets of the Trust if all Liens and Indebtedness of the Trust or the Surviving Person, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would have been permitted (and all such Liens and Indebtedness, other than Liens and Indebtedness of the Trust and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of this Indenture;

(v) it delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv)) and Opinion of Counsel, in each case stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; and

(vi) the Trust (in a transaction involving the Issuer) and each Subsidiary Guarantor, unless such Subsidiary Guarantor is the Person with which the Issuer or the Trust has entered into a transaction under this Section 5.01, shall have by amendment to its Trust Guarantee or Note Guarantee confirmed that its Guarantee shall apply to the obligations of the Issuer, the Trust or the Surviving Person in accordance with the Notes or the Trust Guarantee, as applicable, and this Indenture;

provided, however, that clauses (iii) and (iv) above do not apply (A) between or among the Trust, the Issuer and any Restricted Subsidiary or (B) if, in the good faith determination of the Board of Directors of the Issuer, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the jurisdiction of formation of the Trust and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

(b) For purposes of the foregoing, the transfer (by sale, conveyance, lease or otherwise, in a single transaction or series of transactions) of all or substantially all of the property and assets of a Person or of one or more of its Restricted Subsidiaries that constitutes all or substantially all of the property and assets of such Person on a consolidated basis, will be deemed to be the transfer of all or substantially all of the property and assets of such Person.

Section 5.02. Successor Corporation Substituted. Upon any consolidation, amalgamation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of the Issuer in accordance with Section 5.01 hereof, the successor corporation formed by such consolidation or amalgamation or into or with which the Issuer is merged or to which such sale, assignment, transfer, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, amalgamation, merger, sale, conveyance or other disposition, the provisions of this Indenture referring to the "Issuer" shall refer instead to the successor corporation and not to the Issuer), and may exercise every right and power of the Issuer under this Indenture with the same effect as if such successor Person had been named as the Issuer herein; *provided, however*, that the predecessor Issuer shall not be relieved from the obligation to pay the principal of and interest on the Notes except in the case of a sale of all of the Issuer's assets that meets the requirements of Section 5.01 hereof.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01. Events of Default. The following events will be defined as "*Events of Default*" in this Indenture:

(i) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(ii) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(iii) default in the performance or breach of the provisions of this Indenture applicable to mergers, consolidations, amalgamations and transfers of all or substantially all of the assets of the Trust or the failure by the Issuer to make or consummate an Offer to Purchase in accordance with Section 4.10 or Section 4.14;

(iv) the Trust, the Issuer or any Subsidiary Guarantor defaults in the performance of or breaches any other covenant or agreement in this Indenture or under the Notes (other than a default specified in clause (i), (ii) or (iii) above) and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate outstanding principal amount of the Notes;

(v) there occurs with respect to any issue or issues of Indebtedness of the Trust, the Issuer, any Subsidiary Guarantor or any Significant Subsidiary having an outstanding principal amount of $20.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (A) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (B) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(vi) any final judgment or order (not covered by insurance) for the payment of money in excess of $20.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Trust, the Issuer, any Subsidiary Guarantor or any Significant Subsidiary and shall not be paid, bonded or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid, bonded or discharged against all such Persons to exceed $20.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(vii) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Trust, the Issuer, any Subsidiary Guarantor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Trust, the Issuer, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of the Trust, the Issuer, any Subsidiary Guarantor or any Significant Subsidiary or (C) the winding-up or liquidation of the affairs of the Trust, the Issuer, any Subsidiary Guarantor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days;

(viii) the Trust, the Issuer, any Subsidiary Guarantor or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for

relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Trust, the Issuer, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of the Trust, the Issuer, any Subsidiary Guarantor or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; or

(ix) the Trust repudiates its obligations under the Trust Guarantee, any Subsidiary Guarantor repudiates its obligations under its Note Guarantee or, except as permitted by this Indenture, any Note Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect and, with respect to a Subsidiary Guarantor that is not, or a group of Restricted Subsidiaries that are not Subsidiary Guarantors that together would constitute, a Significant Subsidiary, such default continues for a period of 30 days.

Section 6.02. Acceleration. If an Event of Default (other than an Event of Default specified in clause (vii) or (viii) of Section 6.01 that occurs with respect to the Trust, the Issuer or any Subsidiary Guarantor) occurs and is continuing under this Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to the Issuer (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (v) or (vi) of Section 6.01 has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (v) or (vi) of Section 6.01 shall be remedied or cured by the Trust, the Issuer, the relevant Subsidiary Guarantor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (vii) or (viii) of Section 6.01 occurs with respect to the Trust, the Issuer or any Subsidiary Guarantor, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

At any time after such declaration of acceleration, but before a judgment or decree for the payment of money due has been obtained by the Trustee, the Holders of at least a majority in aggregate principal amount of the outstanding Notes by written notice to the Issuer and to the Trustee, may waive on behalf of all the Holders all past Defaults and rescind and annul a declaration of acceleration and its consequences if (a) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Section 6.03. Other Remedies. If an Event of Default occurs and is continuing, the Trustee may, and at the direction of the Holders of at least a majority in aggregate principal

amount of the outstanding Notes shall, pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, premium, if any, or interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding.

Section 6.04. Waiver of Past Defaults. Subject to Sections 6.02, 6.07 and 9.02, the Holders of at least a majority in aggregate principal amount of the outstanding Notes, by notice to the Trustee, may waive on behalf of all the Holders an existing Default or Event of Default and its consequences, except a Default in the payment of principal of, premium, if any, or interest on any Note as specified in clause (i) or (ii) of Section 6.01 or in respect of a covenant or provision of this Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

Section 6.05. Control by Majority. The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes.

Section 6.06. Limitation on Suits. A Holder may not institute any proceeding, judicial or otherwise, with respect to this Indenture or the Notes, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(a) the Holder has previously given the Trustee written notice of a continuing Event of Default;

(b) the Holders of at least 25% in aggregate principal amount of outstanding Notes shall have made a written request to the Trustee to pursue such remedy;

(c) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(d) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(e) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

For purposes of Section 6.05 of this Indenture and this Section 6.06, the Trustee shall comply with TIA Section 316(a) in making any determination of whether the Holders of the required aggregate principal amount of outstanding Notes have concurred in any request or direction of the Trustee to pursue any remedy available to the Trustee or the Holders with respect to this Indenture or the Notes or otherwise under the law.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder.

Section 6.07. Rights of Holders of Notes to Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, shall not be impaired or affected without the consent of such Holder.

Section 6.08. Collection Suit by Trustee. If an Event of Default in payment of principal, premium or interest specified in clause (i) or (ii) of Section 6.01 occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuer or any other obligor of the Notes for the whole amount of principal, premium, if any, and accrued interest remaining unpaid, together with interest on overdue principal, premium, if any, and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate specified in the Notes, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09. Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07) and the Holders allowed in any judicial proceedings relative to the Issuer (or any other obligor of the Notes), its creditors or its property and shall be entitled and empowered to collect and receive any monies, securities or other property payable or deliverable upon conversion or exchange of the Notes or upon any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07. Nothing herein contained shall be deemed to empower the Trustee to authorize or consent to, or accept or adopt on behalf of any Holder, any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10. Priorities. If the Trustee collects any money pursuant to this Article Six, it shall pay out the money in the following order:

First: to the Trustee for all amounts due under Section 7.07;

Second: to Holders for amounts then due and unpaid for principal of, premium, if any, and interest on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal, premium, if any, and interest, respectively; and

Third: to the Issuer or any other obligors of the Notes, as their interests may appear, or as a court of competent jurisdiction may direct.

The Trustee, upon prior written notice to the Issuer, may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10.

Section 6.11. Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of the suit, and the court may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07, or a suit by Holders of more than 10% in principal amount of the outstanding Notes.

Section 6.12. Restoration of Rights and Remedies. If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then, and in every such case, subject to any determination in such proceeding, the Issuer, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Issuer, Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 6.13. Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or wrongfully taken Notes in Section 2.07, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.14. Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article Six or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 6.15. Record Date. The Issuer may set a record date for purposes of determining the identity of Holders entitled to vote or to consent to any action by vote or consent authorized or permitted by Sections 6.02, 6.03, 6.04, 6.05 or 9.02. Unless the Issuer provides otherwise, such record date shall be the later of 30 days prior to the first solicitation of such consent or the date of the most recent list of Holders furnished to the Trustee pursuant to Section 2.05 prior to such solicitation.

ARTICLE 7

TRUSTEE

Section 7.01. Duties of Trustee. (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of its own affairs.

(b) Except during the continuance of an Event of Default:

(i) the duties of the Trustee shall be determined solely by this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts purported to be stated therein).

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i) this paragraph does not limit the effect of Section 7.01(b);

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to Section 7.01(a), (b), and (c).

(e) No provision of this Indenture shall require the Trustee to expend or risk its own funds or incur any liability. The Trustee shall be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

(f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer. Money or assets held in trust by the Trustee need not be segregated from other funds or assets except to the extent required by law.

Section 7.02. Rights of Trustee. (a) The Trustee may conclusively rely upon any document (whether in its original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may consult with counsel and may require (other than in connection with the Exchange Offer contemplated by Section 2.06(f) unless required by the TIA) an Officers' Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers' Certificate or Opinion of Counsel. The Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer shall be sufficient if signed by an Officer of the Issuer.

(f) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction.

(g) The Trustee shall not be deemed to have knowledge of any Default or Event of Default except (x) any Event of Default occurring pursuant to Section 6.01(i) or (ii) or (y) any Event of Default of which the Trustee shall have received written notification or otherwise obtained actual knowledge.

(h) Delivery of reports, information and documents to the Trustee under Section 4.03 is for informational purposes only and the Trustee's receipt of the foregoing shall

not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Trust's and its Restricted Subsidiaries' compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

Section 7.03. Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11 hereof.

Section 7.04. Trustee's Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Issuer's use of the proceeds from the Notes or any money paid to the Issuer or upon the Issuer's direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it shall not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05. Notice of Defaults. If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to the Holders of the Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium or interest on any Note, the Trustee may withhold the notice if and so long as the board of directors, the executive committee or a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

Section 7.06. Reports by Trustee to the Holders of the Notes. Within 60 days after each May 15 beginning with the May 15 following the Issue Date, and for so long as Notes remain outstanding, the Trustee shall mail to the Holders of the Notes a brief report dated as of such reporting date that complies with TIA § 313(a) (but if no event described in TIA § 313(a) has occurred within the twelve months preceding the reporting date, no report need be transmitted). The Trustee also shall comply with TIA § 313(b)(2). The Trustee shall also transmit by mail all reports as required by TIA § 313(c).

A copy of each report at the time of its mailing to the Holders of the Notes shall be mailed to the Issuer and filed with the SEC and each stock exchange on which the Notes are listed in accordance with TIA § 313(d). The Issuer shall promptly notify the Trustee when the Notes are listed on any securities exchange or of any delisting thereof.

Section 7.07. Compensation and Indemnity. The Issuer shall pay to the Trustee from time to time reasonable compensation agreed to with the Trustee for its acceptance of this Indenture and services hereunder. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse the Trustee

promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Trustee's agents and counsel and any taxes or other expenses incurred by a trust created pursuant to Section 8.04 hereof.

The Issuer shall indemnify the Trustee and its agents against any and all losses, liabilities, claims, damages or expenses (including compensation, fees, disbursements and expenses of Trustee's agents and counsel) incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Issuer (including this Section 7.07) and defending itself against any claim (whether asserted by the Issuer or any Holder or any other person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense has been caused by to the Trustee's or its agent's negligence or bad faith. The Trustee shall notify the Issuer promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Issuer shall not relieve the Issuer of its obligations hereunder. The Issuer shall defend the claim and the Trustee shall cooperate in the defense. The Trustee may have separate counsel and the Issuer shall pay the reasonable fees and expenses of such counsel. The Issuer need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

The obligations of the Issuer under this Section 7.07 shall survive the satisfaction and discharge of this Indenture.

To secure the Issuer's payment obligations in this Section 7.07, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such Lien shall survive the satisfaction and discharge of this Indenture. The Trustee's right to receive payment of any amounts due under this Section 7.07 shall not be subordinated to any other liability or Indebtedness of the Issuer.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(vii) or (viii) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

The Trustee shall comply with the provisions of TIA § 313(b)(2) to the extent applicable.

Section 7.08. Replacement of Trustee. A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 7.08.

The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Issuer. The Holders of a majority in principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Issuer in writing. The Issuer may remove the Trustee if:

(a) the Trustee fails to comply with Section 7.10;

(b) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(c) a custodian or public officer takes charge of the Trustee or its property; or

(d) the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuer, or the Holders of Notes of at least 10% in principal amount of the then outstanding Notes may petition at the expense of the Issuer any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee, after written request by any Holder of a Note who has been a Holder of a Note for at least six months, fails to comply with Section 7.10, such Holder of a Note may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders of the Notes. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Issuer's obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

Section 7.09. Successor Trustee by Merger, Etc. If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee.

Section 7.10. Eligibility; Disqualification. There shall at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $50 million as set forth in its most recent published annual report of condition.

This Indenture shall always have a Trustee who satisfies the requirements of TIA §§ 310(a)(1), (2) and (5). The Trustee is subject to TIA § 310(b); *provided, however*, that there shall be excluded from the operation of TIA § 310(b)(1) any indenture or indentures under which

other securities, or certificates of interest or participation in other securities, of the Issuer are outstanding, if the requirements for such exclusion set forth in TIA § 310(b)(1) are met.

Section 7.11. Preferential Collection of Claims Against Issuer. The Trustee is subject to TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated therein. The Trustee hereby waives any right to set off any claim that it may have against the Issuer in any capacity (other than as Trustee and Paying Agent) against any of the assets of the Issuer held by the Trustee; *provided, however*, that if the Trustee is or becomes a lender of any other Indebtedness permitted hereunder to be *pari passu* with the Notes, then such waiver shall not apply to the extent of such Indebtedness.

ARTICLE 8

SATISFACTION AND DISCHARGE; DEFEASANCE

Section 8.01. Satisfaction and Discharge. Except as otherwise provided in this Section 8.01, the Issuer may terminate its obligations under the Notes and this Indenture if:

(i) all Notes previously authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or Notes that are paid pursuant to Section 4.01 or Notes for whose payment money or securities have theretofore been held in trust and thereafter repaid to the Issuer, as provided in Section 8.05) have been delivered to the Trustee for cancellation and the Issuer has paid all sums payable by it hereunder; or

(ii) (A) the Notes mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption, (B) the Issuer irrevocably deposits in trust with the Trustee during such one-year period, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds solely for the benefit of the Holders for that purpose, money or U.S. Government Obligations sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee), without consideration of any reinvestment of any interest thereon, to pay principal, premium, if, any, and interest on the Notes to maturity or redemption, as the case may be, and to pay all other sums payable by it hereunder, (C) no Default or Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit, (D) such deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Issuer is a party or by which it is bound and (E) the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the satisfaction and discharge of this Indenture have been complied with.

(b) With respect to the foregoing Section 8.01(a)(i), the Issuer's obligations under Sections 7.07, 8.04, 8.05 and 8.06 shall survive. With respect to the foregoing Section

8.01(a)(ii), the Issuer's obligations in Sections 2.02, 2.03, 2.04, 2.06, 2.09, 2.13, 4.01, 4.02, 4.19, 7.07, 7.08, 8.04, 8.05 and 8.06 shall survive until the Notes are no longer outstanding. Thereafter, only the Issuer's obligations in Sections 7.07, 8.04, 8.05 and 8.06 shall survive. After any such irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Issuer's obligations under the Notes and this Indenture except for those surviving obligations specified above.

Section 8.02. Defeasance and Discharge of Indenture. The Issuer will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to in this Section 8.02(a)(i), and the provisions of this Indenture will no longer be in effect with respect to the Notes (except for Sections 2.02, 2.03, 2.04, 2.06, 2.09, 2.13, 4.01, 4.02, 4.19, 7.07, 7.08, 8.04, 8.05 and 8.06) and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging the same if:

(i) With reference to this Section 8.02, the Issuer has irrevocably deposited or caused to be irrevocably deposited with the Trustee (or another trustee satisfying the requirements of Section 7.08) and conveyed all right, title and interest to the Trustee for the benefit of the Holders, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee as trust funds in trust specifically pledged to the Trustee for the benefit of the Holders as security for payment of the principal of, or premium, if any, on the Notes and dedicated solely to, the benefit of the Holders, in and to (1) money in an amount sufficient, (2) U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms, will provide, not later than one day before the due date of any payment referred to in this clause (a), money in an amount sufficient or (3) a combination thereof in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, without consideration of the reinvestment of such interest and after payment of all United States and Canadian federal, state, provincial and local taxes or other charges and assessments in respect thereof payable by the Trustee, the principal of, premium, if any, and accrued interest on the outstanding Notes (A) on the Stated Maturity of such principal and interest; *provided* that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of such principal, premium, if any, and interest with respect to the Notes or (B) on any earlier Redemption Date pursuant to the terms of this Indenture and the Notes; *provided* that the Issuer has provided the Trustee with irrevocable instructions to redeem all of the outstanding Notes on such Redemption Date.

(ii) The Issuer has delivered to the Trustee (1) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Issuer's exercise of its option under this Section 8.02 and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel shall be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee

received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (2) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940, as amended and that after the passage of 123 days following the deposit (except, with respect to any trust funds for the account of any Holder who may be deemed to be an "insider" for purposes of the United States Bankruptcy Code, after one year following the deposit), the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law in a case commenced by or against the Issuer under either such statute, and either (I) the trust funds will no longer remain the property of the Issuer (and therefore will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally) or (II) if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Issuer, (a) assuming such trust funds remained in the possession of the Trustee prior to such court ruling to the extent not paid to the Holders, the Trustee will hold, for the benefit of the Holders, a valid and perfected security interest in such trust funds that is not avoidable in bankruptcy or otherwise except for the effect of Section 552(b) of the United States Bankruptcy Code on interest on the trust funds accruing after the commencement of a case under such statute and (b) the Holders will be entitled to receive adequate protection of their interests in such trust funds if such trust funds are used in such case or proceeding;

(iii) the Issuer has delivered to the Trustee an Opinion of Counsel in Canada to the effect that Holders will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such deposit, defeasance and discharge, and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred (which condition may not be waived by any Holder or the Trustee);

(iv) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound;

(v) if the Notes are then listed on a national securities exchange, the Issuer has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge; and

(vi) the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the defeasance contemplated by this Section 8.02 have been complied with.

(b) Notwithstanding the foregoing, prior to the end of the 123-day (or one-year) period referred to in clause (2) of Section 8.02(a)(ii), none of the Issuer's obligations under

this Indenture shall be discharged. Subsequent to the end of such 123-day (or one year) period with respect to this Section 8.02, the Issuer's obligations in Sections 2.02, 2.03, 2.04, 2.06, 2.09, 2.13, 4.01, 4.02, 8.04, 8.05, 8.06 and the rights, powers, trusts, duties and immunities of the Trustee hereunder and Article Eleven shall survive until the Notes are no longer outstanding. Thereafter, only the Issuer's obligations in Sections 7.07, 8.04, 8.05 and 8.06 shall survive. If and when a ruling from the Internal Revenue Service or an Opinion of Counsel referred to in clause (1) of Section 8.02(a)(ii) is able to be provided specifically without regard to, and not in reliance upon, the continuance of the Issuer's obligations under Section 4.01, then the Issuer's obligations under such Section 4.01 shall cease upon delivery to the Trustee of such ruling or Opinion of Counsel and compliance with the other conditions precedent provided for herein relating to the defeasance contemplated by this Section 8.02.

(c) After any such irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Issuer's obligations under the Notes and this Indenture except for those surviving obligations in Section 8.02(b).

Section 8.03. Covenants and Certain Events of Default. The Issuer may omit to comply with any term, provision or condition set forth in clauses (iii) and (iv) of Section 5.01(a) and Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.15, 4.16, 4.17, 4.18 and 4.19 and clause (c) of Section 6.01 with respect to clauses (iii) and (iv) of Section 5.01, clause (d) of Section 6.01 with respect to Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.15, 4.16, 4.17, 4.18 and 4.19 and clauses (v) and (vi) of Section 6.01 shall be deemed not to be Events of Default, in each case with respect to the outstanding Notes if:

(i) with reference to this Section 8.03, the Issuer has irrevocably deposited or caused to be irrevocably deposited with the Trustee (or another trustee satisfying the requirements of Section 7.08) and conveyed all right, title and interest to the Trustee for the benefit of the Holders, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee as trust funds in trust, specifically pledged to the Trustee for the benefit of the Holders as security for payment of the principal of, premium, if any, and interest, if any, on the Notes, and dedicated solely to, the benefit of the Holders, in and to (A) money in an amount sufficient, (B) U.S. Government Obligations that, through the payment of interest, premium, if any, and principal in respect thereof in accordance with their terms, will provide, not later than one day before the due date of any payment referred to in clause (i) of this Section 8.03(a), money in an amount sufficient or (C) a combination thereof in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, without consideration of the reinvestment of such interest and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the Trustee, the principal of, premium, if any, and interest on the outstanding Notes (A) on the Stated Maturity of such principal or interest; *provided* that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of such principal, premium, if any, and interest with respect to the Notes or (B) on any earlier Redemption Date pursuant to the terms of this Indenture and the Notes; *provided* that the Issuer has provided the Trustee with irrevocable instructions to redeem all of the outstanding Notes on such redemption Date;

(ii) the Issuer has delivered to the Trustee an Opinion of Counsel to the effect that (A) the creation of the defeasance trust does not violate the Investment Company Act of 1940, (B) after the passage of 123 days following the deposit (except, with respect to any trust funds for the account of any Holder who may be deemed to be an "insider" for purposes of the United States Bankruptcy Code, after one year following the deposit), the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law in a case commenced by or against the Issuer under either such statute, and either (1) the trust funds will no longer remain the property of the Issuer (and therefore will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally) or (2) if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Issuer, (x) assuming such trust funds remained in the possession of the Trustee prior to such court ruling to the extent not paid to the Holders, the Trustee will hold, for the benefit of the Holders, a valid and perfected security interest in such trust funds that is not avoidable in bankruptcy or otherwise (except for the effect of Section 552(b) of the United States Bankruptcy Code on interest on the trust funds accruing after the commencement of a case under such statute) and (y) the Holders will be entitled to receive adequate protection of their interests in such trust funds if such trust funds are used in such case or proceeding, (C) the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and (D) the Trustee, for the benefit of the Holders, has a valid first-priority security interest in the trust funds;

(iii) the Issuer has delivered to the Trustee an Opinion of Counsel in Canada to the effect that Holders will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such deposit, defeasance and discharge, and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred (which condition may not be waived by any Holder or the Trustee);

(iv) immediately after giving effect to such deposit on a pro forma basis, no Default or Event of Default shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after such date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound;

(v) if the Notes are then listed on a national securities exchange, the Issuer has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge; and

(vi) the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the defeasance contemplated by this Section 8.03 have been complied with.

(b) In the event the Issuer exercises its option to omit compliance with certain covenants and provisions of this Indenture with respect to the Notes as described in Section 8.03(a) and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Issuer will remain liable for such payments and the Trust Guarantee and any Subsidiary Guarantor's Subsidiary Guarantee with respect to such payments will remain in effect.

Section 8.04. Application of Trust Money. Subject to Section 8.06, the Trustee or Paying Agent shall hold in trust money or U.S. Government Obligations deposited with it pursuant to Section 8.01, 8.02 or 8.03, as the case may be, and shall apply the deposited money and the money from U.S. Government Obligations in accordance with the Notes and this Indenture to the payment of principal of, premium, if any, and interest on the Notes; but such money need not be segregated from other funds except to the extent required by law.

Section 8.05. Repayment to Issuer. Subject to Sections 7.07, 8.01, 8.02 and 8.03, the Trustee and the Paying Agent shall promptly pay to the Issuer upon request set forth in an Officers' Certificate any excess money held by them at any time and thereupon shall be relieved from all liability with respect to such money. The Trustee and the Paying Agent shall pay to the Issuer upon request any money held by them for the payment of principal, premium, if any, or interest that remains unclaimed for two years; *provided* that the Trustee or Paying Agent before being required to make any payment may cause to be published at the expense of the Issuer once in a newspaper of general circulation in The City of New York or mail to each Holder entitled to such money at such Holder's address (as set forth in the Security Register) notice that such money remains unclaimed and that after a date specified therein (which shall be at least 30 days from the date of such publication or mailing) any unclaimed balance of such money then remaining will be repaid to the Issuer. After payment to the Issuer, Holders entitled to such money must look to the Issuer for payment as general creditors unless an applicable law designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

Section 8.06. Reinstatement. If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 8.01, 8.02 or 8.03, as the case may be, by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.01, 8.02 or 8.03, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with Section 8.01, 8.02 or 8.03, as the case may be; *provided* that, if the Issuer has made any payment of principal of, premium, if any, or interest on any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the

rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE 9

MODIFICATION AND WAIVER

Section 9.01. Without Consent of Holders of Notes. (a) Notwithstanding Section 9.02 of this Indenture, the Trust, the Issuer, the Subsidiary Guarantors and the Trustee, without the consent of any Holder of Notes, may amend or supplement this Indenture, or the Notes or the Note Guarantees or the Trust Guarantee:

(i) to cure any ambiguity, defect, error or inconsistency;

(ii) comply with the provisions described under Section 5.01 or Section 4.18;

(iii) comply with any requirements of the SEC in connection with the qualification of this Indenture under the TIA;

(iv) evidence and provide for the acceptance of appointment by a successor Trustee; or

(v) make any change that, in the good faith opinion of the Board of Directors of the Issuer, does not materially and adversely affect the rights of any Holder.

(b) Upon the request of the Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental Indenture, and upon receipt by the Trustee of the documents described in Section 7.02(b) hereof stating that such amended or supplemental Indenture complies with this Section 9.01, the Trustee shall join with the Issuer, the Trust and the Subsidiary Guarantors in the execution of any amended or supplemental Indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental Indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02. With Consent of Holders. (a) Subject to Sections 6.04 and 6.07, the Issuer, when authorized by its Board of Directors (as evidenced by a Board Resolution delivered to the Trustee), and the Trustee may amend this Indenture, the Notes, the Note Guarantees or the Trust Guarantee with the written consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding, and the Holders of a majority in aggregate principal amount of the Notes then outstanding by written notice to the Trustee may waive future compliance by the Issuer, the Trust or any Subsidiary Guarantor with any provision of this Indenture or the Notes.

(b) Notwithstanding the provisions of this Section 9.02, without the consent of each Holder affected, an amendment or waiver, including a waiver pursuant to Section 6.04, may not:

(i) change the Stated Maturity of the principal of, or any installment of interest on, any Note;

(ii) reduce the principal amount of, or premium, if any, or interest on, any Note;

(iii) change the optional redemption dates or optional redemption prices of the Notes from that stated under Section 3.07;

(iv) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note;

(v) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note;

(vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes;

(vii) release the Trust from the Trust Guarantee or any Subsidiary Guarantor from its Note Guarantee, except as provided in this Indenture; or

(viii) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of this Indenture or for waiver of certain defaults.

(c) Upon the request of the Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental Indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02(b) hereof stating that any such amended or supplemental Indenture complies with this Section 9.02, the Trustee shall join with the Issuer, the Trust and the Subsidiary Guarantors in the execution of such amended or supplemental Indenture unless such amended or supplemental Indenture directly affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amended or supplemental Indenture.

(d) It shall not be necessary for the consent of the Holders of Notes under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

(e) After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Issuer shall mail to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuer to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amended or supplemental Indenture or waiver.

Section 9.03. Compliance with Trust Indenture Act. Every amendment or supplement to this Indenture or the Notes shall be set forth in a amended or supplemental Indenture that complies with the TIA as then in effect.

Section 9.04. Revocation and Effect of Consents. Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by such Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.05. Notation on or Exchange of Notes. The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Issuer in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.06. Trustee to Sign Amendments, Etc. The Trustee shall sign any amended or supplemental indenture or Note authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Issuer may not sign an amendment or supplemental indenture or Note until the Board of Directors approves it. In executing any amended or supplemental indenture or Note, the Trustee shall be entitled to receive and (subject to Section 7.01 hereof) shall be fully protected in relying upon, in addition to the documents required by Section 10.04 and Section 11.04 hereof, an Officer's Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, execute any such amendment or waiver which affects the Trustee's rights, duties or immunities under this Indenture or otherwise. In signing any amendment or waiver, the Trustee shall be entitled to receive an indemnity reasonably satisfactory to it.

ARTICLE 10

NOTE GUARANTEES

Section 10.01. Note Guarantee. Subject to this Article 10 each of the Subsidiary Guarantors hereby, jointly and severally, unconditionally guarantees on an unsubordinated basis to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Issuer hereunder or thereunder, that:

(a) (i) the principal of and interest on the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful (subject in all cases to any applicable grace period provided herein), and all other obligations of the Issuer to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Subsidiary Guarantors shall be jointly and severally obligated to pay the same immediately. Each Subsidiary Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) The Subsidiary Guarantors hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to this Indenture, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Subsidiary Guarantor. Subject to Section 6.06 hereof and to the extent permitted by applicable law, each Subsidiary Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest, notice and all demands whatsoever and covenant that this Note Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and this Indenture, or except as otherwise provided by this Indenture.

(c) If any Holder or the Trustee is required by any court or otherwise to return to the Issuer, the Subsidiary Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Issuer or the Subsidiary Guarantors, any amount paid by either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(d) Each Subsidiary Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Subsidiary Guarantor further agrees that, as between the Subsidiary Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) shall forthwith become due and payable by the Subsidiary Guarantors for the purpose of this Note Guarantee. The Subsidiary Guarantors shall have the right to seek contribution from any non-paying Subsidiary

Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantee.

Section 10.02. Limitation on Subsidiary Guarantor Liability. Each Subsidiary Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Subsidiary Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, provincial or state law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Subsidiary Guarantors hereby irrevocably agree that the obligations of such Subsidiary Guarantor shall, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Subsidiary Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under this Article 10, result in the obligations of such Subsidiary Guarantor under its Note Guarantee not constituting a fraudulent transfer or conveyance.

Section 10.03. Execution and Delivery of Note Guarantee. To evidence its Note Guarantee set forth in Section 10.01, each Subsidiary Guarantor hereby agrees that a notation of such Note Guarantee substantially in the form included in Exhibit D attached hereto shall be endorsed by an Officer of such Subsidiary Guarantor on each Note authenticated and delivered by the Trustee and that this Indenture shall be executed on behalf of such Subsidiary Guarantor by one of its Officers.

Each Subsidiary Guarantor hereby agrees that its Note Guarantee set forth in Section 10.01 shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Note Guarantee.

If an Officer whose signature is on this Indenture or on the Note Guarantee no longer holds that office at the time the Trustee authenticates the Note on which a Note Guarantee is endorsed, the Note Guarantee shall be valid nevertheless.

The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Subsidiary Guarantors.

Section 10.04. Releases Following Sale of Assets. Any Subsidiary Guarantor shall be released and relieved of any obligations under its Note Guarantee, (a) in connection with any sale of all of the Capital Stock of that Subsidiary Guarantor (including by way of merger, consolidation or amalgamation) to a Person that is not (either before or after giving effect to such transaction) an Affiliate of the Issuer, if the sale of all of such Capital Stock of that Subsidiary Guarantor complies with Section 4.10 hereof, including the application of the Net Proceeds therefrom; (b) if the Issuer designated such Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with this Indenture; or (c) solely in the case of a Note Guarantee created pursuant to Section 4.19(a), upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to Section 4.19, except a discharge or release by or as a result of payment under such Guarantee.

Any Subsidiary Guarantor not released from its obligations under its Note Guarantee shall remain liable for the full amount of principal of and interest on the Notes and for the other obligations of any Subsidiary Guarantor under this Indenture as provided in this Article 10.

Section 10.05. Additional Subsidiary Guarantors. The Issuer covenants and agrees that it shall cause any Person which becomes obligated to become a Subsidiary Guarantor, pursuant to the terms of Section 4.19, to execute a supplemental indenture substantially in the form of Exhibit E hereto and any other documentation requested by the Trustee satisfactory in form to the Trustee in accordance with Section 4.19 pursuant to which such Restricted Subsidiary shall guarantee the obligations of the Issuer under the Notes and this Indenture in accordance with this Article 10 with the same effect and to the same extent as if such Person had been named herein as a Subsidiary Guarantor.

Section 10.06. Notation Not Required. Neither the Issuer nor the Subsidiary Guarantors shall be required to make a notation on the Notes to reflect any Note Guarantee or any release, termination or discharge thereof.

Section 10.07. Successors and Assigns. This Article 10 shall be binding upon the Subsidiary Guarantors and each of their successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Notes shall automatically extend to and be vested in such transferee or assigns, all subject to the terms and conditions of this Indenture.

Except as set forth in Article 4 and 5 hereof, and notwithstanding the provisions of this Section, nothing contained in this Indenture shall prevent any consolidation, amalgamation or merger of a Subsidiary Guarantor with or into the Issuer or another Subsidiary Guarantor, or will prevent the sale or conveyance of the property of a Subsidiary Guarantor as an entirety or substantially as an entirety to the Issuer or another Subsidiary Guarantor.

Section 10.08. No Waiver. Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Article 10 shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and are not exclusive of any other rights, remedies or benefits which either may have under this Article 10 at law, in equity, by statute or otherwise.

Section 10.09. Modification. No modification, amendment or waiver of any provision of this Article 10, nor the consent to any departure by the Subsidiary Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Subsidiary Guarantor in any case shall entitle the Subsidiary Guarantor to any other or further notice or demand in the same, similar or other circumstance.

ARTICLE 11

TRUST GUARANTEE

Section 11.01. Trust Guarantee. Subject to this Article 11 the Trust Guarantor hereby fully and unconditionally guarantees on an unsubordinated basis to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes, the Note Guarantees or the obligations of each of the Issuer and the Subsidiary Guarantors hereunder or thereunder, that:

(a) the principal of and interest on the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful (subject in all cases to any applicable grace period provided herein), and all other obligations of (i) the Issuer to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof and (ii) each Subsidiary Guarantor under its Note Guarantee to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof. In case of any extension of time of payment or renewal of any Notes, Note Guarantees or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. The Trust Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) The Trust Guarantor hereby agrees that its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes, any of the Note Guarantees or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to this Indenture, the Notes and the Note Guarantees the recovery of any judgment against the Issuer or any Subsidiary Guarantor, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of the Trust Guarantor. Subject to Section 6.06 hereof and to the extent permitted by applicable law, the Trust Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer or any Subsidiary Guarantor, any right to require a proceeding first against the Issuer or any Subsidiary Guarantor, protest, notice and all demands whatsoever and covenant that this Trust Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes, the Note Guarantees and this Indenture, or except as otherwise provided by this Indenture.

(c) If any Holder or the Trustee is required by any court or otherwise to return to the Issuer, a Subsidiary Guarantor, the Trust Guarantor or any custodian, trustee, liquidator or other similar official acting in relation to either the Issuer, a Subsidiary Guarantor or the Trust Guarantor, any amount paid by either to the Trustee or such Holder, this Trust Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(d) The Trust Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. The Trust Guarantor further agrees that, as between the Trust Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Trust Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) shall forthwith become due and payable by the Trust Guarantor for the purpose of this Trust Guarantee.

Section 11.02. Limitation on Trust Guarantor Liability. The Trust Guarantor, and by its acceptance of Notes and the Note Guarantees, each Holder, hereby confirms that it is the intention of all such parties that the Trust Guarantee of the Trust Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, provincial or state law to the extent applicable to any Trust Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Trust Guarantor hereby irrevocably agree that the obligations of such Trust Guarantor shall, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Trust Guarantor that are relevant under such laws, result in the obligations of the Trust Guarantor under its Trust Guarantee not constituting a fraudulent transfer or conveyance.

Section 11.03. Execution and Delivery of Trust Guarantee. To evidence its Trust Guarantee set forth in Section 11.01, the Trust Guarantor hereby agrees that a notation of such Trust Guarantee substantially in the form included in Exhibit E attached hereto shall be endorsed by an Officer of the Trust Guarantor on each Note authenticated and delivered by the Trustee and that this Indenture shall be executed on behalf of the Trust Guarantor by one of its Officers.

The Trust Guarantor hereby agrees that its Trust Guarantee set forth in Section 11.01 shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Trust Guarantee.

If the Trustee whose signature is on this Indenture or on the Trust Guarantee no longer holds that office at the time the Trustee authenticates the Note on which a Trust Guarantee is endorsed, the Trust Guarantee shall be valid nevertheless.

The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Trust Guarantee set forth in this Indenture on behalf of the Trust Guarantor.

Section 11.04. Notation Not Required. None of the Issuer, a Subsidiary Guarantor or the Trust Guarantor shall be required to make a notation on the Notes to reflect any Trust Guarantee or any release, termination or discharge thereof.

Section 11.05. Successors and Assigns. This Article Eleven shall be binding upon the Trust Guarantor and each of its successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Notes shall automatically extend to and be vested in such transferee or assigns, all subject to the terms and conditions of this Indenture.

Except as set forth in Article 4 and 5 hereof, and notwithstanding the provisions of this Section, nothing contained in this Indenture shall prevent any consolidation, amalgamation or merger of the Trust Guarantor with or into the Issuer or a Subsidiary Guarantor, or will prevent the sale or conveyance of the property of the Trust Guarantor as an entirety or substantially as an entirety to the Issuer or a Subsidiary Guarantor.

Section 11.06. No Waiver. Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Article Eleven shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and are not exclusive of any other rights, remedies or benefits which either may have under this Article Eleven at law, in equity, by statute or otherwise.

Section 11.07. Modification. No modification, amendment or waiver of any provision of this Article Eleven, nor the consent to any departure by the Trust Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Trust Guarantor in any case shall entitle the Trust Guarantor to any other or further notice or demand in the same, similar or other circumstance.

ARTICLE 12

MISCELLANEOUS

Section 12.01. Trust Indenture Act Controls. This Indenture is subject to the provisions of the TIA that are required to be a part of this Indenture, and shall, to the extent applicable, be governed by such provisions. If any provision of this Indenture modifies any TIA provision that may be so modified, such TIA provision shall be deemed to apply to this Indenture as so modified. If any provision of this Indenture excludes any TIA provision that may be so excluded, such TIA provision shall be excluded from this Indenture.

The provisions of TIA §§ 310 through 317 that impose duties on any Person (including the provisions automatically deemed included unless expressly excluded by this Indenture) are a part of and govern this Indenture, whether or not physically contained herein.

Section 12.02. Notices. Any notice or communication by the Trust, the Issuer, any Subsidiary Guarantor or the Trustee to the others is duly given if in writing and delivered in

Person or mailed by first class mail (registered or certified, return receipt requested), telex, telecopier or overnight air courier guaranteeing next day delivery, to the others' address.

If to the Trust, the Issuer and/or any Subsidiary Guarantor:

Harvest Operations Corp.
1900, 330 5th Avenue S.W.
Calgary, Alberta
T2P 0L4
Facsimile: 403-265-3490
Attention: Corporate Secretary

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Facsimile: 212-757-3990
Attention: Andrew J. Foley

If to the Trustee:

U.S. Bank National Association
EP-MN-WS3C
60 Livingston Avenue
St. Paul, MN 55107-2292
Facsimile: 651- 495-8097
Attention: Corporate Trust Department

The Trust, the Issuer, any Subsidiary Guarantor or the Trustee, by notice to the others may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: (i) at the time delivered by hand, if personally delivered; (ii) five Business Days after being deposited in the mail, postage prepaid, if mailed; (iii) when answered back, (iv) if telexed; when receipt acknowledged, if telecopied; and (v) the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

Any notice or communication to a Holder shall be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar. Any notice or communication shall also be so mailed to any Person described in TIA § 313(c), to the extent required by the TIA. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Issuer mails a notice or communication to Holders, it shall mail a copy to the Trustee and each Agent at the same time.

Section 12.03. Communication by Holders of Notes with Other Holders of Notes. Holders may communicate pursuant to TIA § 312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Issuer, the Trustee, the Registrar and anyone else shall have the protection of TIA § 312(c).

Section 12.04. Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Issuer to the Trustee to take any action under this Indenture (other than in connection with the Exchange Offer contemplated by Section 2.06(f) or under Section 2.02 hereof unless required by the TIA), the Issuer shall furnish to the Trustee:

(a) an Officers' Certificate (which shall include the statements set forth in Section 12.05 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied;

(b) an Opinion of Counsel (which shall include the statements set forth in Section 12.05 hereof) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied; and

(c) where applicable, a certificate or opinion by an independent certified public accountant satisfactory to the Trustee that complies with TIA § 314(c).

Section 12.05. Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA § 314(a)(4)) shall comply with the provisions of TIA § 314(e) and shall include:

(a) a statement that the Person making such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

Section 12.06. Rules by Trustee and Agents. The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 12.07. No Personal Liability of Incorporators, Unitholders, Officers, Directors or Employees. No recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Issuer or the Trust in this Indenture, or in any of the Notes or the Trust Guarantee or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, unitholder, officer, director, employee or controlling person of the Trust or of any successor Person thereof. In addition, recourse against the trustee of the Trust in any manner in respect of any Indebtedness, liability or obligation of the Trust in respect of the Notes, this Indenture or the Trust Guarantee or arising in connection therewith, or from matters to which any of the foregoing relate, including, without limitation, claims based on negligence or other tortious behavior, shall be limited to and satisfied only out of the Trust Fund (as defined in the trust indenture of the Trust). Each Holder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes and the Trust Guarantee. Such waiver may not be effective to waive liabilities under the United States federal securities laws.

Section 12.08. Valiant Trust Company. The parties hereto acknowledge that Valiant Trust Company is entering into this Indenture solely in its capacity as trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Valiant Trust Company or any of the unitholders of the Trust and that any recourse against Valiant Trust Company or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or in connection herewith or from the matters to which this Indenture relates, if any, including without limitation claims based on negligence or other tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund as defined in the amended and restated trust indenture dated September 27, 2002 between Harvest Operations Corp. and Valiant Trust Company, as amended and restated effective January 1, 2004.

Section 12.09. Unitholder of Harvest Sask Energy Trust. The parties hereto acknowledge that the obligations of Harvest Sask Energy Trust hereunder shall not be binding upon the Trust, in its capacity as sole unitholder of Harvest Sask Energy Trust, and that any recourse against the Trust, in such capacity as unitholder, in any manner in respect of any indebtedness, obligations or liability of Harvest Sask Energy Trust arising hereunder or arising in connection herewith or from the matters to which this Indenture relates, if any, including without limitation claims based on negligence or otherwise tortious behavior shall be limited to, and satisfied only out of, the "Trust Fund" as defined in the Harvest Sask Energy Trust Indenture dated September 29, 2003 as amended to the date hereof.

Section 12.10. Governing Law. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS INDENTURE, THE NOTES, THE NOTE GUARANTEES AND THE TRUST GUARANTEE.

Section 12.11. Submission to Jurisdiction; Agent for Service; Waiver of Immunities. Each of the Issuer, the Trust and the Subsidiary Guarantors irrevocably (i) agrees that any legal suit, action or proceeding against the Issuer, the Trust or the Subsidiary Guarantors brought by any Holder arising out of or based upon this Indenture may be instituted in any United States federal court or New York State court located in the Borough of Manhattan in The City of New York (a "New York Court"), (ii) waives, to the fullest extent it may effectively do

so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of a New York Court in any such suit, action or proceeding.

Each of the Issuer, the Trust and the Subsidiary Guarantors has appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011 (and any successor entity), which appointment shall be irrevocable, as its authorized agent (the "Authorized Agent") upon whom process may be served in any such action arising out of or based on this Indenture which may be instituted by any Holder. The Issuer, the Trust and the Subsidiary Guarantors, jointly and severally, represent and warrant that the Authorized Agent has agreed to act as such agent for service of process and agree to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid.

To the extent that the Issuer, the Trust or any Subsidiary Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

Section 12.12. Judgment Currency. If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trust could purchase United States dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given. The obligations of the Issuer, the Trust and the Subsidiary Guarantors in respect of any sum due from it to any Holder shall, notwithstanding any judgment in any currency other than United States dollars, not be discharged until the first Business Day, following receipt by such Holder of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Holder may in accordance with normal banking procedures purchase United States dollars with such other currency in amount at least equal to the sum originally due in United States dollars; if the United States dollars so purchased are less than the sum originally due to such Holder hereunder, the Issuer, the Trust and the Subsidiary Guarantors, jointly and severally, agree, as a separate obligation and notwithstanding any such judgment, to indemnify such a Holder against such loss. If the United States dollars so purchased are greater than the sum originally due to such Holder hereunder, such Holder agrees to pay to the Issuer, the Trust or the Subsidiary Guarantors (as applicable, but without duplication) an amount equal to the excess of the dollars so purchased over the sum originally due to such Holder hereunder.

Section 12.13. No Adverse Interpretation of Other Agreements. Except for the Notes, Note Guarantees and Trust Guarantee, this Indenture may not be used to interpret any other indenture, loan or debt agreement of the Issuer or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture. All agreements of the Trust Guarantor and each Subsidiary Guarantor in this Indenture shall bind its successors.

Section 12.14. Successors. All agreements of the Issuer in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors. All agreements of the Trust Guarantor and each Subsidiary Guarantor in this Indenture shall bind its successors.

Section 12.15. Severability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 12.16. Counterpart Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 12.17. Table of Contents, Headings, Etc. The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have executed this Indenture as of October 14, 2004.

HARVEST OPERATIONS CORP.

By: ______________________
Name:
Title:

Valiant Trust Company
in its capacity as trustee of,
HARVEST ENERGY TRUST

By: ______________________
Name:
Title:

1115650 Alberta Ltd.,
in its capacity as trustee of
HARVEST SASK ENERGY TRUST

By: ______________________
Name:
Title:

1115638 Alberta Ltd.,
in its capacity as trustee of
HARVEST BREEZE TRUST NO. 1

By: ______________________
Name:
Title:

1115650 Alberta Ltd.,
in its capacity as trustee of
HARVEST BREEZE TRUST NO. 2

By:________________________
Name:
Title:

1115650 Alberta Ltd.
in its capacity as trustee
of Harvest Breeze trust No. 2,
as managing partner of
BREEZE RESOURCES PARTNERSHIP

By:________________________
Name:
Title:

REDEARTH ENERGY INC.

By:________________________
Name: Jacob Roorda
Title: President

1115638 ALBERTA LTD.

By:________________________
Name:
Title:

1115650 ALBERTA LTD.

By:______________________________
Name:
Title:

IN WITNESS WHEREOF, the parties have executed this Indenture as of October 14, 2004.

HARVEST OPERATIONS CORP.

By:______________________________
Name:
Title:

Valiant Trust Company
in its capacity as trustee of,
HARVEST ENERGY TRUST

By: CHERYL DAHLAGER/MANAGER, INCOME TRUSTS

By:______________________________
Name: ZINAT DAMJI
Title: PRESIDENT

1115650 Alberta Ltd.,
in its capacity as trustee of
HARVEST SASK ENERGY TRUST

By:______________________________
Name:
Title:

1115638 Alberta Ltd.,
in its capacity as trustee of
HARVEST BREEZE TRUST NO. 1

By:______________________________
Name:
Title:

U.S. BANK NATIONAL ASSOCIATION,
as trustee

By: [signature]
Name: Richard Prokosch
Title: Vice President

SCHEDULE I
SUBSIDIARY GUARANTORS

Harvest Sask Energy Trust
Harvest Breeze Trust No. 1
Harvest Breeze Trust No. 2
Breeze Resources Partnership
Redearth Energy Inc.
1115638 Alberta Ltd.
1115650 Alberta Ltd.

EXHIBIT A

[Face of Note]

[THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.12 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER.

THIS NOTE AND THE GUARANTEES ENDORSED HEREON HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT, OR (C) IT IS AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT) (AN "INSTITUTIONAL ACCREDITED INVESTOR"), (2) AGREES THAT IT WILL NOT, WITHIN THE TIME PERIOD REFERRED TO IN RULE 144(k) UNDER THE SECURITIES ACT AFTER THE ORIGINAL ISSUANCE OF THESE NOTES, RESELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO HARVEST OPERATIONS CORP. OR ANY SUBSIDIARY THEREOF, (B) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) INSIDE THE UNITED STATES TO AN INSTITUTIONAL ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES TO THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS NOTE (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE TRUSTEE) AND IF SUCH TRANSFER IS IN RESPECT OF AN AGGREGATE PRINCIPAL AMOUNT OF NOTES OF LESS THAN

$100,000, AN OPINION OF COUNSEL ACCEPTABLE TO HARVEST ENERGY TRUST THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE SECURITIES ACT OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS NOTE WITHIN THE TIME PERIOD REFERRED TO IN RULE 144(k) UNDER THE SECURITIES ACT AFTER THE ORIGINAL ISSUANCE OF THESE NOTES, THE HOLDER MUST CHECK THE APPROPRIATE BOX SET FORTH ON THE REVERSE HEREOF RELATING TO THE MANNER OF SUCH TRANSFER AND SUBMIT THIS CERTIFICATE TO THE TRUSTEE. IF THE PROPOSED TRANSFEREE IS AN INSTITUTIONAL ACCREDITED INVESTOR, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE TRUSTEE AND HARVEST ENERGY TRUST SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT. THE INDENTURE CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS NOTE IN VIOLATION OF THE FOREGOING RESTRICTIONS.]

[If Temporary Regulation S Global Note- THE NOTE IS A TEMPORARY REGULATION S GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE REFERRED TO HEREINAFTER. EXCEPT IN THE CIRCUMSTANCES DESCRIBED IN SECTION 2.06 OF THE INDENTURE, NO TRANSFER OR EXCHANGE OF AN INTEREST IN THIS TEMPORARY GLOBAL NOTE MAY BE MADE FOR AN INTEREST IN THE RESTRICTED GLOBAL NOTE. NO EXCHANGE OF AN INTEREST IN THIS TEMPORARY REGULATION S GLOBAL NOTE MAY BE MADE FOR AN INTEREST IN THE PERMANENT REGULATION S GLOBAL NOTE EXCEPT (A) ON OR AFTER THE TERMINATION OF THE DISTRIBUTION COMPLIANCE PERIOD (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT")) AND (B) UPON DELIVERY OF THE OWNER SECURITIES CERTIFICATION AND THE TRANSFEREE SECURITIES CERTIFICATION RELATING TO SUCH INTEREST IN ACCORDANCE WITH THE TERMS OF THE INDENTURE.

UNTIL 40 DAYS AFTER THE COMMENCEMENT OF THE OFFERING OF THE NOTES, AN OFFER OR SALE OF THE NOTES WITHIN THE UNITED STATES BY A DEALER (AS DEFINED IN THE SECURITIES ACT OF 1933, AS AMENDED) MAY VIOLATE THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED IF SUCH OFFER OR SALE IS MADE OTHERWISE THAN IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT OF 1933, AS AMENDED.]

[If Restricted Global Note – CUSIP Number: ISIN Number:]

[If Temporary Regulation S Global Note or Regulation S Global Note – CUSIP Number:
ISIN Number:]

No. ___ **$_________**

HARVEST OPERATIONS CORP.

7⅞% Senior Notes due 2011

Harvest Operations Corp. (the "Issuer"), for value received, promises to pay to CEDE & Co., or its registered assigns, the principal sum of [Amount of Note] $_____________ Dollars on October 15, 2011.

Interest Payment Dates: April 15 and October 15 of each year, starting on April 15, 2005.

Record Dates: April 1 and October 1.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Issuer has caused this Note to be signed manually or by facsimile by its duly authorized officers.

HARVEST OPERATIONS CORP.

By: ______________________
Name:
Title:

(Trustee's Certificate of Authentication)

This is one of the 7⅞% Senior Notes due 2011 referred to in the within-mentioned Indenture.

Dated:

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By: ________________
Authorized Signatory

[Reverse Side of Note]

HARVEST OPERATIONS CORP.

7⅞% Senior Notes due 2011

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. Interest. The Issuer promises to pay interest on the principal amount and premium, if any, of this Note at 7⅞% per annum from the date hereof until Maturity. The Issuer shall pay interest semi-annually on April 15 and October 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an "*Interest Payment Date*"). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; *provided* that if there is no existing Default in the payment of interest, and if this Note is authenticated between a Record Date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; *provided further* that the first Interest Payment Date shall be April 15, 2005. The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at a rate that is 1% per annum in excess of the rate then in effect; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest from time to time on demand at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

If neither an exchange offer (the "*Exchange Offer*") registered under the Securities Act is consummated nor a shelf registration statement (the "Shelf Registration Statement") under the Securities Act with respect to resales of the Notes is declared effective by the Commission on or before May 12, 2005 in accordance with the terms of the Registration Rights Agreement dated October 14, 2004 between the Issuer, the Trust, the Subsidiary Guarantors and Morgan Stanley & Co. Incorporated, TD Securities (USA) Inc., NBF Securities (USA) Corp., WestLB AG, London Branch and WestLB Securities Inc. then the annual interest rate borne by the Notes shall be increased by 0.25% from the rate shown above accruing from May 12, 2005, payable in cash semiannually, in arrears, on each Interest Payment Date, commencing April 15, 2005 until the earlier of consummation of the Exchange Offer, the effectiveness of the Shelf Registration Statement or the expiration of the time period referred to in Rule 144(k) under the Securities Act. The Holder of this Note is entitled to the benefits of such Registration Rights Agreement.

2. Method of Payment. The Issuer shall pay interest on the Notes (except defaulted interest) to the Persons who are registered Holders of Notes at the close of business on the Record Date immediately preceding the Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.13 of the Indenture with respect to defaulted interest. The Notes shall be payable as to principal, premium, if any, and interest at the office or agency of the Issuer maintained for such purpose within or without the City and State of New York, or, at the option of the Issuer,

payment of interest may be made by check mailed to the Holders at their addresses set forth in the register of Holders, and provided that payment by wire transfer of immediately available funds shall be required with respect to principal of and interest, premium on, all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Issuer or the Paying Agent at least 5 Business Days prior to the applicable payment date. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3. Paying Agent and Registrar. Initially, U.S. Bank National Association, the Trustee under the Indenture, shall act as Paying Agent and Registrar. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer or any of its Subsidiaries may act in any such capacity.

4. Indenture. The Issuer issued the Notes under an Indenture dated as of October 14, 2004 (the "Indenture") among the Issuer, the Trust, the Subsidiary Guarantors and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Indenture pursuant to which this Note is issued provides that an unlimited aggregate principal amount of Additional Notes may be issued thereunder.

5. Optional Redemption. (a) Except as set forth in clauses (b), (c) and (d) of this Section 5, the Notes shall not be redeemable at the Issuer's option prior to October 15, 2008. Thereafter, the Issuer may redeem all or a part of the Notes, from time to time, upon not less than 30 nor more than 60 days' notice, at the redemption prices for the Notes (expressed as a percentage of principal amount) as set forth below, plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on October 15 of the years indicated below:

Year	**Percentage**
2008	103.938%
2009	101.969%
2010 and thereafter	100.000%

(b) At any time prior to October 15, 2007, the Issuer may redeem up to 35% of the principal amount of Notes with the Net Cash Proceeds of one or more sales of Capital Stock (other than Disqualified Stock) of the Trust at a redemption price (expressed as a percentage of principal amount) of 107.875%, plus accrued and unpaid interest to the redemption date; *provided* that at least 65% of the aggregate principal amount of Notes originally issued on the Closing Date remains outstanding after each such redemption; and notice of any such redemption is mailed within 90 days of each such sale of Capital Stock.

(c) In addition, before October 15, 2008, the Issuer may also redeem the notes at a redemption price equal to the redemption price (expressed as a percentage of principal amount) of 103.938% plus accrued and unpaid interest to the redemption date, if, in the Opinion

of Counsel, such redemption is necessary to prevent the Trust from being disqualified as a unit trust or a mutual fund trust for the purposes of the Income Tax Act (Canada). If such redemption would result in less than 65% of the aggregate principal amount of Notes originally issued on the Closing Date being outstanding, the Issuer shall be required to redeem all of the outstanding Notes on the same terms.

(d) The Issuer may redeem the Notes at any time at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest on the Notes to the redemption date, if the Issuer has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after October 7, 2004.

6. Offer to Purchase. (a) An Offer to Purchase shall remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "*Offer Period*"). No later than five Business Days after the termination of the Offer Period (the "*Purchase Date*"), the Issuer shall purchase the principal amount of Notes required to be purchased pursuant to Section 4.10 or 4.14 of the Indenture (the "*Offer Amount*") or, if less than the Offer Amount has been tendered, all Notes tendered in response to the Offer to Purchase. Payment for any Notes so purchased shall be made in the same manner as interest payments are made.

(b) If the Purchase Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Offer to Purchase.

(c) Upon the commencement of an Offer to Purchase, the Issuer shall send, by first class mail, a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer to Purchase shall be made to all Holders. The notice, which shall govern the terms of the Offer to Purchase, shall include all of the information set forth in the definition of "Offer to Purchase" in the Indenture.

(d) On the Payment Date, the Issuer shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Issuer. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; *provided* that each Note purchased and each new Note issued shall be in a principal amount of US$1,000 or integral multiples of US$1,000. The Issuer will publicly announce the

results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase.

(e) The Issuer will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Issuer is required to repurchase Notes pursuant to an Offer to Purchase.

(f) Other than as specifically provided in Section 3.09 of the Indenture, any purchase pursuant to Section 3.09 of the Indenture shall be made pursuant to Sections 3.01 through 3.06 of the Indenture.

7. Selection and Notice of Redemption. If less than all of the Notes are to be redeemed or purchased in an offer to purchase at any time, the Trustee shall select the Notes to be redeemed or purchased among the Holders in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or in accordance with any other method the Trustee shall deem fair and appropriate. At least 30 days but not more than 60 days before a redemption date, the Issuer shall mail or cause to be mailed, by first class mail, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address. The notice shall identify the Notes to be redeemed and shall state:(i) the redemption date; (ii) the redemption price; (iii) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion of the original Note shall be issued in the name of the Holder thereof upon cancellation of the original Note; (iv) the name and address of the Paying Agent; (v) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price and become due on the date fixed for redemption; (vi) that, unless the Issuer defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date; (vii) the paragraph of the Notes and/or Section of the Indenture pursuant to which the Notes called for redemption are being redeemed; and (viii) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes.

8. Denominations, Transfer, Exchange. The Notes are in registered form without coupons in denominations of $1,000 and integral multiples of $1,000. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Issuer need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a record date and the corresponding Interest Payment Date.

9. Persons Deemed Owners. The registered Holder of a Note will be treated as its owner for all purposes.

10. Modification and Waiver. (a) Notwithstanding Section 9.02 of the Indenture, the Trust, the Issuer, the Subsidiary Guarantors and the Trustee, without the consent of any Holder of Notes, may amend or supplement the Indenture, or the Notes or the Note Guarantees or the Trust Guarantee:

(i) to cure any ambiguity, defect, error or inconsistency;

(ii) comply with the provisions described under Section 5.01 or Section 4.18 of the Indenture;

(iii) comply with any requirements of the SEC in connection with the qualification of the Indenture under the TIA;

(iv) evidence and provide for the acceptance of appointment by a successor Trustee; or

(v) make any change that, in the good faith opinion of the Board of Directors of the Issuer, does not materially and adversely affect the rights of any Holder.

Upon the request of the Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental Indenture, and upon receipt by the Trustee of the documents described in Section 7.02(b) of the Indenture stating that such amended or supplemental Indenture complies with Section 9.01 of the Indenture, the Trustee shall join with the Issuer in the execution of any amended or supplemental Indenture authorized or permitted by the terms of the Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental Indenture that affects its own rights, duties or immunities under the Indenture or otherwise.

(b) With Consent of Holders. Subject to Sections 6.04 and 6.07 of the Indenture, the Issuer, when authorized by its Board of Directors (as evidenced by a Board Resolution delivered to the Trustee), the Trust, the Subsidiary Guarantors and the Trustee may amend the Indenture, the Notes, the Note Guarantees or the Trust Guarantee with the written consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding, and the Holders of a majority in aggregate principal amount of the Notes then outstanding by written notice to the Trustee may waive future compliance by the Issuer with any provision of the Indenture or the Notes.

Notwithstanding the provisions of Section 9.02 of the Indenture, without the consent of each Holder affected, an amendment or waiver, including a waiver pursuant to Section 6.04 of the Indenture, may not:

(i) change the Stated Maturity of the principal of, or any installment of interest on, any Note;

(ii) reduce the principal amount of, or premium, if any, or interest on, any Note;

(iii) change the optional redemption dates or optional redemption prices of the Notes from that stated under Section 3.07 of the Indenture;

(iv) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note;

(v) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note;

(vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes;

(vii) release the Trust from the Trust Guarantee or any Subsidiary Guarantor from its Note Guarantee, except as provided in the Indenture; or

(viii) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

(c) Upon the request of the Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental Indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02(b) of the Indenture stating that any such amended or supplemental Indenture complies with Section 9.02 of the Indenture, the Trustee shall join with the Issuer, the Trust and the Subsidiary Guarantors in the execution of such amended or supplemental Indenture unless such amended or supplemental Indenture directly affects the Trustee's own rights, duties or immunities under the Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amended or supplemental Indenture.

(d) It shall not be necessary for the consent of the Holders of Notes under Section 9.02 of the Indenture to approve the particular form of any proposed amendment supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

(e) After an amendment, supplement or waiver under Section 9.02 of the Indenture becomes effective, the Issuer shall mail to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuer to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amended or supplemental Indenture or waiver.

11. Defaults and Remedies. If an Event of Default (other than an Event of Default specified in clause (vi) or (viii) of Section 6.01 of the Indenture that occurs with respect to the Trust, the Issuer or any Subsidiary Guarantor) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to the Issuer (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a

declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (v) or (vi) of Section 6.01 of the Indenture has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (v) or (vi) of Section 6.01 of the Indenture shall be remedied or cured by the Trust, the Issuer, the relevant Subsidiary Guarantor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (vi) or (viii) of Section 6.01 of the Indenture occurs with respect to the Trust, the Issuer or any Subsidiary Guarantor, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

At any time after such declaration of acceleration, but before a judgment or decree for the payment of money due has been obtained by the Trustee, the Holders of at least a majority in aggregate principal amount of the outstanding Notes by written notice to the Issuer and to the Trustee, may waive on behalf of all Holders all past Defaults and rescind and annul a declaration of acceleration and its consequences if (a) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

If an Event of Default occurs and is continuing, the Trustee may, and at the direction of the Holders of at least a majority in principal amount of the outstanding Notes shall, pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, premium, if any, or interest on the Notes or to enforce the performance of any provision of the Notes or the Indenture.

12. Trustee Dealings with Issuer. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Issuer or its Affiliates, and may otherwise deal with the Issuer or its Affiliates, as if it were not the Trustee.

13. No Recourse Against Others. No past, present or future director, officer, employee, incorporator, stockholder, unitholder or agent of the Trust, the Issuer or any Subsidiary Guarantor, as such, shall have any liability for any obligations of the Trust, the Issuer or any Subsidiary Guarantor under the Notes, any Note Guarantees, the Trust Guarantee, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

14. Valiant Trust Company. The parties hereto acknowledge that Valiant Trust Company is entering into the Indenture solely in its capacity as trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Valiant Trust Company or any of the unitholders of the Trust and that any recourse against Valiant Trust Company or any unitholder in any manner in respect of any indebtedness, obligation or liability

of the Trust arising hereunder or in connection herewith or from the matters to which the Indenture relates, if any, including without limitation claims based on negligence or other tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund as defined in the amended and restated trust indenture dated September 27, 2002 between Harvest Operations Corp. and Valiant Trust Company, as amended and restated effective January 1, 2004.

15. Unitholder of Harvest Sask Energy Trust. The parties hereto acknowledge that the obligations of Harvest Sask Energy Trust hereunder shall not be binding upon the Trust, in its capacity as sole unitholder of Harvest Sask Energy Trust, and that any recourse against the Trust, in such capacity as unitholder, in any manner in respect of any indebtedness, obligations or liability of Harvest Sask Energy Trust arising hereunder or arising in connection herewith or from the matters to which the Indenture relates, if any, including without limitation claims based on negligence or otherwise tortious behavior shall be limited to, and satisfied only out of, the "Trust Fund" as defined in the Harvest Sask Energy Trust Indenture dated September 29, 2003 as amended to the date hereof.

16. Authentication. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

17. Additional Rights of Holders of Restricted Global Notes and Restricted Certificated Notes. In addition to the rights provided to Holders of Notes under the Indenture, Holders of Restricted Global Notes and Restricted Definitive Notes shall have all the rights set forth in the Registration Rights Agreement, dated as of October 14, 2004, among the Trust, the Issuer, the Subsidiary Guarantors and the parties named on the signature pages thereof or, in the case of Additional Notes, Holders of Restricted Global Notes and Restricted Definitive Notes shall have the rights set forth in one or more registration rights agreements, if any, among the Trust, the Issuer, the Subsidiary Guarantors and the other parties thereto, relating to rights given by the Issuer to the purchasers of Additional Notes (collectively, the "Registration Rights Agreement").

18. CUSIP Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Issuer shall furnish to any Holder upon written request and without charge a copy of the Indenture and/or the Registration Rights Agreement. Requests may be made to:

If to the Trust, the Issuer and/or any Subsidiary Guarantor:

Harvest Operations Corp.
1900, 330 5th Avenue S.W.
Calgary, Alberta
T2P 0L4
Facsimile: 403-265-3490
Attention: Corporate Secretary

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Facsimile: 212-757-3990
Attention: Andrew J. Foley

ASSIGNMENT FORM

To assign this Note, fill in the form below: (I) or (we) assign and transfer this Note to

(Insert assignee's legal name)
(Insert assignee's soc. sec. or tax I.D. no.)
(Print or type assignee's name, address and zip code)
and irrevocably appoint ____________________
to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date: ______________

Your Signature:________________________
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee.*

* Participant is recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuer pursuant to Section 4.10 or 4.14 of the Indenture, check the box below:

☐ Section 4.10 ☐ Section 4.14

If you want to elect to have only part of the Note purchased by the Issuer pursuant to Section 4.10 or Section 4.14 of the Indenture, state the amount you elect to have purchased: $_______

Date: ______________

Your Signature:______________________
(Sign exactly as your name appears on the Note)
Tax Identification No:__________________

Signature Guarantee.*

* Participant is recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF GLOBAL NOTE

The following exchanges of a part of this Global Note for an interest in another Global Note or of another Global Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of Decrease in Principal of this Global Note	Amount of Increase in Principal of this Global Note	Principal Amount of this Global Note Following such decrease (or increase)	Signature of Authorized Officer of Trustee or Note Custodian

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

Re: 7⅞% Senior Notes due 2011

Reference is hereby made to the Indenture, dated as of October 14, 2004 (the "Indenture"), between Harvest Operations Corp., as issuer (the "Issuer"), Harvest Energy Trust, the Subsidiary Guarantors, as defined therein (the "Subsidiary Guarantors") and U.S. Bank National Association, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

_____________, (the "Transferor") owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $__________ in such Note[s] or interests (the "Transfer"), to _________ (the "Transferee"), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

☐ 1. **Check if Transferee shall take delivery of a beneficial interest in the 144A Global Note or a Certificated Note Pursuant to Rule 144A**. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Certificated Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Certificated Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a "qualified institutional buyer" within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Note shall be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Certificated Note and in the Indenture and the Securities Act.

☐ 2. **Check if Transferee shall take delivery of a beneficial interest in the Regulation S Global Note or a Certificated Note pursuant to Regulation S**. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (a) the Transfer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (b) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (c) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (d) if the proposed transfer is being made prior to the expiration of the

Restricted Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Note shall be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Certificated Note and in the Indenture and the Securities Act.

☐ 3. **Check and complete if Transferee shall take delivery of a beneficial interest in a Certificated Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S.** The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Certificated Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

☐ (a) such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

or

☐ (b) such Transfer is being effected to the Issuer or a subsidiary thereof;

or

☐ (c) such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act.

☐ 4. **Check if Transferee shall take delivery of a beneficial interest in an Unrestricted Global Note or of an Unrestricted Certificated Note.**

☐ (a) **Check if Transfer is pursuant to Rule 144.** (a) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (b) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Note shall no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Certificated Notes and in the Indenture.

☐ (b) **Check if Transfer is pursuant to Regulation S.** (a) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (b) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated

Note shall no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Certificated Notes and in the Indenture.

☐ (c) **Check if Transfer is pursuant to Other Exemption.** (a) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (b) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Note shall not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Certificated Notes and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Transferor]

By: ____________________
Name:
Title:

Dated:____________, ____

ANNEX A TO CERTIFICATE OF TRANSFER

1. The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

☐ (a) a beneficial interest in the:

(i) 144A Global Note (CUSIP ____); or

(ii) Regulation S Global Note (CUSIP ____); or

☐ (b) a Restricted Certificated Note.

2. After the Transfer the Transferee shall hold:

[CHECK ONE]

☐ (c) a beneficial interest in the:

(i) 144A Global Note (CUSIP ____); or

(ii) Regulation S Global Note (CUSIP ____); or

(iii) Unrestricted Global Note (CUSIP ____); or

☐ (d) a Restricted Certificated Note; or

☐ (e) an Unrestricted Certificated Note,

in accordance with the terms of the Indenture.

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

Re: 7⅞% Senior Notes due 2011

(CUSIP____________)

Reference is hereby made to the Indenture, dated as of October 14, 2004 (the "Indenture"), between Harvest Operations Corp., as issuer (the "Issuer"), Harvest Energy Trust, the Subsidiary Guarantors named therein (the "Subsidiary Guarantors") and U.S. Bank National Association, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

___________, (the "Owner") owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $___________ in such Note[s] or interests (the "Exchange"). In connection with the Exchange, the Owner hereby certifies that:

1. **Exchange of Restricted Certificated Notes or Beneficial Interests in a Restricted Global Note for Unrestricted Certificated Notes or Beneficial Interests in an Unrestricted Global Note.**

☐ (a) **Check if Exchange is from Beneficial Interest in a Restricted Global Note to Beneficial Interest in an Unrestricted Global Note.** In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the "Securities Act"), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

☐ (b) **Check if Exchange is from Beneficial Interest in a Restricted Global Note to Unrestricted Certificated Note.** In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for an Unrestricted Certificated Note, the Owner hereby certifies (i) the Certificated Note is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Certificated Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

☐ (c) **Check if Exchange is from Restricted Certificated Note to Beneficial Interest in an Unrestricted Global Note**. In connection with the Owner's Exchange of a Restricted Certificated Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Certificated Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

☐ (d) **Check if Exchange is from Restricted Certificated Note to Unrestricted Certificated Note**. In connection with the Owner's Exchange of a Restricted Certificated Note for an Unrestricted Certificated Note, the Owner hereby certifies (i) the Unrestricted Certificated Note is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Certificated Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Certificated Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2. **Exchange of Restricted Certificated Notes or Beneficial Interests in Restricted Global Notes for Restricted Certificated Notes or Beneficial Interests in Restricted Global Notes.**

☐ (a) **Check if Exchange is from beneficial interest in a Restricted Global Note to Restricted Certificated Note**. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for a Restricted Certificated Note with an equal principal amount, the Owner hereby certifies that the Restricted Certificated Note is being acquired for the Owner's own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Certificated Note issued shall continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Certificated Note and in the Indenture and the Securities Act.

☐ (b) **Check if Exchange is from Restricted Certificated Note to Beneficial Interest in a Restricted Global Note**. In connection with the Exchange of the Owner's Restricted Certificated Note for a beneficial interest in the [CHECK ONE] 144A Global Note, Regulation S Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued shall be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Owner]

By: ____________________
Name:
Title:

Dated: ________________, ____

EXHIBIT D

FORM OF NOTATION OF NOTE GUARANTEE

For value received, each Subsidiary Guarantor (which term includes any successor Person under the Indenture) has, jointly and severally, unconditionally guaranteed on an unsubordinated basis, to the extent set forth in the Indenture and subject to the provisions in the Indenture dated as of October 14, 2004 (the "Indenture") among Harvest Operations Corp. (the "Issuer"), the Subsidiary Guarantors named therein, Harvest Energy Trust (the "Trust") and U.S. Bank National Association, as trustee (the "Trustee"), (a) the due and punctual payment of the principal of, premium and interest on the Notes (as defined in the Indenture), whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal and premium, and, to the extent permitted by law, interest and the due and punctual performance of all other obligations of the Issuer to the Holders or the Trustee all in accordance with the terms of the Indenture and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. The obligations of the Subsidiary Guarantors to the Holders of Notes and to the Trustee pursuant to this Note Guarantee and the Indenture are expressly set forth in Article 10 of the Indenture and reference is hereby made to the Indenture for the precise terms of this Note Guarantee. Each Holder of a Note, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee, on behalf of such Holder, to take such action as may be necessary or appropriate to effectuate the subordination as provided in the Indenture and (c) appoints the Trustee attorney-in-fact of such Holder for such purpose.

Notwithstanding the foregoing, this Note Guarantee shall be automatically and unconditionally released and discharged upon:

(a) any sale, exchange or transfer, to any Person not an Affiliate of the Trust, of all of the Trust's and each Restricted Subsidiary's Capital Stock in such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by this Indenture) or upon the designation of such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the Indenture;

(b) the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee, except a discharge or release by or as a result of payment under such Guarantee; or

(c) the execution of a supplemental indenture to the Indenture by such Subsidiary Guarantor expressly assuming as co-obligor all of the obligations of the Issuer under the Indenture and the Notes.

IN WITNESS HEREOF, the Subsidiary Guarantors have caused this Notation of Note Guarantee to be executed by a duly authorized officer.

[Name of Subsidiary Guarantor]

By: ________________________________
Name:
Title

EXHIBIT E

FORM OF NOTATION OF TRUST GUARANTEE

For value received, Harvest Energy Trust (the "Trust", which term includes any successor Person under the Indenture) has fully and unconditionally guaranteed on an unsubordinated basis, to the extent set forth in the Indenture and subject to the provisions in the Indenture dated as of October 14, 2004 (the "Indenture") among Harvest Operations Corp. (the "Issuer"), the Trust, the Subsidiary Guarantors named therein and U.S. Bank National Association, as trustee (the "Trustee"), (a) the due and punctual payment of the principal of, premium and interest on the Notes (as defined in the Indenture), whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal and premium, and, to the extent permitted by law, interest and the due and punctual performance of all other obligations of the Issuer to the Holders or the Trustee all in accordance with the terms of the Indenture (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise and (c) all obligations of each Subsidiary Guarantor under its Note Guarantee. The obligations of the Trust to the Holders of Notes and to the Trustee pursuant to this Trust Guarantee and the Indenture are expressly set forth in Article 11 of the Indenture and reference is hereby made to the Indenture for the precise terms of this Trust Guarantee. Each Holder of a Note, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee, on behalf of such Holder, to take such action as may be necessary or appropriate to effectuate the subordination as provided in the Indenture, (c) appoints the Trustee attorney-in-fact of such Holder for such purpose and (d) acknowledges that Valiant Trust Company is entering into this Trust Guarantee solely in its capacity as trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Valiant Trust Company or any of the unitholders of the Trust and that any recourse against Valiant Trust Company or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or in connection herewith or from the matters to which this Trust Guarantee relates, if any, including without limitation claims based on negligence or other tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund as defined in the amended and restated trust indenture dated September 27, 2002 between Harvest Operations Corp. and Valiant Trust Company, as amended and restated effective January 1, 2004.

IN WITNESS HEREOF, the Trust Guarantor has caused this Notation of Trust Guarantee to be executed by a duly authorized officer.

Valiant Trust Company
in its capacity as trustee of,
HARVEST ENERGY TRUST

By: ______________________________
Name:
Title:

EXHIBIT F

**FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY SUBSEQUENT SUBSIDIARY GUARANTORS**

Supplemental Indenture (this "*Supplemental Indenture*"), dated as of ____________, among _________________ (the "*Guaranteeing Subsidiary*"), Harvest Operations Corp., an Alberta corporation, (the "*Issuer*"), Harvest Energy Trust, the Subsidiary Guarantors (as defined in the Indenture referred to herein) and U.S. Bank National Association, as Trustee (the "*Trustee*").

WITNESSETH

WHEREAS, the Issuer, the Trust and the Subsidiary Guarantors have heretofore executed and delivered to the Trustee an indenture (the "*Indenture*"), dated as of October 14, 2004 providing for the issuance of an unlimited aggregate principal amount of 7⅞% Senior Notes due 2011 (the "*Notes*");

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Issuer's obligations under the Notes and the Indenture on the terms and conditions set forth herein (the "*Note Guarantee*"); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Agreement to Guarantee. The Guaranteeing Subsidiary hereby agrees as follows:

(a) Along with all other Subsidiary Guarantors, to jointly and severally Guarantee to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of the Indenture, the Notes or the obligations of the Issuer hereunder or thereunder, that:

(i) the principal of and interest on the Notes shall be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful (subject in all cases to any applicable grace period provided in the Indenture), and all other obligations of the Issuer to the Holders or the Trustee hereunder or

thereunder shall be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, the same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Subsidiary Guarantors shall be jointly and severally obligated to pay the same immediately.

(b) The obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or the Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance that might otherwise constitute a legal or equitable discharge or defense of a guarantor.

(c) Subject to Section 6.06 of the Indenture and to the extent permitted by applicable law, each Subsidiary Guarantor hereby waives: diligence presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest, notice and all demands whatsoever.

(d) Subject to Section 6.06 of the Indenture and to the extent permitted by applicable law, this Note Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and the Indenture.

(e) If any Holder or the Trustee is required by any court or otherwise to return to the Trust, the Issuer, the Subsidiary Guarantors, or any custodian, trustee, liquidator or other similar official acting in relation to either the Trust, the Issuer or the Subsidiary Guarantors, any amount paid by either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(f) The Guaranteeing Subsidiary shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby.

(g) As between the Subsidiary Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 of the Indenture for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article 6 of the Indenture, such obligations (whether or not due and payable) shall forthwith become due and payable by the Subsidiary Guarantors for the purpose of this Note Guarantee.

(h) The Subsidiary Guarantors shall have the right to seek contribution from any non-paying Subsidiary Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantee.

(i) Pursuant to Section 10.02 of the Indenture, after giving effect to any maximum amount and any other contingent and fixed liabilities of the Subsidiary Guarantor that are relevant under any applicable Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, provincial or state law to the extent applicable, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under Article 10 of the Indenture, the Trustee, the Holders and the Subsidiary Guarantor irrevocably agree that the obligation of such Subsidiary Guarantor shall result in the obligations of such Subsidiary Guarantor under its Note Guarantee not constituting a fraudulent transfer or conveyance.

3. Execution and Delivery. Each Guaranteeing Subsidiary agrees that the Note Guarantees shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Note Guarantee.

4. Guaranteeing Subsidiary May Consolidate, Etc., on Certain Terms. (a) Except as otherwise provided in Section 10.04 of the Indenture, a Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets, or consolidate with or amalgamate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another Person unless:

(i) it shall be the continuing Person, or the Person (if other than it) formed by such consolidation, amalgamation or into which it is merged or that acquired or leased such property and assets of (the "Surviving Person") shall be a corporation, partnership, limited liability company or trust organized and validly existing under the laws of Canada, the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture to the Indenture, executed and delivered to the Trustee, all of the Issuer's or the Trust's obligations under the Indenture and the Notes or the Trust Guarantee, as applicable; *provided* that if the Surviving Person of the Issuer is not a corporation, a Restricted Subsidiary that is a corporation expressly assumes as co-obligor all of the obligations of the Issuer under the Indenture and the Notes pursuant to a supplemental indenture to the Indenture executed and delivered to the Trustee;

(ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(iii) immediately after giving effect to such transaction on a *pro forma* basis, the Trust or the Surviving Person, as the case may be, shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Trust immediately prior to such transaction;

(iv) immediately after giving effect to such transaction on a *pro forma* basis the Trust, or the Surviving Person, as the case may be, could Incur at least $1.00 of Indebtedness under Section 4.09(a) of the Indenture; *provided* that this clause (iv) shall not apply to a consolidation, amalgamation, merger or sale of all (but not less than all) of the assets of the Trust if all Liens and Indebtedness of the Trust or the Surviving Person, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would have been permitted (and all such Liens and Indebtedness, other than Liens and Indebtedness of the Trust and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indenture;

(v) it delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv)) and Opinion of Counsel, in each case stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; and

(vi) the Trust (in a transaction involving the Issuer) and each Subsidiary Guarantor, unless such Subsidiary Guarantor is the Person with which the Issuer or the Trust has entered into a transaction under Section 5.01 of the Indenture, shall have by amendment to its Trust Guarantee or Note Guarantee confirmed that its Guarantee shall apply to the obligations of the Issuer, the Trust or the Surviving Person in accordance with the Notes or the Trust Guarantee, as applicable, and the Indenture;

provided, however, that clauses (iii) and (iv) above do not apply (A) between or among the Trust, the Issuer and any Restricted Subsidiary or (B) if, in the good faith determination of the Board of Directors of the Issuer, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the jurisdiction of incorporation of the Trust and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

(b) For purposes of the foregoing, the transfer (by sale, conveyance, lease or otherwise, in a single transaction or series of transactions) of all or substantially all of the property and assets of a Person or of one or more of its Restricted Subsidiaries that constitutes all or substantially all of the property and assets of such Person on a consolidated basis, will be deemed to be the transfer of all or substantially all of the property and assets of such Person.

5. Releases. (a) The Trust shall not permit any Restricted Subsidiary (other than the Issuer or a Subsidiary Guarantor), directly or indirectly, to Guarantee any Indebtedness ("Guaranteed Indebtedness") of the Trust or any other Restricted Subsidiary (other than Indebtedness permitted to be Incurred under Section 4.09(b)(i) of the Indenture), unless (A) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture in substantially the form set forth in Exhibit F thereto providing for a Guarantee of payment of the Notes by such Restricted Subsidiary in substantially the form set forth in Exhibit D thereto and (B) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation

or any other rights against the Trust or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Note Guarantee until the Notes have been paid in full.

(b) If the Guaranteed Indebtedness is (A) *pari passu* in right of payment with the Notes or any Notes Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be *pari passu* in right of payment with, or subordinated to, the Note Guarantee or (B) subordinated in right of payment to the Notes or any Note Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Note Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes or the Notes Guarantee.

(c) Notwithstanding Section 4.18(a) and (b) of the Indenture, any Note Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(i) any sale, exchange or transfer, to any Person not an Affiliate of the Trust, of all of the Trust's and each Restricted Subsidiary's Capital Stock in such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by this Indenture) or upon the designation of such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of this Indenture;

(ii) the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee, except a discharge or release by or as a result of payment under such Guarantee; or

(iii) the execution of a supplemental indenture to the Indenture by such Subsidiary Guarantor expressly assuming as co-obligor all of the obligations of the Issuer under the Indenture and the Notes.

6. No Recourse Against Others. No past, present or future director, officer, employee, incorporator, stockholder or agent of the Guaranteeing Subsidiary, as such, shall have any liability for any obligations of the Issuer or any Guaranteeing Subsidiary under the Notes, any Note Guarantees, the Indenture or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

7. NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE.

8. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

9. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

10. Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Issuer.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: _______________, ____

[Guaranteeing Subsidiary]

By: ____________________
Name:
Title:

[Name of Subsidiary Guarantor]

By: ____________________
Name:
Title:

HARVEST OPERATIONS CORP.

By: ____________________
Name:
Title:

U.S. BANK NATIONAL ASSOCIATION,
AS TRUSTEE

By: ________________________________
Name:
Title:

File No. 82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES CLOSING OF U.S.$250 MILLION SENIOR NOTES OFFERING AND NOVEMBER DISTRIBUTION

Calgary, October 14, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") announces the closing of its U.S.$250 million offering of 7⅞% Senior Notes due 2011. The net proceeds of U.S.$241 million from the notes offering will be used to permanently repay Harvest's $70 million bank bridge facility with the balance used to repay a portion of its outstanding revolving credit facility. Management believes this financing has enhanced Harvest's financial flexibility.

Harvest also announces that a cash distribution of $0.20 per trust unit will be paid on November 15th, 2004 to Unitholders of record on October 29th, 2004. Harvest trust units are expected to commence trading on an ex-distribution basis on October 27th, 2004. This distribution amount represents Distributable Cash earned in the month of October 2004.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and recent corporate presentations.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB Canada T2P 0L4 **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David Rain Vice President & CFO	
Cindy Gray Investor Relations & Communications Advisor gray@harvestenergy.ca	

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

File No. 82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

Calgary, October 7, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announces an increase to the Exchange Ratio of the Exchangeable Shares of Harvest Energy Trust from 1.03705 to 1.04703. This increase will be effective on October 15th, 2004.

Exchangeable Shareholders of Harvest can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P OS2 (telephone: 403-233-2801).

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and recent corporate presentations.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB Canada T2P 0L4 **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David Rain Vice President & CFO	
Cindy Gray Investor Relations & Communications Advisor gray@harvestenergy.ca	

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES PRICING OF US$250 MILLION OF 7⅞% SENIOR NOTES DUE 2011

Calgary, October 7, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announced that its wholly-owned subsidiary, Harvest Operations Corp., has agreed to sell, on a private placement basis in the United States, US$250 million of senior notes due October 15, 2011. The senior notes will bear interest at an annual rate of 7⅞% and will be sold at a price of 99.3392% of their principal amount. The senior notes will be unconditionally guaranteed by Harvest Energy Trust and all of its other wholly-owned subsidiaries. Closing of the senior notes offering is expected to occur on October 14, 2004, and is subject to satisfaction of customary closing conditions.

Harvest intends to use the net proceeds of the offering to repay in full Harvest's bank bridge facility associated with the recent acquisition of the EnCana assets and partially repay outstanding balances under Harvest's revolving credit facility.

The senior notes have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB Canada T2P 0L4 **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David Rain Vice President & CFO	
Cindy Gray Investor Relations & Communications Advisor gray@harvestenergy.ca	

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

File No. 82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS OCTOBER 15TH, 2004 DISTRIBUTION

Calgary, September 16, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announces that a cash distribution of $0.20 per trust unit will be paid on October 15th, 2004 to Unitholders of record on September 30th, 2004. Harvest trust units are expected to commence trading on an ex-distribution basis on September 28th, 2004. This distribution amount represents Distributable Cash earned in the month of September 2004.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and recent corporate presentations.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB Canada T2P 0L4 **Phone: (403) 265-1178** ***Toll Free: (866) 666-1178*** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David Rain Vice President & CFO	
Cindy Gray Investor Relations & Communications Advisor gray@harvestenergy.ca	